SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2009

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

(Exact name of Registrant as specified in its charter)

CRESUD INC.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno 877, 23rd Floor, (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      ✓            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      ✓

CRESUD S.A.C.I.F. and A

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the English translation of the Financial Statements for the nine-month period ended on March 31, 2009 and on March 31, 2008 filed by the Company with the Bolsa de Comercio de Buenos Aires and with the Comisión Nacional de Valores.

Cresud Sociedad Anonima

Comercial, Inmobiliaria, Financiera

y Agropecuaria

Financial Statements

corresponding to the nine-month periods

ended March 31, 2009 and 2008

Cresud Sociedad Anonima

Comercial, Inmobiliaria, Financiera

y Agropecuaria

Consolidated Financial Statements

corresponding to the nine-month periods

ended March 31, 2009 and 2008

Cresud Sociedad Anonima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Financial Statements

Cresud Sociedad Anonima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Fiscal year No. 74 started on July 1, 2008

Financial Statements for the period ended March 31, 2009

In comparative format with previous fiscal year (Note 1- Consolidated Statement)

(in thousands of pesos)

Legal Address:	Moreno 877, 23rd Floor
Ciudad Autónoma de Buenos Aires

Principal Activity:	Agriculture, livestock and real-estate

DATES OF REGISTRATION AT THE PUBLIC REGISTRY OF COMMERCE

Of the by-laws:	February 19, 1937

Of the latest amendment:	July 28, 2008

Duration of the Company:	June 6, 2082

Information on controlled companies in Note 2 to the Consolidated Financial Statements

CAPITAL STATUS (Note 3 of basic financial statements)

SHARES
Type of stock	Authorized	Subscribed	Paid-in
Ordinary certified shares of Ps.1 face value and 1 vote each	501,538,610	501,538,610	501,538,610

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Balance Sheet as of March 31, 2009 and 2008 and June 30, 2008

(in thousands of pesos)

	March 31, 2009 (Notes 1 and 2)	June 30, 2008 (Notes 1, and 2)	March 31, 2008 (Notes 1 and 2)
ASSETS
Current Assets
Cash and banks (Note 4.a.)	68,507	47,795	137,659
Investments (Note 4.b.)	285,825	485,292	577,257
Trade accounts receivable, net (Note 4.c.)	259,885	35,793	27,253
Other receivables (Note 4.d.)	191,945	55,390	49,983
Inventories (Note 4.e.)	196,841	111,525	106,680
Other assets (Note 4.f.)	—	1,070	19,802

Total Current Assets	1,003,003	736,865	918,634

Non-Current Assets
Trade accounts receivable (Note 4.c.)	4,179	—	—
Other receivables (Note 4.d.)	282,802	41,365	40,355
Inventories (Note 4.e.)	239,669	76,113	75,403
Investments on controlled and related companies (Note 4.b.)	1,019,805	1,132,624	860,560
Other investments (Note 4.b.)	57,562	111	111
Property and Equipment, net (Note 4.g.)	3,181,710	266,616	263,165
Intangible assets, net (Note 4.h.)	45,870	22,829	23,017

Subtotal Non-Current Assets	4,831,597	1,539,658	1,262,611

Goodwill (Note 4.i.)	(309,154)	(206,763)	(115,787)

Total Non-Current Assets	4,522,443	1,332,895	1,146,824

Total Assets	5,525,446	2,069,760	2,065,458

LIABILITIES
Current Liabilities
Trade accounts payable (Note 4.j.)	208,048	49,540	45,429
Mortgages payable (Note 4.k.)	2,812	—	—
Short-term debt (Note 4.l.)	516,037	195,600	176,244
Salaries and social security payable (Note 4.m.)	27,898	6,409	3,444
Taxes payable (Note 4.n.)	152,647	10,325	14,236
Advances from customers (Note 4.o.)	106,310	—	11,970
Other liabilities (Note 4.p)	60,488	474	20,697
Provisions for lawsuits and contingencies (Note 4.q.)	3,972	—	—

Total Current Liabilities	1,078,212	262,348	272,020

Non-Current Liabilities
Trade accounts payable (Note 4.j.)	46,766	—	—
Advances from customers (Note 4.o.)	140,619	—	—
Long-term debt (Note 4.l.)	991,127	—	—
Taxes payable (Note 4.n.)	182,012	41,818	43,432
Other liabilities (Note 4.p.)	120,486	293	307
Provisions for lawsuits and contingencies (Note 4.q.)	7,150	1,803	1,797

Total Non-Current Liabilities	1,488,160	43,914	45,536

Total Liabilities	2,566,372	306,262	317,556

Minority interest	1,290,582	1,160	1,238

SHAREHOLDERS’ EQUITY	1,668,492	1,762,338	1,746,664

Total Liabilities and Shareholders’ Equity	5,525,446	2,069,760	2,065,458

The accompanying notes are an integral part of the consolidated financial statements

Alejandro Elsztain
Vice-president II Acting as President

Cresud Sociedad Anonima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Statement of Income

Corresponding to the periods beginning on July 1, 2008 and 2007 and ended March 31, 2009 and 2008

(in thousands of pesos)

	March 31, 2009	March 31, 2008
Agricultural production income (Note 6)	62,986	70,264
Cost of agricultural production (Note 6)	(78,103)	(48,138)

Production Profit – Agricultural	(15,117)	22,126

Sales - crops, beef cattle, milk and others (Note 6)	133,293	103,239
Sales of farm (Note 6)	—	5,952
Cost of sales - crops, beef cattle, milk and others (Note 6)	(108,667)	(87,933)
Cost of farms (Note 6)	—	(2,692)

Sales profit – Agricultural business	24,626	18,566

Sales and development of properties (Note 6)	134,845	—
Income from lease and service of offices, shopping centers, hotels, consumer financing and others (Note 6)	482,918	—
Cost of sales and development of properties (Note 6)	(91,037)	—
Cost of lease and service offices, shopping centers, hotels, consumer financing and others (Note 6)	(170,272)	—

Sales profit – Real estate business	356,454	—

Gross profit - Agricultural business	9,509	40,692

Gross profit - Real estate business	356,454	—

Gross profit	365,963	40,692

Selling expenses	(149,904)	(7,906)
Administrative expenses	(86,694)	(15,217)
Unrealized gain – on farm held for sale	7,718	17,424
Unrealized loss on inventories (Note 4.r)	(2,956)	(1,216)
Net income from retained interest in securitized receivables	(25,210)	—

Operating gain	108,917	33,777

Amortization of goodwill	15,031	—
Financial results
Generated by assets:
Exchange gains	90,171	(8,427)
Conversion differences	5,085	—
Interest income	8,094	2,230
Gain on hedging operations	33,084	470
Tax on bank account operations	(3,418)	(3,400)
Interests of acquired convertible notes	—	(387)
(Loss) gain on financial operations	(33,809)	1,156
Others	(164)	(45)

Subtotal	99,043	(8,403)

Generated by liabilities:
Interest paid	(90)	—
Loans and convertible notes	(99,841)	(16,966)
Net income for repurchase of convertible notes (Note 14)	137,520	—
Others	(1,211)	(676)
Exchange loss	(160,890)	(1,283)

Subtotal	(124,512)	(18,925)

Financial results, net	(25,469)	(27,328)

(Loss) gain on equity investees	(70,152)	20,139
Other income and expenses (Note 4.s)	(16,684)	(3,203)
Management fee	(493)	(2,976)

Net gain before income tax and minority interest	11,150	20,409

Income tax and minimum presumed expenses	(32,466)	7,561

Minority interest	25,987	(344)

Net income for the period	4,671	27,626

Earnings per share :
Basic net gain per share (Note 5)	0.01	0.09
Diluted net gain per share (Note 5)	0.01	0.08

The accompanying notes are an integral part of the consolidated financial statements.

Alejandro Elsztain
Vice-president II Acting as President

Cresud Sociedad Anonima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Statement of Cash Flows

Corresponding to the periods beginning on July 1, 2008 and 2007 and ended March 31, 2009 and 2008

(in thousands of pesos)

	March 31, 2009	March 31, 2008
Changes in cash and cash equivalents
Cash and cash equivalents at the beginning of the year	521,086	85,244
Cash and cash equivalents at the end of the period	166,909	714,127

Net (decrease) increase in cash and cash equivalents	(354,177)	628,883

Causes of changes in cash and cash equivalents
Operating activities
Income for the period	4,671	27,626
Income tax	32,466	(7,561)
Adjustments made to reach net cash flow from operating activities
Loss (gain) on equity investees	70,152	(20,139)
Minority interest	(25,987)	401
Increase in allowances, provisions and accruals	71,887	11,989
Depreciation and amortization	78,213	4,114
Unrealized loss on Inventories	2,956	1,216
Financial results	142,402	16,461
Loss sales of fixed assets	(99)	(3,260)
Adjustment valuation to net realizable value in other assets	(7,718)	(17,424)
Amortization of goodwill	(15,031)	—
Result from barter of inventories	(2,867)	—
Result from repurchases of non-convertible notes	(137,520)	—
Changes in operating assets and liabilities
(Increase) decrease in current investments	(78,186)	363
(Increase) decrease in trade accounts receivable, leases and services	(78,837)	10,581
Increase in other receivables	(102,083)	(23,383)
Increase in inventories	(29,089)	(63,697)
Increase in intangible assets	(763)	—
Increase in social security payables, taxes payable and advances from customers	36,181	18,413
(Decrease) increase in trade accounts payable	(27,438)	9,073
Dividends collected	1,980	1,708
Increase in accrued interest	949	—
Increase in advances from customers	66,779	—
Increase in other liabilities	(26,169)	13,642

Cash flows applied to operating activities	(23,151)	(19,877)

Investment activities
Decrease in non-current investments	37,768	—
Increase in interest in equity method investees	(35,534)	(250,757)
Increase in IRSA’s interest	(89,893)	—
Acquisition, upgrading and collected of fixed assets	(243,964)	(5,055)
Sales of fixed assets	1,196	3,776
Increase in intangible assets	(1,782)	—
Increase in goodwill	(45)	—
Purchase and improvements of undeveloped parcels of lands	(1,611)	—
Loans granted	(2,174)	—
Payment for subsidiary acquired, net of cash acquired	171,481	—

Cash flows applied to investment activities	(164,558)	(252,036)

Financing activities
Increase in capital	—	881,041
Contributions received by subsidiaries from minority shareholders	22,778	—
Exercise of Warrants and Options	37	11,162
Cash Dividends paid	(41,608)	(8,250)
Proceeds from short-term and long-term debt	154,147	76,478
Payment of short-term debt	(148,776)	(55,942)
Repurchase of treasury stocks	(62,109)	—
Expenditures for repurchase of non-convertible notes	(90,137)	—
Decrease in mortgages payable	(800)	—
Decrease in trade accounts payable	—	(3,693)

Cash flows (applied to) provided by financing activities	(166,468)	900,796

Net (decrease) increase in cash and cash equivalents	(354,177)	628,883

Alejandro Elsztain
Vice-president II Acting as President

Cresud Sociedad Anonima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Statement of Cash Flows

Corresponding to the periods beginning on July 1, 2008 and 2007 and ended March 31, 2009 and 2008

(in thousands of pesos)

	March 31, 2009	March 31, 2008
Items not involving changes in cash and cash equivalents

Inventory transferred to property and equipment	1,044	1,205
Increase in other receivables by sale of property and equipment	—	311
Acquisition of subsidiary companies through a decrease of non-current investment	—	37,764
Increase in fixed assets through an increase in other liabilities	60,620	—
Decrease in non-current investments by transitory conversion differences	31,308	—
Repayment of financial loans through issue of stock by exercise of conversion right	—	8,519
Repurchase of treasury stock unpaid	128	—
Increase in inventory through a decrease in property and equipment	4,777	—
Transfer of undeveloped parcels of land to an inventories	25,410	—
Increase in other receivables through a decrease in undeveloped parcels of land	4,065	—
Decrease in trade accounts payable through a decrease in undeveloped parcels of land	5,445	—
Increase in goodwill through a decrease in minority interest	482	—
Increase in fixed assets through an increase in trade accounts payable	7,643	—
Issuance of certificates of participation	25,634	—
Financial costs capitalized	72,134	—
Complementary information
Interest paid	100,601	10,504
Income tax paid	11,867	2,829

	March 31, 2009	March 31, 2008
Acquisition of subsidiaries companies

Investments	175,097	—
Trade accounts receivable and rentals	179,640	—
Other receivables	283,653	—
Inventories	207,453	—
Non-Current Investments	941,770	—
Property and equipment, net	2,644,004	—
Intangible assets	45,787	—
Goodwill	(286,593)	—
Trade accounts payable	(243,502)	—
Mortgage payable	(3,882)	—
Advances from customers	(237,539)	—
Financial loans	(1,369,227)	—
Salaries and social security payable	(31,674)	—
Taxes payable	(175,980)	—
Other liabilities	(148,146)	—
Minority interest	(456,079)	—

Acquired assets that do not affect cash, net value	1,524,782	—

Acquires funds	230,472	—

Acquired assets, net value	1,755,254	—

Minority interest	(852,656)	—
Equity method previous to the consolidation	(786,711)	—
Goodwill generated by the purchase	(56,896)	—

Purchase value of subsidiaries companies	58,991	—

Acquired funds	(230,472)	—

	(171,481)	—

Alejandro Elsztain Vice-president II Acting as President

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements

(in thousands of pesos)

Corresponding to the periods beginning on July 1, 2008 and 2007 and ended on March 31, 2009 and 2008

NOTE 1:	BASIS OF PRESENTATION OF THE FINANCIAL STATEMENTS

As a consequence of the application of the unifying accounting standards approved by the Comisión Nacional de Valores (CNV), which require that consolidated Financial Statements be presented as established by Technical Resolution No. 21 of the Federación Argentina de Consejos Profesionales de Ciencias Económicas (FACPCE), the Balance Sheet as of March 31, 2009 and 2008 and the Statements of Income and the Statements of Cash Flows for the periods ended on those dates were consolidated on a line by line basis with the financial statements of such companies in which it holds a majority of the voting shares.

During the semester ended December 31, 2008, the Company acquired directly and indirectly 68,712,008 additional shares of IRSA Inversiones y Representaciones Sociedad Anónima (IRSA). Thus, the Company’s direct and indirect interest in IRSA through its affiliates amounts to 54.01%, therefore, from October 1, 2008, the Company begins to consolidate the financial statements of IRSA in accordance with Technical Resolution No. 21.

The consolidated financial statements as of June 30, 2008 and as of March 31, 2008, disclosed in comparative balances do not include information consolidated with IRSA (See Note 18).

The financial statements of the subsidiary companies Inversiones Ganaderas S.A., Futuros y Opciones.Com S.A. and Agropecuaria Anta S.A. (ex Agropecuaria Cervera S.A.) as of March 31, 2009 and 2008 have been used in order to determine line by line consolidation. Likewise, as the companies FyO Trading S.A. and Agrology S.A were organized on May 2 and 8, 2008, respectively, their financial statements are only consolidated as of March 31, 2009 and June 30, 2008.

For purposes of comparability, certain reclassifications have been made on the information as of June 30, 2008 and March 31, 2008.

The consolidated statement of Income as of March 31, 2009, includes income (loss) of IRSA Inversiones y Representaciones Sociedad Anónima from October 1 through March 31, 2009.

These Financial Statements and the corresponding notes are presented in thousand of Argentine Pesos. Figures expressed in United States dollars (US$), are presented in whole millions.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

NOTE 2:	CORPORATE CONTROL

The Company’s interest in other companies is shown in the following table:

COMPANY	CRESUD PERCENTAGE OF VOTING SHARES OWNED	CONSOLIDATED PERCENTAGE OF VOTING SHARES OWNED
IRSA Inversiones y Representaciones Sociedad Anónima	50.23	54.01	(1)

Inversiones Ganaderas S.A.	99.99	99.99

Futuros y Opciones.Com S.A.	66.20	66.20
Agropecuaria Anta S.A. (ex Agropecuaria Cervera S.A.)	90.00	99.99	(2)

Agrology S.A.	97.00	99.99	(2)

FyO Trading S.A.	3.63	67.43	(3)
(1) Includes interests in participations of Agrology S.A. (2) Includes interests in participations of Inversiones Ganaderas S.A. (3) Includes interests in participations of Futuros y Opciones.Com S.A.

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES

The Financial Statements of the Subsidiary Companies mentioned in Note 2 have been prepared based on accounting principles consistent with those followed by Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria for the preparation of its Financial Statements, as detailed in Note 2 of the basic financial statements.

High relevant valuation and disclosure criteria applied in preparing the financial statements of consolidated companies and not explained in the valuation criteria note of the holding company are as follows:

a) Revenue recognition

• Real Estate Business

1) Revenue recognition of IRSA Inversiones y Representaciones Sociedad Anónima

• Sales of properties

IRSA records revenue from the sale of properties when all of the following criteria are met:

• The sale has been consummated.

• There is sufficient evidence to demonstrate the buyer’s ability and commitment to pay for the property.

• The Company’s receivable is not subject to future subordination.

• The Company has transferred the property to the buyer.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

NOTE 3:	(continued)

In addition, IRSA uses the percentage-of-completion method of accounting with respect to sales of development properties under construction. Under this method, revenue is recognized based on the ratio of costs incurred to total estimated costs according to budgeted costs. IRSA does not commence revenue and cost recognition until such time as the decision to proceed with the project is made and construction activities have begun. The percentage-of-completion method of accounting requires the Company’s Management to prepare budgeted costs in connection with sales of properties/units. All changes to estimated costs of completion are incorporated into revised estimates during the contract period.

• Revenues from leases

Revenues from leases are recognized on a straight –line basis over the life of the related lease contracts.

2) Revenue recognition of Alto Palermo S.A. (APSA)

• Net income for admission rights and rental of stores and stands

Leases with tenants are accounted for as operating leases. Tenants are generally charged a rent, which consists of the higher of (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross revenues (the “Percentage Rent”) (which generally ranges between 4% and 10% of tenant’s gross revenues).

Furthermore, pursuant to the rent adjustment clause in most leases, the tenant’s Base Rent generally increases between 7% and 12% each year during the term of the lease. Minimum rental income is recognized following on the accrued criteria.

Certain lease agreements contain provisions, which provide for rents based on a percentage of sales or based on a percentage of revenues volume above a specified threshold. APSA determines the compliance with specific targets and calculates the additional rent on a monthly basis as provided for in the contracts. Thus, these contingent rents are not recognized until the required thresholds are exceeded.

Generally, APSA’s lease agreements vary from 36 to 120 months. Law No. 24,808 provides that tenants may rescind commercial lease agreements after the initial six-months, upon not less than 60 days’ written notice, subject to penalties which vary from one to one and a half months rent if the tenant rescinds during the first year of its lease, and one month of rent if the tenant rescinds after the first year of its lease.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

NOTE 3:	(continued)

Additionally, APSA charges its tenants monthly administration fees relating to the administration and maintenance of the common area and the administration of contributions made by tenants to finance promotional efforts for the overall shopping centers operations. The administration fees are prorated among the tenants according to their leases which vary from shopping center to shopping center. Administration fees are recognized monthly when earned.

In addition to rent, tenants are generally charged “a non refundable admission fee”, that tenants may be required to pay upon entering into a lease or upon lease renewal. Admission right is normally paid in one lump sum or in a small number of monthly installments. Admission rights are recognized in earnings using the straight-line method over the life of the respective lease agreements.

• Lease agent operations

Fibesa S.A. and Comercializadora Los Altos S.A. (ALTOCITY.COM S.A.’s continuining company, companies in which APSA have shares of 99.9999% and 100% respectively, act as the leasing agents for APSA bringing together the company and potential lessees for the retail space available in certain of APSA’s shopping centers. Fibesa S.A.’s and Comercializadora Los Altos S.A’s revenues are derived primarily from collected commissions calculated as a percentage of the final rental income value. Revenues are recognized at the time the transaction is successfully concluded.

• Credit card operations “Consumer Financing”

Revenues derived from credit card transactions consist commissions, financing income, charges to clients for life and disability insurance and for statements of account, among other. Commissions are recognized at the time the merchants’ transactions are processed, while the rests financial income is recognized when accrued. Income generated from granting consumer loans mainly includes financial interests which are recognized by the accrued method during the period irrespective of whether collection has or has not been made.

• Hotel operations

IRSA recognizes revenues from its rooms, catering and restaurant facilities as accrued on the close of each business day.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Net operating results from each business unit are disclosed in Note 6.

NOTE 3:	(continued)

b) Inventories

• Real Estate Business

A property is classified as inventories upon determination by the Board of Directors that the property is to be marketed for sale in the normal course of business over the next several years.

Properties classified as inventories have been valued at acquisition or construction cost restated as mentioned in Note 1.c. to the basic financial statements or estimated market value, whichever is lower. Costs include land and land improvements, direct construction costs, construction overhead costs, financial costs and real estate taxes.

Inventories on which advance payments that establish price have been received, and the operation’s contract terms and conditions assure that the sale will be effectively accomplished and that the income will be realized, are valued at its fair market value. Profits arising from such valuation are shown in the “Gain from valuation of assets at net realizable value” caption of the Statements of Income.

Properties held for sale are classified as current or non-current based on the estimated date of sale and the time at which the related receivable is expected to be collected by the Company.

The amount recorded in inventories, net of allowances set up, does not exceed their estimated recoverable value at the end of the period/year.

Credits in kind:

IRSA has credits in kinds related to rights to receive certain property units to be built. The units have been valued according to the accounting measuring standards corresponding to inventories receivables and there have been disclosed under “Inventories”.

c) Others assets

• Agricultural Business

The other assets for which price-fixing prepayments were received and the contractual conditions of the transaction ensure the actual materialization of the sale and the income and they are valued at net realization value.

Profits arising from such valuation are shown in the “Unrealized gain – on farm held for sale” caption of the Statements of Income.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

NOTE 3:	(continued)

d) Non-current investments

• Real Estate Business

• Investments in debt securities:

Investments in debt securities were valued based on the best estimate of the discounted amount receivable, applying the corresponding internal rate of return estimated at the time of incorporation to assets, as IRSA will hold them to maturity.

• Investments in subsidiaries and affiliated companies:

Long term investments in subsidiaries and affiliated companies, have been valued by using the equity method of accounting based on the unaudited financial statements at March 31, 2009 issued by them. The accounting standards used by the subsidiaries to prepare their unaudited financial statements are the same as those used by the Company. The accounting standards used by the related companies to prepare their unaudited financial statements are those currently in effect.

The Financial Statements of Banco Hipotecario S.A. and Banco de Crédito y Securitización S.A. are prepared in accordance with the Central Bank of the Argentine Republic (“BCRA”) standards. For the purpose of the valuation of the investment in IRSA, adjustments necessary to adequate the financial statements to the professional accounting standards have been considered.

This item also includes the lower or higher value paid for the purchase of shares in subsidiaries and affiliated companies assignable to the assets acquired, and goodwill related to the subsidiary Banco Hipotecario S.A. and Manibil S.A.

• Banco Hipotecario S.A.:

IRSA has an important investment in Banco Hipotecario S.A. This investment is valued according to the equity method due to the significant influence of the economic group on the decisions of Banco Hipotecario S.A. and to the intention of keeping said investment on a permanent basis.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

NOTE 3:	(continued)

In accordance with the regulations of the BCRA and the contracts signed as a result of Banco Hipotecario S.A.’s financial debt restructuring process, there are certain restrictions on the distribution of profits by Banco Hipotecario S.A. to IRSA.

The negative goodwill arising from the acquisition of shares in Banco Hipotecario (See Note 9.B.1.e.) has been measured at cost, which in turn had been calculated as the difference between the amount paid for such investment and the book value of the equity interest acquired. The Company is now analyzing the effects of the allocation of the purchase value according to the provisions under Technical Resolution No. 21.

• Tyrus S.A.:

Uruguay-based Tyrus S.A. has been classified as not integrated into the Company’s operations because it is a company engaged in holding the shares pertaining to the investment in Metropolitan (See Note 9.B.1.d) whose operations are carried out fully abroad. IRSA does not control foreign operations, which are conducted with a significant degree of autonomy with respect to the Company’s own operations. Besides, such operations are mainly financed with funds originating in its own transactions or in local loans.

The Tyrus S.A.’s assets and liabilities were converted into Pesos at the exchange rate in force at the close of the period. The Statement of Income accounts have been converted into Pesos at the exchange rates in force at the time of each transaction. Foreign exchange gains/losses arising from the conversion have been charged to the Shareholders’ equity caption of IRSA Inversiones y Representaciones Sociedad Anónima, in the line “Transitory conversion differences” and they amounted to Ps. 14,967 as of March 31, 2009.

The goodwill corresponding to the acquisition of the controlled company Tyrus S.A. has been measured at cost value, which was calculated as the difference between the amounts paid for such investment and the book value of the ownership interest acquired. The Company is now following the procedure to analize the current value of the assets and liabilities acquired for purpose of allocating of the purchase value, in conformity with Technical Resolution No. 21.

• Certificates of participation in IRSA I financial trust:

The certificates of participation in IRSA I financial trust have been valued at the amount resulting from apportioning the participation certificate holding to the trust assets.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

NOTE 3:	(continued)

• Undeveloped parcels of lands:

IRSA acquires undeveloped land in order to provide an adequate and well-located supply for its residential and office building operations. IRSA’s strategy for land acquisition and development is dictated by specific market conditions where the Company conducts its operations.

Land held for development and sale and improvements are stated at cost restated as mentioned in Note 1.c. to the basic financial statements or market value, whichever is lower. As of June 30, 2008, IRSA maintained allowances for impairment of certain parcels of undeveloped land for which their market value is lower than cost. The amount charged to reflect the allowance for impairment and its reversal has been disclosed in “Unrealized (loss) gain on inventories” in the Statement of Income (See Note 4.s).

Land and land improvements are transferred to inventories or fixed assets when construction commences or their trade is decided.

The values thus obtained, net of the allowances recorded, do not exceed their respective estimated recoverable values at the end of the period.

e) Business combinations

• Real Estate Business

Entities purchased by the Company were recorded in line with the “acquisition method” set forth in Technical Resolution No.18. All assets and liabilities acquired to third independent parties were adjusted to show their fair value. In to such extent, IRSA identified the assets and liabilities acquired including intangible assets such as:

-        The estimated current value of the costs that IRSA avoids incurring as a result of acquiring effective rent contracts, for which the estimated costs of entering into similar contracts were taken into account as well as other factors such as the geographical location and the size of the area rented. The value of the effective rent contracts is included in intangibles and it is amortized as a rental cost in the remaining initial term of each contract.

-        The value of the rent contracts acquired, for which the market conditions to the date of acquisition were taken into account as well as other factors including geographical location, size and location of the area rented in the building, profile and credit risk conditions of the lessees to determine if the rental contracts acquired have higher or lesser conditions to those of the market at the time of the acquisition. The current value of the difference between the contracts acquired under the terms of the contracts and the market conditions were taken into account, disclosing an asset or a liability (shown in Other liabilities) depending if the contracts acquired are higher or lesser to the market values.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

NOTE 3:	(continued)

The values thus determined should be amortized as an increase or decrease of the income for rentals during the remaining term of the respective contracts, including any renewal considered in the valuation. If a lessee terminates its rent contract, the non-amortized portion of the intangible assets will be recorded in the Statement of Income.

-        Relationships with clients. The items that IRSA considered to assign value to such relationships include the nature and extension of the commercial relationships currently existing with lessees, growth prospects for development of new business, lessee’s credit qualities and renewal prospects. IRSA has not identified any lessee with whom it has developed a type of relationship allowing the recognition of an intangible asset.

The process of identification and the determination of the price paid is a matter that requires complex judgments and significant estimates.

IRSA used the information contained in valuations estimated by independent appraisers as primary base for assigning the price paid for the land and the building acquired. The amounts assigned to all the other assets and liabilities were based on independent valuations or on the IRSA’s own analysis on comparable assets and liabilities. The current value of tangible assets acquired considers the property value as if it was empty.

In accordance with the terms of Technical Resolution No. 21, the difference between the price paid and the addition of the current values of the net assets acquired generate goodwill. If the value of identified tangible and intangible assets and liabilities exceeds the price paid, the intangible assets acquired are not recognized as they would cause an increase of the negative goodwill generated by these acquisitions at the time of the purchase. The goodwill generated due to an acquisition of net assets is shown in line with the tangible asset acquired. Amortizations have been calculated by the straight line method on the basis of the estimated useful life considering the weight average of the remaining useful life of the tangible assets acquired.

f) Property and equipment, net

• Agricultural Business

The tree plantations (wood) comprising this account has been valued at cost less respective accumulated depreciation as the Company has no intention to sell it, but use it in the production process.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

NOTE 3:	(continued)

Its cost was calculated according to a “Report on forestry mass increase” carried out by a forestry engineer at the request of the preceding shareholders of Agropecuaria Anta S.A. (ex Agropecuaria Cervera S.A.) (ANTA).

ANTA former Board of Directors based on such report as well as on owns estimates accepted the value of the tree plantations (wood) in Ps. 4,320.

Depreciation for the period was calculated based on the remaining concession term.

Other considerations – concessions granted

Among other goods and rights ANTA has the concession planning and execution of an integral development project including: biological, economical and social issues on several real estates located in the department of Anta, province of Salta. The company is also duty authorized to perform a significant agricultural, cattle farming and forestry project which was awarded under resolution No. 190/99 and bidding No. 58/98 of the Ministry of Production and Employment.

Such concession was granted for a 35 year term with a postponement option of 29 additional years by ANTA.

Among other obligations ANTA has to invest Ps. 16,000 in agriculture, cattle farming, hydraulic resources, continuing education, forestry development, forest planting, fauna, natural reserve and eco-tourism, and has to pay an annual US$ 0.06 million cannon to the province of Salta to be paid as from the 20th year as from the commencement of the concession.

On July 2, 2008, a memorandum of understanding was executed by which the concession agreement mentioned in Note 12. was renegotiated.

• Real Estate Business

Fixed assets comprise primarily of rental properties and other properties and equipment held for use by IRSA Inversiones y Representaciones Sociedad Anónima.

Fixed assets value, net of allowances set up, does not exceed estimated recoverable value at the end of the period/year.

Rental properties

Rental properties are carried at acquisition and/or construction cost, restated as mentioned in Note 1.c. to the basic financial statements, less accumulated

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

NOTE 3:	(Continued)

depreciation and allowance for impairment at the end of the period. IRSA capitalizes the financial costs accrued costs associated with long-term construction projects. During the period/year ended March 31, 2009 and June 30, 2008, financial costs were capitalized in the building known as “DIQUE IV” for Ps. 7,561 and Ps. 109, respectively.

Accumulated depreciation is computed under the straight-line method over the estimated useful lives of each asset. Expenditures for ordinary maintenance and repairs are charged to results in the period incurred.

IRSA has allowances for impairment of certain rental properties.

The amount charged to reflect the allowance for impairment and its reversal has been disclosed in “Unrealized (loss) gain on inventories” in the Statement of Income (See Note 4.s).

Significant renovations and improvements, which improve or extend the useful life of the asset are capitalized and depreciated over its estimated remaining useful life. At the time depreciable assets are retired or otherwise disposed of, the cost and the accumulated depreciation of the assets are eliminated from the accounts and the resulting gain or loss is disclosed in the unaudited statement of income.

Other properties and equipment

Other properties and equipment properties are carried at cost, restated as mentioned in Note 1.c. to the basic financial statements, less accumulated depreciation at the end of the period. Accumulated depreciation is computed under the straight-line method over the estimated useful lives of the assets.

g) Intangible assets

• Agricultural Business

The total price paid for acquiring Agropecuaria Anta S.A. (ex Agropecuaria Cervera S.A.) was allocated to identified individual assets; they include Ps. 22,453 as concession rights that are booked as intangible assets to these consolidated financial statements.

The amortization of the concession right of Agropecuaria Anta S.A. (ex Agropecuaria Cervera S.A.) is calculated according to its duration, whose remaining time is 30 years.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

NOTE 3:	(continued)

• Real Estate Business

Intangible assets are carried at cost restated as mentioned in Note 1.c. to the basic financial statements, less accumulated amortization and corresponding allowances for impairment in value. Included in the Intangible Assets caption are the following:

• Trademarks

Trademarks include the expenses and fees related to their registration.

• Pre-operating and organization expenses

This item reflects expenses generated by the opening of new shopping malls restated as mentioned in Note 1.c. to the basic financial statements. Those expenses are amortized by the straight-line method in 3 years, beginning as from the date of opening of the shopping center.

• Projects development expenses

Intangible assets, related to new projects development expenses, have been valued at acquisition cost and they will be amortized during the period in which IRSA starts developing the project.

• Saving expenses of contracts

Intangible assets correspond to expenses that IRSA avoids incurring as a result of acquiring effective rent contracts and the estimated costs of entering into rent contracts acquired (See Note 3.e.). These are shown net of their accumulated amortization.

Intangible assets are amortized during the average initial remaining useful life of the rent contracts acquired.

The value of these assets does not exceed its estimated recoverable value as of period/year-end.

h) Goodwill

• Real Estate Business

i.       Negative goodwill: Negative goodwill represents the excess of the market value of net assets of the subsidiaries at the percentage of participation acquired over the acquisition cost. Goodwill has been restated following the guidelines mentioned in Note 1.c. to the basic financial statements and amortization has been calculated by the straight-line method based on estimated useful life, that in no case exceed 20 years, considering the weighted-average of the remaining useful life of identifiable assets acquired subject to depreciation.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

NOTE 3:	(continued)

Includes goodwill originated from the purchase of shares of Emprendimiento Recoleta S.A., Empalme S.A.I.C.F.A y G., Mendoza Plaza Shopping S.A. (the last one through APSA), Palermo Invest S.A., Alto Palermo S.A., Banco Hipotecario S.A. and Tyrus S.A.

The negative goodwill arising from the acquisition of shares in Banco Hipotecario (See Note 9.B.1.e. to the Consolidated Financial Statements) has been measured at cost, which in turn had been calculated as the difference between the amount paid for such investment and the book value of the equity interest acquired. The Company is now analyzing the effects of the allocation of the purchase value according to the provisions under Technical Resolution No. 21.

ii. Goodwill: the goodwill represents the excess of the acquisition cost over the net assets’ market value of the business acquired to the share percentage.

Includes the goodwill originated by the purchase of shares of Tarshop S.A., Fibesa S.A (these two last through APSA) and Alto Palermo S.A.

Additionally, also includes goodwill originated from the purchase of net assets of Museo Renault y Torre Bank Boston.

Amortizations were calculated through the straight line method on the basis of an estimated useful life considering the weight average of the remaining useful life of the assets acquired.

The residual value of goodwill arising from acquisition of net assets and shares in companies has been shown in the “Goodwill” caption. Amortizations were classified in the “Amortization of Goodwill” caption of the statement of income.

Values thus obtained do not exceed the respective estimated recoverable values at period/year end.

i) Liabilities in kind related with barter transactions

• Real Estate Business

Liabilities in kind corresponding to obligations to deliver units to be built are valued considering the cost of the assets received. IRSA estimates that this value does exceed the cost of construction of the units to deliver plus additional costs to transfer the assets to the creditor. Liabilities in kind have been shown in the “Trade account payables”.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

NOTE 3:	(continued)

j) Deferred financing cost

• Real Estate Business

Expenses incurred in connection with the issuance of Negotiable Obligations and proceeds of loans are amortized over the life of the related issuances. In the case of redemption or conversion of these notes, the related expenses are amortized using the accelerated depreciation method.

Amortization has been recorded under “Financial results, net” in the Statements of Income as a greater financing expense.

NOTE 4:	Details of consolidated balance sheet and consolidated statement of income accounts

As of March 31, 2009 and 2008, and as of June 30, 2008 the principal items of the financial statements are as follow:

a.	Cash and banks

	March 31, 2009	June 30, 2008	March 31, 2008
Cash	5,225	143	67
Foreign currency	1,599	19	18
Banks in local currency	27,342	1,619	6,133
Banks in foreign currency	32,937	44,730	106,101
Checks to be deposited	1,404	1,284	25,340

	68,507	47,795	137,659

b.	Investments

	March 31, 2009	June 30, 2008	March 31, 2008
Investments
Current
Mutual Funds (2)	163,353	473,292	576,468
Time deposits	15,455	—	—

	178,808	473,292	576,468

Bonds and Notes(1)
Government bonds
-Pre 2009 bonds	6,351	—	—
-Pro 2012 bonds	2,256	—	—
- Participation trust certificates	16,490	—	—
-Certificates of participation - Tarshop Trust	82,917	—	—
Allowance for impairment of investments	(8,710)	—	—
- Non-convertible Notes IRSA 2017 (US$)	—	11,285	—
-Global 2010 bonds	49	92	106
-Bocon Pro 1	1	1	1
-Mortgage Bonds	1,131	622	682

Subtotal	100,485	12,000	789

Public shares (1)	6,483	—	—
Others investments (1)	49	—	—

	285,825	485,292	577,257

(1)    Not considered cash equivalent for purposes of Statements of Cash Flows

(2)    As of March 31, 2009 includes Ps. 80,406 corresponding to mutual funds, not considered as cash for the purpose of the Statement of Cash Flows.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

NOTE 4:	(Continued)

	b.	Investments (Continued)

	March 31, 2009	June 30, 2008	March 31, 2008
Non-current
Investment on controlled and related companies
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Agro-Uranga S.A.
Shares	8,420	9,031	8,784
Higher property value	11,179	11,179	11,179

	19,599	20,210	19,963

Cactus Argentina S.A.
Shares	5,634	7,604	8,068

	5,634	7,604	8,068

Exportaciones Agroindustriales Argentinas S.A.
Shares	56	242	241

	56	242	241

IRSA Inversiones y Representaciones Sociedad Anónima
Shares	—	810,728	713,208
Higher values	—	122,593	—

	—	933,321	713,208

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas
Shares	171,107	160,519	115,341
Higher values (1)	6,887	6,887	—
Goodwill	3,841	3,841	3,739
Negative Goodwill	(17,183)	—	—

	164,652	171,247	119,080

Banco Hipotecario S.A.
Shares	261,867	—	—
Higher values (2)	10,099	—	—
Goodwill	(8,829)	—	—

	263,137	—	—

Banco Crédito y Securitización S.A.
Shares	4,889	—	—

	4,889	—	—

Manibil S.A.
Shares	642	—	—
Irrevocable capital contributions	23,892	—	—
Goodwill	10	—	—

	24,544	—	—

(1) Consist of Ps. 10,596 higher value of fixed assets and Ps. (3,759) higher value of tax effect.
(2) Consist of Ps. 309 higher value of intangible assets, Ps. 26,469 higher value of liabilities and Ps. (16,679) higher value of receivables.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

NOTE 4:	(Continued)

	b.	Investments (Continued)

	March 31, 2009	June 30, 2008	March 31, 2008
Metropolitan 885 Third Avenue LLC
Shares	76,615	—	—

	76,615	—	—

Advances for shares purchases	8,884	—	—

	8,884	—	—

Undeveloped parcels of land:
- Santa Maria del Plata	177,147	—	—
- Puerto Retiro	62,834	—	—
- Terreno Berutti	52,122	—	—
- Terreno Caballito	39,405	—	—
- Patio Olmos	32,949	—	—
- Pereiraola	23,413	—	—
- Other land reserves	19,817	—	—
- Torres de Rosario	17,054	—	—
- Espacio Aereo Coto	14,158	—	—
- Canteras Natal Crespo	6,000	—	—
- Pilar	3,866	—	—
- Torres Jardin IV	3,030	—	—

	451,795	—	—

	1,019,805	1,132,624	860,560

Other Investments
MAT	90	90	90
Coprolán	21	21	21
Certificates of participation - Tarshop Trust	64,289	—	—
Allowance for impairment of investments	(7,379)	—	—
Other investments	541	—	—

	57,562	111	111

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

NOTE 4:	(Continued)

c. Trade accounts receivable

	March 31, 2009	June 30, 2008	March 31, 2008
Current
Trade accounts receivable – agricultural business	15,729	30,357	25,198
Debtors from sale of real estate	7,111	—	—
Debtors from leases and services	60,401	—	—
Debtors from Tarjeta Shopping	143,250	—	—
Debtors from hotel activities	11,194	—	—
Debtors from Tarjeta Shopping – collection agents	4,689	—	—
Debtors from expenses and collective promotion fund	30,808	—	—
Debtors from leases under legal proceedings	34,490	—	—
Debtors under legal proceedings and past due debts	1,417	—	—
Less:
Allowance for doubtful accounts	(124,542)	(381)	(431)
Accounts receivable in foreign currency	9,871	4,609	1,451
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties (note 4 t.)	4,144	1,208	1,035
Collections to be deposited	52,913	—	—
Documents receivable	7,123	—	—
Credit cards receivables	1,287	—	—

	259,885	35,793	27,253

Non-current
Trade accounts receivable – real state	214	—	—
Debtors from sale in foreign currency	466	—	—
Debtors from leases and services	2,366	—	—
Debtors from Tarjeta Shopping	8,698	—	—
Less:			—
Allowance for doubtful accounts	(7,565)	—	—

	4,179	—	—

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

NOTE 4:	(Continued)

	d.	Other receivables

	March 31, 2009	June 30, 2008	March 31, 2008
Current
Receivables from the sale of shares (1)	33,852	—	—
Income tax advances and tax credit	23,549	14,853	14,357
Outstanding VAT	22,740	13,877	18,728
Prepaid expenses	22,263	113	148
Receivables from stock holders in related companies	21,294	—	—

Subsidiaries, related companies Law No. 19,550 Section 33 and related parties (Note 4.t)	18,992	5,433	4,524
Secured by mortgage	7,290	6,189	6,999
Trust programs account receivables	5,966	—	—
Guarantee deposits and premiums	4,542	1,174	2,825
Expenses to be recovered	4,523	—	—
Guarantee of defaulted credits	3,948	—	—
Loans granted	3,885	—	—
Receivable for services of third offered in Tarshop’ business	3,222	—	—

Outstanding tax on sales	2,788	296	331
Directors’ fees advances, net	2,287	—	—
Receivables from operations with hedging instruments	1,110	—	—
Pre-paid insurance	1,070	—	—
Prepaid leases	258	11,367	79
Other tax credit	247	—	208
Tax on minimum presumed income	52	42	21
Others	8,067	2,046	1,763

	191,945	55,390	49,983

(1)      In June, 2007 IRSA sold 10% of the shareholding in Solares de Santa Maria S.A. for US$ 10.6 million (on such date IRSA collected US$ 1.6 million of such amount). The balance will become due in December, 2009 and it is supported by a pledge in favor of IRSA.

Non-current
Deferred tax	116,365	1,298	747
Tax on minimum presumed income	78,968	20,056	17,771
Outstanding VAT	69,371	12,814	10,372
Receivables from the sale of farms	6,580	7,049	11,188
Trust programs account receivables	3,667	—	—
Mortgages receivable under legal proceeding	2,208	—	—
Allowance for doubtful accounts	(2,208)	—	—
Outstanding gross sales tax payable and others	1,948	—	—
Prepaid expenses	1,612	—	—
Income tax advances	139	148	—
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties (note 4 t.)	4	—	—
Prepaid leases	—	—	277
Others	4,148	—	—

	282,802	41,365	40,355

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

NOTE 4:	(Continued)

	e.	Inventories

	March 31, 2009	June 30, 2008	March 31, 2008
Current
Agricultural business Unharvested crops	97,788	6,486	47,588
Crops	28,805	67,224	24,762
Materials and others	28,687	21,701	14,888
Beef cattle	19,757	12,837	15,811
Seeds and fodder	2,360	3,277	3,631
Real estate business
Credit from barter transaction of Terreno Caballito (Koad) (1)	8,545	—	—
Credit from barter transaction of Dique III (3)	3,368	—	—
Abril/ Baldovinos	3,249	—	—
Inventories (hotel business)	2,847	—	—
Other inventories	957	—	—
San Martin de Tours	424	—	—
Dock 13	33	—	—
Torres Abasto	21	—	—

	196,841	111,525	106,680

Non-Current
Agricultural Business
Beef cattle	75,165	76,113	75,403
Real estate business
Horizons	91,834	—	—
Credit from barter of Caballito (Koad) (1)	21,843	—	—
Credit from barter of Caballito (Cyrsa) (2)	21,087	—	—
Credit from barter Benavídez (4)	11,265	—	—
Credit from barter Rosario	11,103	—	—
Caballito land	4,429	—	—
Abril/ Baldovinos	1,973	—	—
Other inventories	885	—	—
Torres Jardín	85	—	—

	239,669	76,113	75,403

(1)    See note 10.B.1.c. to the consolidated financial statements.

(2)    See note 10.B.1.h. to the consolidated financial statements.

(3)    See note 10.B.1.b. to the consolidated financial statements.

(4)    See note 10.B.1.a. to the consolidated financial statements.

f.	Others assets

	March 31, 2009	June 30, 2008	March 31, 2008
Current
Farm held for sale	—	1,070	19,802

	—	1,070	19,802

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

NOTE 4:	(Continued)

	g. Property and equipment
		March 31, 2009	June 30, 2008	March 31, 2008
	Agricultural business	422,460	266,616	263,165
	Real estate business
	Shopping Center (4)	1,339,007	—	—
	Office buildings (1)	1,107,284	—	—
	Hotels (3)	213,998	—	—
	Other fixed assets	95,274	—	—
	Commercial real estate (2)	3,687	—	—

		3,181,710	266,616	263,165

(1)      See note 10.B.1. d., e. y f. to the consolidated financial statements.

(2)      See note 10.B.1.g. to the consolidated financial statements.

(3)      In December 2006, Llao Llao Resorts S.A. acquired several plots of land in San Carlos de Bariloche, in the province of Río Negro, for US$ 7,000 paid as follows: US$ 4,200 in cash and the balance with a mortgage over the land acquired, payable in 36 monthly, equal and consecutive installments of US$ 86 each, with the first installment maturing in January 2007. Such installments include the amortization of principal and interest calculated by application of the French system at an annual 7% over balances.

(4)      See note 9.B.2.c. and d, 10.B.2.d. and 15.A.2.a. and b. to the consolidated financial statements.

h. Intangible assets

	March 31, 2009	June 30, 2008	March 31, 2008
Concession rights	22,265	22,829	23,017
Saving expenses of contracts in acquired leases	14,440	—	—
Pre-operating expenses	6,585	—	—
Tarshop’s customers	1,860	—	—
Trademarks	720	—	—

	45,870	22,829	23,017

i. Goodwill

	March 31, 2009	June 30, 2008	March 31, 2008
Goodwill
IRSA Inversiones y Representaciones Sociedad Anónima	34,935	12,597	—
Alto Palermo S.A.	21,026	—	—
Tarshop S.A.	8,150	—	—
Torre Bank Boston	5,951	—	—
Della Paolera 265 y Museo Renault	3,316	—	—
Fibesa S.A.	2,909	—	—
Negative goodwill
IRSA Inversiones y Representaciones Sociedad Anónima	(279,816)	(219,360)	(115,787)
Alto Palermo S.A.	(47,067)	—	—
Palermo Invest S.A.	(42,809)	—	—
Empalme S.A.I.C.F.A. y G.	(9,251)	—	—
Mendoza Plaza Shopping S.A.	(6,097)	—	—
Emprendimiento Recoleta S.A.	(355)	—	—
Tyrus S.A.	(46)	—	—

	(309,154)	(206,763)	(115,787)

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

NOTE 4:	(Continued)

j. Trade accounts payable

	March 31, 2009	June 30, 2008	March 31, 2008
Current
Suppliers (1)	151,129	17,972	22,796
Accrual for inputs and other expenses	45,907	24,247	18,729
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties (Note 4.t)	9,086	5,742	2,644
Accrual for harvest expenses	894	1,579	1,260
Others	1,032	—	—

	208,048	49,540	45,429

(1) As of March 31, 2009 includes US$ 1.7 million from the acquisition of farm “San Pedro” (secured by mortgage). See Note 11 to the basic financial statements.

Non-Current
Suppliers (1)	46,766	—	—

	46,766	—	—

(1) Includes Ps. 46,451 corresponding to the liabilities in kind associated to the acquisition of properties in Vicente Lopez (see note 9.B.1.b)

k. Mortgage payable

	March 31, 2009	June 30, 2008	March 31, 2008
Current
Mortgage payable Bariloche plots of land	2,812	—	—

	2,812	—	—

(1)      In December 2006, Llao Llao Resorts S.A. acquired several plots of land in San Carlos de Bariloche, in the province of Río Negro, for US$ 7,000 paid as follows: US$ 4,200 in cash and the balance with a mortgage over the land acquired, payable in 36 monthly, equal and consecutive installments of US$ 86 each, with the first installment maturing in January 2007. Such installments include the amortization of principal and interest calculated by application of the French system at an annual 7% over balances.

l. Short-term and long-term debts

	March 31, 2009	June 30, 2008	March 31, 2008
Current
Bank loans	363,204	194,178	171,476
Bank loans – Accrued interest	12,414	1,422	4,768
Overdraft	54,735	—	—
Debt related to purchase of subsidiaries	11,616	—	—
Convertible Notes – IRSA 2017 interest	6,158	—	—
Expenses for issuance of debt – Non Convertible Notes IRSA 2017	(875)	—	—
Convertible Notes – APSA US$ 120 M. – Interest	9,362	—	—
Expenses for issuance of debt –APSA US$ 120 M.	(483)	—	—
APSA 2014 Convertible Notes – Accrued interest	1,121	—	—
Convertible Notes – APSA US$ 154 M. – Capital	39,765	—	—
Convertible Notes – APSA US$ 154 M. – Interest	4,635	—	—
Expenses for issuance of debt –APSA US$ 154 M.	(443)	—	—
Debts for the purchase of Berutti plot of land	14,828	—	—

	516,037	195,600	176,244

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

NOTE 4:	(Continued)

l. Short-term and long-term debts (Continued)

	March 31, 2009	June 30, 2008	March 31, 2008
Non-Current
Financial loans	101,080	—	—
Non-Convertible Notes IRSA 2017	434,674	—	—
Expenses for issuance of debt – Non-Convertible Notes IRSA 2017	(4,519)	—	—
Convertible Notes – APSA US$ 120 M.	305,457	—	—
Expenses for issuance of debt – APSA US$ 120 M.	(2,375)	—	—
APSA 2014 Convertible Notes	57,622	—	—
Convertible Notes – APSA US$ 154 M.	99,413	—	—
Expenses for issuance of debt – APSA US$ 154 M.	(225)	—	—

	991,127	—	—

m. Salaries and social security payable
	March 31, 2009	June 30, 2008	March 31, 2008
Accrual for vacation and statutory annual bonus	20,884	5,188	2,862
Social security taxes payable	6,136	893	557
Salaries payable	473	318	17
Others	405	10	8

	27,898	6,409	3,444

n. Taxes payable
	March 31, 2009	June 30, 2008	March 31, 2008
Current
Value added tax	33,122	26	29
VAT – Plan of facilities	27,260	—	—
Income tax – Plan of facilities	27,246	—	—
Tax on minimum presumed income	26,653	8,994	10,153
Tax on personal assets	12,721	—	3,005
Allowance – Income tax	8,601	290	391
Taxes withheld – Income tax	7,416	664	505
Tax moratorium – Income tax payable	2,497	—	—
Allowance – Gross sales tax payable	2,378	293	96
Minimum presumed income – Plan of facilities	1,701	—	—
Gross sales tax withholdings and payments	7	2	7
VAT withholdings	3	—	3
Property tax payable	70	46	35
Others	2,972	10	12

	152,647	10,325	14,236

Non-current
Deferred income tax	153,465	41,818	43,432
Tax moratorium – Income tax	21,156	—	—
Tax moratorium – Personal assets	3,619	—	—
Gross sales tax payable	3,058	—	—
Tax on minimum presumed income	24	—	—
Others	690	—	—

	182,012	41,818	43,432

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

NOTE 4:	(Continued)

	o.	Advances from customers
			March 31, 2009	June 30, 2008	March 31, 2008
		Current
		Admission rights	44,856	—	—
		Advanced payments from customers	38,389	—	11,970
		Leases and service advances (1)	23,065	—	—

			106,310	—	11,970

		Non-current
		Admission rights	63,395	—	—
		Advanced payments from customers	43,829	—	—
		Leases and service advances	33,395	—	—

			140,619	—	—

		(1) See note 15.A.2.a to the consolidated financial statements.

(a) The balance of rents and services advance payments include Ps. 300 and Ps. 3,472 current and non-current, respectively, that represent advance payments provided by Hoyts Cinema for the construction of the movie complexes of the Alto Noa Shopping Centers. These advance payments accrue an interest equivalent to the semiannual Libor rate added 2-2.25 points. As of March 31, 2009 the semiannual Libor rate was 1.742%. Due to an agreement between APSA and Hoyts Cinema, the amount is being applied to the accrual of the rents originated in the place used by Hoyts Cinema.

(b) Includes advances of Ps. 8,167 from Wall - Mart Argentina S.R.L. in the context of a rent contract entered into with Panamerican Mall S.A. (APSA’s Subsidiary), for a 30 years’ term as from the date in which the commercial center is inaugurated, or from the day in which the lessee opens the store prior to the inauguration of the shopping center.

p.	Other liabilities
		March 31, 2009	June 30, 2008	March 31, 2008
	Current
	Loans with shareholders of related parties	17,531	—	—
	Lowest value of acquired contracts	12,936	—	—
	Payables to Nationals Park Administration	10,174	—	—
	Guarantee deposits	4,892	—	—
	Administration and reserve fund	3,646	—	—
	Donations payable	3,503	—	—
	Premium collected	1,576	—	952
	Subsidiaries, related companies Law No. 19,550 Section 33 and related parties (Note 4.t)	1,055	286	125
	Allowance for directors fees (Note 4.t)	1,000	—	—
	Contributed leasehold improvements to be accrued and unrealized gains	524	54	54
	Loan to FyO minority shareholders	134	134	134
	Creditors in local currency	—	—	91
	Allowance for management contracts	—	—	2,801
	Other creditors in foreign currency	—	—	16,540
	Others	3,517	—	—

		60,488	474	20,697

	Non-current
	Debts for the purchase of farm	60,620	—	—
	Loans with shareholders of related parties	41,895	—	—
	Contributed leasehold improvements to be accrued and unrealized gains	10,335	293	307
	Guarantee deposits	5,094	—	—
	Lowest value of acquired contracts	2,239	—	—
	Directors’ guarantee deposits	20	—	—
	Others	283	—	—

		120,486	293	307

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

NOTE 4:	(Continued)

	q.	Provisions for lawsuits and contingencies
			March 31, 2009	June 30, 2008	March 31, 2008
		Current
		Law contingencies for pending lawsuits	3,972	—	—

			3,972	—	—

		Non-current
		Law contingencies for pending lawsuits	7,150	1,803	1,797

			7,150	1,803	1,797

			11,122	1,803	1,797

	r.	Unrealized (loss) gain on inventories
			March 31, 2009	March 31, 2008
		Unrealized gain on inventories – Beef cattle	583	3,524
		Unrealized loss on inventories – Crops, raw materials and MAT	(3,343)	(4,740)
		Loss for operations and holding of real state assets	(196)	—

		Total unrealized (loss) gain of inventories	(2,956)	(1,216)

	s.	Other income and expenses, net
			March 31, 2009	March 31, 2008
		Gains on the sale of other fixed assets	99	—
		Tax on personal assets	(10,851)	(3,571)
		Unrecoverable VAT receivable	(2,775)	—
		Donations	(3,886)	—
		Lawsuits contingencies	212	—
		Others	517	368

		Total other income and expenses, net	(16,684)	(3,203)

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

NOTE 4:	(Continued)

	t.	Companies under Law No. 19,550 Section 33 and others related parties:

Balances as of March 31, 2009, compared to the balances as of June 30, 2008 and March 31, 2008, as well as the Statement of Income balances for the nine-month periods ended March 31, 2009 and 2008, held with related companies, persons and shareholders are as follows:

			Gain (loss) for the period ended as of		Assets (liabilities) as of
Companies	Relationship	Item	March 31, 2009	March 31, 2008	March 31, 2009	June 30, 2008	March 31, 2008
Shareholders in general	Shareholders	Others income and expenses, tax on personal assets	(392)	—	—	—	—

Agro – Uranga S.A.	Related party	Other receivables	—	—	1,300	56	1,018
Agro – Uranga S.A.	Related party	Others	271	—	—	—	—

Alto Palermo S.A.	Joint control	Trade accounts payable	—	—	—	3,375	328
Alto Palermo S.A.	Joint control	Sales and fees for shared services	(462)	(742)	—	—	—

Banco Hipotecario S.A.	Related party	Other receivables	—	—	—	—	—
Banco Hipotecario S.A.	Related party	Other debts	—	—	—	—	—
Banco Hipotecario S.A.	Related party	Trade accounts receivable	—	—	4	—	—

Banco crédito y securitización	Related party	Trade accounts receivable	—	—	18	—	—

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas	Related party	Other receivables	—	—	—	306	—

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas	Related party	Administrative services	408	—	—	—	—

Cactus Argentina S.A.	Related party	Trade accounts receivable	—	—	182	1,207	—
Cactus Argentina S.A.	Related party	Other receivables	—	—	6,191	3,392	3,283
Cactus Argentina S.A.	Related party	Trade accounts payable	—	—	15	88	212
Cactus Argentina S.A.	Related party	Beef cattle expenses	(455)	(2,528)	—	—	—
Cactus Argentina S.A.	Related party	Interest	620	325	—	—	—
Cactus Argentina S.A.	Related party	Administrative services	127	127	—	—	—
Cactus Argentina S.A.	Related party	Others	287	7	—	—	—

Canteras Natal Crespo S.A.	Joint control	Trade accounts receivable	—	—	85	—	—
Canteras Natal Crespo S.A.	Joint control	Other receivables	—	—	866	—	—
Canteras Natal Crespo S.A.	Joint control	Sales and fees for shared services	36	—	—	—	—
Canteras Natal Crespo S.A.	Joint control	Interest	61	—	—	—	—

Comercializadora los Altos (ex Alto City.Com S.A.)	Subsidiary	Trade accounts receivable	—	—	—	1	1

Consorcio Libertador S.A.	Related party	Trade accounts receivable	—	—	519	—	—
Consorcio Libertador S.A.	Related party	Other receivables	—	—	6	—	—
Consorcio Libertador S.A.	Related party	Trade accounts payable	—	—	136	—	—
Consorcio Libertador S.A.	Related party	Other debts	—	—	15	—	—
Consorcio Libertador S.A.	Related party	Sales and fees for shared services	48	—	—	—	—
Consorcio Libertador S.A.	Related party	Leases	4	—	—	—	—

Consorcio Dock del Plata	Related party	Trade accounts receivable	—	—	321	—	—
Consorcio Dock del Plata	Related party	Trade accounts payable	—	—	6	—	—
Consorcio Dock del Plata	Related party	Other receivables	—	—	30	—	—

Consultores Asset Management S.A.	Related party	Trade accounts receivable	—	—	480	—	—
Consultores Asset Management S.A.	Related party	Other receivables	—	—	9,066	1,281	—
Consultores Asset Management S.A.	Related party	Trade accounts payable	—	—	2	—	—
Consultores Asset Management S.A.	Related party	Interest	11	—	—	—	—
Consultores Asset Management S.A.	Related party	Management fees	—	—	—	—	2,801
Consultores Asset Management S.A.	Related party	Fees	(1,125)	(2,976)	—	—	—

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

t. Companies under Law No. 19,550 Section 33 and others related parties

NOTE 4:	(Continued)

Companies	Relationship	Item	Gain (loss) for the period ended as of		Assets (liabilities) as of
			March 31, 2009	March 31, 2008	March 31, 2009	June 30, 2008	March 31, 2008
Cyrsa S.A.	Joint control	Salaries and social security payable	—	(38)	—	—	—
Cyrsa S.A.	Joint control	Trade accounts receivable	—	—	1,552	—	—
Cyrsa S.A.	Joint control	Other receivables	—	—	2	—	—
Cyrsa S.A.	Joint control	Trade accounts payable	—	—	549	40	40
Cyrsa S.A.	Joint control	Other debts	—	—	—	—	—
Cyrsa S.A.	Joint control	Leases	214	—	—	—	—

Directors	Related party	Other receivables	—	—	191	1	—
Directors	Related party	Other debts	—	—	1,000	286	125
Directors	Related party	Salaries and social security payable	(446)	(1,032)	—	—	—
Directors	Related party	Fees advanced	—	—	2,286	—	—
Directors	Related party	Guarantee deposits	—	—	20
Directors	Related party	Interest	(9)	—	—	—	—
Directors	Related party	Administrative services	(23,608)	—	—	—	—
Directors	Related party	Loans	—	—	—	—	—

Banco Hipotecario S.A.’s Directors	Related party	Interest	(7)	—	—	—	—

Estudio Zang, Bergel & Viñes	Related party	Other receivables	—	—	20	—	—
Estudio Zang, Bergel & Viñes	Related party	Trade accounts payable	—	—	902	893	809
Estudio Zang, Bergel & Viñes	Related party	Other debts	—	—	92	—	—
Estudio Zang, Bergel & Viñes	Related party	Fees	(1,702)	(454)	—	—	—
Fundación IRSA	Related party	Trade accounts receivable	—	—	19	—	—

Fundación IRSA	Related party	Other receivables	—	—	2	—	—
Fundación IRSA	Related party	Trade accounts payable	—	—	—	—	—
Fundación IRSA	Related party	Other debts	—	—	4,576	1,073	1,073
Fundación IRSA	Related party	Others	(191)	—	—	—	—

Inversiones Financieras del Sur S.A.	Related party	Other receivables	842	—	41	160	—

Inversora Bolívar S.A.	Subsidiary	Trade accounts payable	—	—	—	185	161
Inversora Bolívar S.A.	Subsidiary	Administrative services	(39)	—	—	—	—
Inversora Bolívar S.A.	Subsidiary	Others	(382)	(159)	—	—	—

IRSA Inversiones y Representaciones S.A.	Subsidiary	Trade accounts receivable	—	—	—	—	113
IRSA Inversiones y Representaciones S.A.	Subsidiary	Trade accounts payable	—	—	—	85	—
IRSA Inversiones y Representaciones S.A.	Subsidiary	Sales and fees for shared services	432	(151)	—	—	—
IRSA Inversiones y Representaciones S.A.	Subsidiary	Interest	—	(387)	—	—	—

Metroshop S.A.	Joint control	Trade accounts payable	—	—	7,640	—	—
Metroshop S.A.	Joint control	Other receivables	—	—	—	—	—
Metroshop S.A.	Joint control	Other debts	—	—	—	—	—

Museo de los niños	Related party	Trade accounts receivable	—	—	—	—	—
Museo de los niños	Related party	Other receivables	—	—	811	—	—

Parque Arauco S.A.	Related party	Other debts	—	—	58,677	—	—
Parque Arauco S.A.	Related party	Loans	—	—	—	—	—
Parque Arauco S.A.	Related party	Interest	(14,793)	—	—	—	—

Credits to employees	Related party	Interest	98	8	—	—	—
Credits to employees	Related party	Leases	11	—	—	—	—
Credits to employees	Related party	Trade accounts receivable	—	—	21	—	—
Credits to employees	Related party	Other receivables	—	—	1,536	237	—
Credits to employees	Related party	Trade accounts payable	—	—	28	—	—
Credits to employees	Related party	Other debts	—	—	—	—	—
Credits to employees	Related party	Senior management, directors and staff of the company	—	—	126	—	101

Puerto Retiro S.A.	Joint control	Trade accounts receivable	—	—	39	—	—
Puerto Retiro S.A.	Joint control	Other receivables	—	(1,596)	13	—	—

Rummaalá S.A.	Joint control	Other receivables	—	—	30	—	—

Shopping Alto Palermo S.A.	Joint control	Trade accounts payable	—	—	—	3	—

Management salaries	Related party	Salaries and social security	—	—	—	—	—

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

NOTE 5:	EARNINGS PER SHARE

Following is a reconciliation between the weighted average of outstanding shares of common stock and the diluted weighted average of shares of common stock. As of March 31, 2009, it has been determined considering the possibility that the holders of options issued by the Company exercise them in shares of common stock of the Company up to 60,000,000 shares (see Note 16 to the stand-alone financial statements).

	March 31, 2009	March 31, 2008
Weight average of outstanding shares of common stock	488,852,053	319,997,477
Diluted weighted average of shares of common stock	548,094,960	327,415,659

	March 31, 2009	March 31, 2008
Earnings for the calculation of basic earnings per share	4,671	27,626
Earnings for the calculation of diluted earnings per share	4,671	27,626

BASIC Earnings per share	March 31, 2009	March 31, 2008
Earnings	4,671	27,626
Number of shares	488,852,053	319,997,477
Earnings per share	0.01	0.09

DILUTED Earnings per share	March 31, 2009	March 31, 2008
Earnings	4,671	27,626
Number of shares	548,094,960	327,415,659
Earnings per share	0.01	0.08

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

NOTE 6:	SEGMENT INFORMATION

As of March 31, 2009 :

	Agricultural									Real estate
	Crops		Beef cattle	Milk	Feed lot	Others	Farm sales	Non Operating	Subtotal Agricultural business	Development and sale of properties	Office and others	Shopping Centers	Hotel operations	Consumer financing	Financial operations and others (1)	Subtotal real estate business	Total
Description	Local	Foreign
Production income	36,735	—	10,558	15,693	—	—	—	—	62,986	—	—	—	—	—	—	—	62,986
Cost of production	(52,149)	—	(11,992)	(13,962)	—	—	—	—	(78,103)	—	—	—	—	—	—	—	(78,103)

Production profit	(15,414)	—	(1,434)	1,731	—	—	—	—	(15,117)	—	—	—	—	—	—	—	(15,117)

Sales	79,327	—	11,396	14,714	—	27,856	—	—	133,293	134,845	80,081	189,661	84,898	126,911	1,367	617,763	751,056
Cost of sales	(63,852)	—	(10,409)	(14,732)	—	(19,674)	—	—	(108,667)	(91,037)	(16,179)	(52,206)	(49,245)	(52,642)	—	(261,309)	(369,976)

Sales profit	15,475	—	987	(18)	—	8,182	—	—	24,626	43,808	63,902	137,455	35,653	74,269	1,367	356,454	381,080

Gross profit	61	—	(447)	1,713	—	8,182	—	—	9,509	43,808	63,902	137,455	35,653	74,269	1,367	356,454	365,963

Selling expenses	(10,255)	—	(808)	(241)	—	(2,064)	—	—	(13,368)	(1,542)	(7,650)	(16,605)	(10,957)	(99,782)	—	(136,536)	(149,904)
Administrative expenses	(10,959)	(1,673)	(6,312)	(1,429)	—	(1,276)	—	—	(21,649)	(10,015)	(15,759)	(26,061)	(17,611)	4,401	—	(65,045)	(86,694)
Unrealized gain on farm held for sale	—	—	—	—	—	—	—	—	—	7,718	—	—	—	—	—	7,718	7,718
Unrealized (loss) gain on inventories	(3,343)	—	583	—	—	—	—	—	(2,760)	—	—	—	—	(196)	—	(196)	(2,956)
Net gain in credit card trust Tarshop	—	—	—	—	—	—	—	—	—	—	—	—	—	(25,210)	—	(25,210)	(25,210)

Operating result	(24,496)	(1,673)	(6,984)	43	—	4,842	—	—	(28,268)	39,969	40,493	94,789	7,085	(46,518)	1,367	137,185	108,917

Assets	454,430	197,686	201,940	43,258	5,634	15,974	—	197,967	1,116,889	484,714	1,077,981	1,774,593	234,907	178,636	657,727	4,408,558	5,525,447
Liabilities	24,392	12,444	1,920	552	—	6,393	—	372,784	418,485	283,432	340,436	974,843	205,899	214,717	128,560	2,147,887	2,566,372
Non-current investments in other companies	17,494	164,652	161	2,000	5,634	—	—	—	189,941	476,339	76,615	—	—	—	276,910	829,864	1,019,805
Increases and transfers of property and equipment	9,043	116,874	19,987	792	2,261	10,979	—	1,146	161,082	202	17,806	125,529	3,803	—	—	147,340	308,422
Amortization and depreciation	2,793	51	1,045	419	—	233	—	480	5,021	555	18,644	62,434	13,453	4,316	—	99,402	104,423

(1)	Include equity method of Banco Hipotecario S.A., Banco Crédito and Securitización S.A.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

NOTE 6:	(Continued)

As of March 31, 2008 :

	Agricultural
Description	Crops		Beef cattle	Milk	Feed lot	Others	Farm sales	Non operating	Total
	Local	Foreign
Production income	36,450	—	20,346	13,468	—	—	—	—	70,264
Cost of production	(24,916)	—	(14,380)	(8,842)	—	—	—	—	(48,138)

Production profit	11,534	—	5,966	4,626	—	—	—	—	22,126

Sales	53,069	—	18,939	13,213	—	18,018	5,952	—	109,191
Cost of sales	(47,793)	—	(17,645)	(13,293)	—	(9,202)	(2,692)	—	(90,625)

Sales profit	5,276	—	1,294	(80)	—	8,816	3,260	—	18,566

Gross profit	16,810	—	7,260	4,546	—	8,816	3,260	—	40,692

Selling expenses	(6,190)	—	(720)	(104)	—	(892)	—	—	(7,906)
Administrative expenses	(6,329)	—	(6,420)	(1,140)	—	(1,328)	—	—	(15,217)
Unrealized gain on farm held for sale	—	—	—	—	—	—	17,424	—	17,424
Unrealized (loss) gain on inventories	(4,740)	—	3,524	—	—	—	—	—	(1,216)

Operating result	(449)	—	3,644	3,302	—	6,596	20,684	—	33,777

Assets	280,494	119,080	107,429	101,391	11,351	6,368	—	1,439,345	2,065,458
Liabilities	29,474	—	19,228	717	224	134	—	267,779	317,556
Non-current investments in other companies	17,587	119,080	119	2,257	8,068	713,208	—	—	860,319
Increases and transfers of property and equipment	14,647	—	6,955	463	—	192	—	1,329	23,586
Depreciation of property and equipment	1,942	—	941	118	—	99	—	450	3,550
Amortization of intangible assets	—	—	—	—	—	564	—	—	564

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

NOTE 7:	LAWSUITS AND CLAIMS IN COURSE

	A.	Agricultural Business

		1.	“Exagrind S.A.lawsuit – estancia San Rafael against Tali Sumaj and other damages and losses”.

Exagrind S.A. has filed a lawsuit against Inversiones Ganaderas S.A. (IGSA) on claims for damages and losses produced by a fire in “Estancia San Rafael”, which is close to Tali Sumaj farm, Province of Catamarca. The fire took place on September 6, 2000.

The estimated amount of the legal action is Ps. 2,914 at the date the claim was filed.

In turn, IGSA has filed an extraordinary appeal to the High Court of the Province of Catamarca, requesting for a remainder term to answer the lawsuit as, at the time of revoking the first instance judge decision that postponed the terms to answer until a new notice was dispatched, such period had not yet expired. The management of IGSA is awaiting the decision of the High Court of the Province of Catamarca.

Additionally, in March 2007 -under the request of Exagrind S.A.- the court in charge of the case seized an inhibition of assets. This decision was lifted in June 2007 and a real estate on attachment has been accepted in replacement.

	B.	Real Estate Business

		1.	Provision for unexpired claims against Llao Llao Holding S.A.

The Llao Llao Holding S.A. (“LLH”) Company (in liquidation process following the merges with and into IRSA), predecessor of Llao Llao Resorts S.A. (“LLR”) as the operator of the Llao Llao Hotel, was sued in 1997 by the National Parks Administration seeking collection of the unpaid balance of the additional sale price, in Titulos de la Deuda Externa Argentina (“TDE”) amounting to US$ 2.9 million. A ruling of the court of original jurisdiction sustained the claim. That ruling was appealed and the Court of Appeals confirmed the judgment of the court of original jurisdiction, demanding payment from the company of US$ 3.8 million, plus interest accrued through payment, punitive interest and lawyers’ fees. In March 2004, LLH paid Ps. 9,156 in cash and TDE.

The plaintiff requested the court of original jurisdiction to initiate an incidental procedure for execution of sentence by performing a settlement through the Ministry of Economy, the procedure has been questioned by the Company. In view of the fact that the information provided was not sufficient to evaluate the amount settled by the Ministry of Economy, it was requested that the execution be suspended until there is a sentence on the complaint recourse filed to the National Supreme Court for the denial of the extraordinary recourse soliciting that the debt be converted to pesos (“pesification”).

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

NOTE 7:	(Continued)

In July 2008, the Court of Appeals notified LLR that by means of a resolution dated June 18, 2008 it had confirmed the settlement approved by the court of original jurisdiction.

On March 17, 2009, the National Supreme Court admitted the appeal and decided to suspend the enforcement of the judgment in so far as the extraordinary appeal lodged by LLR is not resolved.

In accordance with the information provided by the attorneys in respect of this lawsuit, the amount to be recorded amounts to Ps. 10,174 as of March 31, 2009 by virtue of the Court sentence, such amount being recorded in Other current liabilities – payables to National Parks Administration.

NOTE 8:	RESTRICTED ASSETS

	A.	Agricultural Business

		1.	Attachment on the “Tali Sumaj”

In accordance with Note 7.A.1 to the consolidated financial statements, on June 4, 2007 a pre-judgement attachment was seized on the “Tali Sumaj” land owned by Inversiones Ganaderas S.A. in substitution for a more burdensome measure that had been previously ordered.

		2.	Mortgages on plots of land in the Republic of Bolivia

Due to the purchase of farms in the Republic of Bolivia, a mortgage was established on such properties as mentioned in Note 10.A.2. As of the date of these financial statements, the mortgage on the “Las Londras” farm amounts to US$ 6.5 million, effective through January 22, 2011; the mortgage on the “San Cayetano” and “San Rafael” farms amount to US$ 5.1 million, effective through November, 2010 and the mortgage on the “La Fon Fon” farm amounts to US$ 4.9 million, effective through November, 2010.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

NOTE 8:	(Continued)

	B.	Real Estate Business

		1.	IRSA Inversiones y Representaciones Sociedad Anónima

a. Puerto Retiro S.A.

On April 18, 2000, Puerto Retiro S.A (indirect subsidiary of IRSA) was notified of a filing made by the National Government, through the Ministry of Defense, to extend the bankruptcy petition of Inversora Dársena Norte S.A. (Indarsa) to Puerto Retiro S.A. At the request of plaintiff, the bankruptcy court granted an order restraining the ability of Puerto Retiro S.A. to sell or dispose in any manner the real estate property acquired from Tandanor S.A. in June 1993.

Indarsa had acquired 90% of the capital stock of Tandanor S.A. to a formerly estate owned company privatized in 1991, engaged in the shipyard industry.

Indarsa did not comply with the payment of the outstanding price for the acquisition of the stock of Tandanor, and therefore the Ministry of Defense requested the bankruptcy of Indarsa, pursuing to extend the bankruptcy to Puerto Retiro S.A..

The evidence steps of the legal procedures have been completed. Puerto Retiro S.A. appealed the precautionary measure, the same was confirmed by the Court on December 14, 2000. The parties have submitted their alegatos in due time. When the file was passed for the judge to issue a pronouncement, the judge issued a decree adjourning the summoning of decisions to pronouncement in the understanding that there exists pre-judgment in respect of the penal cause filed against ex-officers of the Ministry of Defense and ex-directors of the Company. Consequently, the matter will not be solved until there is final judgment in penal jurisdiction.

The Management and legal advisors of Puerto Retiro S.A. estimate that there are legal and technical issues sufficient to consider that the request for extension of bankruptcy will be denied by the court. However, taking the circumstances into account and the progress of the legal action, this position cannot be considered definitive.

b. Mortgage guaranteed loan Hoteles Argentinos S.A.

In March 2005, Credit Suisse First Boston (“CSFB”) acquired the debt for US$ 11.1 million of Hoteles Argentinos (“HASA”), which had been in non-compliance since January 2002. In April 2006 HASA made a payment reducing the capital amount payable to US$ 6.0 million. The balance will accrue interests at a LIBOR rate 6 months plus 7.0% and will be paid off in installments, being the last of US$ 5.07 due in March 2010.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

NOTE 8:	(Continued)

         In addition, two credit default swaps were subscribed. One was between IRSA and CSFB for 80% of the restructured debt value, and the other one was between Starwood Hotels and Resorts Worldwide Inc. (Starwood) and CSFB for 20% of the restructured debt value. Under these contracts, both companies (IRSA and Starwood) are able to protect CSFB in case of non-compliance with HASA’s obligations. For valuable consideration, IRSA and Starwood will be received a payment of a coupon on a periodical basis. To support the obligations assumed, IRSA deposited as guarantee the amount of US$ 1.2 million.

c. IRSA has mortgaged on the following properties:

Property	Book value as of March 31, 2009 Pesos
Edificio República	225,522
Hotel Sheraton Libertador	43,638
Terreno en Bariloche	21,900
Suipacha 652	11,501
Terreno Caballito	4,429

d. IRSA has furnished a pledge on the shares of Rummaala S.A..

2.	Alto Palermo S.A. (APSA)

a.      The property and equipment account includes the multiplex cinema located at the Córdoba Shopping Villa Cabrera, which is encumbered by an antichresis because the financial debt of Empalme S.A.I.C.F.A. y G. (as from January 1, 2009, such company merged into shopping Alto Palermo S.A.) payable to NAI INTERNACIONAL II Inc.

b.      The accounts receivable financial trusts include the contingency funds of financial trust as credit protection for investors that as of March 31, 2009 amounted to Ps. 8,037. They are restricted availability credits until their settlement in accordance with the respective prospectuses.

c. As of March 31, 2009, under other current receivables and prepaid expenses APSA has deposits that are restricted in accordance with the following amounts:

i. Ps. 26, concerning the case “Derviche, Hernán Andres with Shopping Alto Palermo S.A. about dismissal”;

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

NOTE 8:	(Continued)
ii. Ps. 52, concerning the case “Palma Claudio with Alto Palermo S.A. about dismissal”;

iii. Ps. 18, concerning the case “Chavez Andrés Ramiro with Alto Palermo S.A. about dismissal.”;

d.      As regards the case “Alto Palermo S.A. with Dirección General Impositiva in re: Appeal”, Case file No. 25.030-I, currently heard by Room A, Office of the 3rd Nomination, the property located at Av. Olegario Andrade 367, Caballito, Buenos Aires City has been encumbered, and its value as of March 31, 2009 amounts to Ps. 36,741 (disclosed in the “Non-current investments- Undeveloped parcels of land”).

As of June 30, 2008 there was Ps. 34,063 in Equity investments account related to shares of Empalme S.A.I.C.F.A. y G. (as from January 1, 2009, such company merged into shopping Alto Palermo S.A.), which have been pledged. With the payment of the last installment on December 2008, the encumbrance was lifted. (See Note 9 B.2.d)

e. In the current investments line BONTE 2006 titles were included in the amount of Ps. 34, that are deposited as rental guarantee.

f. As of March 31, 2009, APSA issued Certificates of Interest in the Tarjeta Shopping Financial Trusts as a security interest in the framework of a commercial pledge as per the following detail:

1- To Standard Bank of Argentina S.A., Certificates of Interests corresponding to the Tarjeta Shopping financial Trusts Series XLII, XLIV and XLVIII of Ps. 13,089.

2- A pledge was granted to the new Banco Industrial de Azul S.A. over Certificate of Participation related to the Fideicomisos Financieros Tarjeta Shopping Series XXXIV and XXXVI in the face value amount of Ps. 4,091.

3- To Banco CMF S.A., Certificate of Participation related to the Fideicomisos Financieros Tarjeta Shopping Series XXIX, XXX and XXXIII in the face value amount of Ps. 5,268.

4- To Banco Comafi S.A., over Certificate de Participation related to the Fideicomisos Financieros Tarjeta Shopping Series XXXII and XXXV in the amount of face value Ps. 4,137.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

NOTE 8:	(Continued)

5- To Banco Itaú Buen Ayre S.A, Certificates of Participation related to Fideicomiso Financiero Tarjeta Shopping Series XXXIX and XL, for face value Ps. 4,024.

			g.	As of March 31, 2009, the plot of land located at Beruti 3351/59, Buenos Aires City, is encumbered by a first mortgage in favor of Dowler Company S.A., in security of the unpaid balance of the purchase date for US$ 8.9 million.

			h.	As regards the case styled “Case File No. 88.390/03 with María del Socorro Pedano; for Tres Ce S.A. o Alto Palermo S.A.”, the building located at Av. Virrey Toledo 702, Salta has been encumbered for an amount of Ps. 180.

NOTE 9:	ADQUISITION, CONSTITUTION AND RESTRUCTURING OF COMPANIES

	A.	Agricultural Business

		1.	Agreement to purchase shares of common stock and GDRs and agreement to assign the credit line between IGSA and Agrology - Securities loan

On May 28, 2008, IGSA sold to Agrology S.A. its equity interest in IRSA representative of 1,218,260 shares of common stock and 2,065,653 Global Depositary Receipts (“GDRs”) for Ps. 96,040. As counterpart of such transaction, Agrology replaced IGSA as borrower for the payable to Cresud it carried for up to such amount on the credit line previously agreed upon between the parties. On December 2, 2008, an addendum to the credit line agreement was executed by which the amount previously agreed upon was extended to Ps. 300,000 and its due date was amended to December 1, 2013.

As of March 31, 2009 Cresud decided to capitalize the debt maintained by Acrology as of January 31, 2009 in the amount of Ps. 123,837 (See Note 12.1.b to the basic financial statements).

Due to such sale of shares of common stock and GDRs mentioned in mentioned in the preceding paragraph, IGSA assigned Agrology S.A. the securities loan agreement with Inversiones Financieras del Sur S.A. executed on March 12, 2008, by which it was granted 790,631 Global Depositary Shares represented by Global Depositary Receipts (GDRs) representative of 10 book-entry shares of common stock, with a face value of Ps. 1 per share, of IRSA Inversiones y Representaciones Sociedad Anónima, which are free of any encumbrance and are freely available for Agrology.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

NOTE 9:	(Continued)

This loan does not imply transferring any political or economic rights related to the GDR’s, which will be held by Agrology. As regards exercising the political rights (vote), the Parties agreed that the Company will grand a power of attorney to Inversiones Financieras del Sur S.A. with the respective voting instructions. As regards dividends, Inversiones Financieras del Sur S.A. commits itself to transferring forthwith to Agrolgy the funds related to this item.

This loan will accrue interest at a monthly rate equivalent to 3-month LIBOR, plus 150 basis points. It will be effective for 30 days and may be renewed for periods, up to a maximum of 360 days.

On August 6, 2008, Agrology executed a securities loan agreement with Inversiones Financieras del Sur S.A. by which 1,275,022 Global Depository Shares were granted, represented by GRDs representative of 10 shares of common book-entry shares with a face value of Ps. 1 per share of IRSA. This agreement was executed under the same conditions as the previous agreement.

As of the closing date of these financial statements, Inversiones Financieras del Sur S.A. returned 809,145 Global Depositary Shares (GDR’s) to Agrology S.A., represented by Global Depositary Receipts representative of book entry shares of common stock of Ps. 1 per share.

	2.	Agrology S.A.

On May 8, 2008, Agrology S.A. was organized with a capital stock of Ps. 50 out of which, Cresud contributed Ps. 48 (97%) and IGSA, Ps. 2 (3%).

Agrology S.A.’s purpose is engaging in contributing to, associating with or investing capital in persons or companies organized or to be organized or natural persons in Argentina or abroad by means of purchasing securities, shares, debentures, any kind of real estate property and instruments from any of the systems created or to be created and to manage and administer the equity interests in the companies it may control.

	3.	FyO Trading S.A.

On May 2, 2008, FyO Trading S.A. was organized and its capital stock is made up by 3.63% held by Cresud and 96.37% held by FyO. The capital stock amounts to Ps. 20 and is subscribed and paid in.

	4.	Name change of Agropecuaria Cervera S.A.

On November 12, 2008, the Extraordinary Shareholders’ Meeting of Agropecuaria Cervera S.A. approved the corporate name change to “Agropecuaria Anta Sociedad Anónima”, hence amending section 1 of the bylaws.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

NOTE 9:	(Continued)

On December 17, 2008, formalities were approved by the Province of Salta’s IGPJ (Provincial regulatory agency of business associations) and was registered as of March 6, 2009.

	5.	Republic of Bolivia and Republic of Uruguay

Under a series of transactions that constitute for Cresud a new expansion of the agricultural and livestock Business in South America as designed in its business plan, the Company through its affiliates Agrology S.A., Inversiones Ganaderas S.A. and Agropecuaria Anta S.A. (formerly Agropecuaria Cervera S.A.) has organized companies with plots of land in the Republic of Bolivia and has acquired a company in the Republic of Uruguay.

Hence, the following companies were organized:

Agropecuaria Acres del Sud S.A., Aguaribay Agropecuaria S.A., Calden Agropecuaria S.A., Itin Agropecuaria S.A., Ñandubay Agropecuaria S.A., Ombú Agropecuaria S.A., Yatay Agropecuaria S.A. and Yuchan Agropecuaria S.A. whose shareholders are: Agrology S.A. holding a 95.12% interest, Inversiones Ganaderas S.A. and Agropecuaria Anta S.A. holding a 2.44 % interest each. Such companies in Bolivia (except Agropecuaria Acres del Sud S.A.) acquired plots of land for the agricultural exploitation which are described in Note 10.A.2.. Thus, Cresud holds a 99.99% interest in such companies, engaged in agricultural exploitation.

Additionally, during October 2008, the Company acquired through its affiliate Agrology S.A. 100% of the capital stock of a company called Helmir S.A., located in Republic of Uruguay whose corporate purpose is broad.

	6.	Expanding business into the Republic of Paraguay.

Under the framework of a series of transactions that constitute for Cresud a new expansion of the agricultural and livestock businesses in South America, on September 3, 2008, the Company executed jointly with Carlos Casado S.A., an Argentine company owning large stretches of land in southern Paraguay, a framework agreement by which it was decided to generate synergy between both companies to do business on the real estate, agricultural and livestock, and forestry markets, as well as series of related agreements aiming at formalizing the productive coalition between both companies.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

NOTE 9:	(Continued)

Within such context, Cresud participates together with Carlos Casado (with a 50% interest each) in Cresca S.A. a stock company organized under the law of the Republic of Paraguay, under which Cresud will assume the capacity of advisor under an advisory agreement, for the agricultural, livestock and forestry exploitation of an important rural area in Paraguay (hereinafter the “Property”) and possibly of up to 100,000 hectares also located in Paraguay, derived from the option exercised by the Company, granted by Carlos Casado S.A..

The advisory agreement shall be valid for 10 year terms as from the date the framework agreement is executed and will automatically renewed for two additional 10-year period as from maturity date of the original period, in turn being able to be renewed after the expiration of the additional period.

Cresud has additionally executed a pre-purchase agreement as committed to acquire for a 50% interest in 41,931 hectares in Paraguay, owned by Carlos Casado S.A. for a total and agreed-upon amount of US$ 5.2 million in turn, to be contributed in kind to the Company aiming at developing the agricultural and forestry business in the neighboring country.

On January 23, 2009, Agrology S.A. directly and indirectly controlled by 99.99% by Cresud made a contribution in kind to the Paraguayan company, Cresca S.A.. Such contribution is made up of undivided 50% of five plots of land with whatever they have on, located in Mariscal José Félix Estigarribia, Dept. of Boquerón, Chaco Paraguayo, Republic of Paraguay, for 41,931 hectares, acquired from the Company Carlos Casado S.A..

Consequently, together with Carlos Casado S.A.’s contribution, the total contribution to Cresca S.A. stands at US$ 10.5 million.

On February 3, 2009, the previously called general shareholders’ meetings were held at Cresca S.A. headquarters, whose agenda included among other matters, the capital increase and the issuance of shares of such company as well as the ratification of those agreements that are among the transactions that together with Carlos Casado S.A. had been planned and that at present Cresud will develop through our affiliate, Agrology S.A.

Likewise, on that date, the amount of US$ 5.1 million was paid for the balance of the price originated by the capital contribution made by Carlos Casado S.A. to Cresca S.A. on behalf of Agrology S.A. and which resulted from the in-kind contribution of five plots of land located in The Republic of Paraguay, as it was mentioned opportunately.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

NOTE 9:	(Continued)

	B.	Real Estate Business

		1.	IRSA Inversiones y Representaciones Sociedad Anónima

			a.	Acquisition of the Palermo Invest S.A. shareholding

In October 2006, IRSA acquired the remaining 33.33% of the shares of Palermo Invest S.A. to GSEM/AP Holdings, L.P., for an agregate purchase price of US$ 18 million, at the date of the contract paying US$ 9 million. The remaining balance will be paid in three equal and consecutive installments of US$ 3 million, the first due in October 2007, which will accrue 9% annual interest to be paid quarterly.

			b.	Acquisition of plot of land in Vicente López and creation of CYRSA

In January 2007, IRSA acquired the company named Rummaala S.A. (“Rummaala”), the main asset of which was a plot of land located in Vicente López, Province of Buenos Aires. The purchase price was US$ 21.2 million, payable as follows: (i) US$ 4.3 million in cash and (ii) by delivering certain units of the building to be constructed in the plot of land owned by Rummaala in the amount of US$ 17 million, within a 4-year term as from the approval date of the plans by the related authorities or when the facilities be vacated, whichever last occurs. As security for compliance with, the shares acquired were pledged.

Simultaneously with the above transaction, Rummaala acquired a plot of land in the amount of US$ 15 million, payable as follows: (i) US$ 0.5 million in cash; (ii) by delivering certain units of buildings Cruceros I and II owned by the Company in the amount of US$ 1.24 million and (iii) by delivering certain units of the building to be constructed in the land acquired in the amount of US$ 13.25 million, within a 40-month term considered as from the approval date of the plans by the related authorities or when the facilities be vacated, whichever last occurs. As security for compliance, IRSA’s property located at Suipacha 652 was mortgaged. In April, 2007, IRSA constituted CYRSA S.A., to have a legal entity that allows developing a specific project together with one or more investors having the required knowledge and expertise. In August 2007, CYRELA is incorporated with the ownership of 50% of CYRSA capital stock.

In the same act, IRSA contributed 100% of the shareholding of Rummaala and the liability in kind related to the acquisition of a plot of land to CYRSA in the amount of Ps. 21,495 and CYRELA contributed Ps. 21,495 (amount equivalent to the net value of the shares contributed by IRSA).

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

NOTE 9:	(Continued)

From May, 2008, Rummaalá continued the marketing process of the building units to be constructed on the plot referred to above called “Complejo Horizons”.

Certain clients have made advances by means of signing preliminary sales contracts for 99% of the units to be marketed, which are disclosed in “Customer advances”.

The sale prices set forth in these preliminary sales contracts are made of a fixed and determined portion and another portion to be determined in line with the future construction expenses.

Depending from the purchase plan chosen by the client:

• The balance of the price thus determined will be fully cancelled on installments paid up to the time of transfer / signature of deeds.

•        Partial cancellation will be on installments payable up to the time of transfer / signatures of deeds, the remaining balance to be financed during 90 months’ term with units having mortgaged guarantees.

Through the preliminary sales contracts, CYRSA is committed to transfer the functional units in February 2011 to the latest.

	c.	Quality Invest S.A.

In August 2007, IRSA constituted Quality Invest S.A. with the purpose of associate or invest capitals and transactions with financial instruments, with the exception of any activities comprised in the Financial Entities Legislation and any other that would require public bidding.

At the date of the issued of these unaudited financial statements, Quality Invest has not started operations yet.

	d.	Acquisition of shareholdings in a foreign company

In July, 2008 IRSA acquired 30% of “Metropolitan 885 Third Ave. LLC” (or “Metropolitan”).

The main asset of Metropolitan 885 Third Ave. LLC is an office building located on Third Ave. between 53rd and 54th streets, District of Manhattan, City of New York. In addition to the building, the Company acquired includes debt associated with the asset.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

NOTE 9:	(Continued)

- In order to carry out this acquisition the following operations were done:

- In June 2008, 100% of the shareholding of Tyrus S.A. was acquired, this company being established in Uruguay.

- In June 2008, IRSA International LLC was incorporated on ad hoc basis in Delaware, being 100% owned by Tyrus S.A.

- In July 2008, IRSA International LLC acquired 30% of the shareholding of Metropolitan 885 Third Ave. LLC in the amount of US$ 22.6 million.

IRSA acquired a put right to sell a 50% interest exercisable within a period ranging from six months to three years following the transaction.

In addition, IRSA acquired the right of first offering for the acquisition of 60% over the 5% currently held by one of the shareholders.

	e.	Acquisition of shares in Banco Hipotecario

In March 2009, IRSA (through some subsidiaries) purchased 2,830,138 Banco Hipotecario shares and 3,619,000 Banco Hipotecario ADRs in exchange for Ps. 18,815. The book value of the stock purchased is Ps. 56,137. As a result of these transactions, at the close of this period IRSA had a 14.57% ownership interest in Banco Hipotecario S.A.’s capital stock.

	f.	Purchase of Manibil S.A.’s shareholding

In May 2008, IRSA bought a 49% shareholding in Manibil S.A. from Land Group S.A.. Manibil S.A. had been created to transact business in real estate and construction and to carry out financial transactions. The Company made irrevocable contributions for Ps. 23,9 million.

By virtue of the contracts signed, IRSA agreed not to transfer its shares or any rights related thereto for a term of three years.

	g.	Offer for the acquisition of Uruguayan company

In May 2008 IRSA signed an offer for acquiring a company in Uruguay, which to the date of transference of the shares should be the owner of certain plots of land in the city of Montevideo, Uruguay, paying an advance of Ps. 984. The Company intends to develop an urban proyect. The price for the sale of all the shares will be US$ 7 million.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

NOTE 9:	(Continued)

	2.	Alto Palermo S.A.

		a.	Increase from equity interest – Mendoza Plaza Shopping S.A.

On September 29, 2004, upon executing the agreement of the purchase contract of the Mendoza Plaza Shopping S.A. shareholding, APSA subscribed an agreement with Inversiones Falabella Argentina S.A. by which the latter had the irrevocable right for a put-option of its shares in Mendoza Plaza Shopping S.A. (PUT) to APSA, which may be exercised until the last working day of October 2008, in the amount of US$ 3.0 million under the terms specifically established in the contract.

On June 30, 2008, Inversiones Falabella Argentina S.A. formally notified the PUT exercise previously granted by which this company sold to Alto Palermo S.A. (APSA) 2,062,883 nonendorsable, registered shares of common stock, Class A, with face value of Ps. 1 each and with 5 voting rights per shares and 2,062,883 nonendorsable, registered shares of common stock, Class B, with face value of Ps. 1 each and with 1 voting rights per shares , thus acquiring 5% (five percent) of the shares on behalf of Shopping Alto Palermo S.A.

Total shares acquired represented 14.6% of the capital stock of Mendoza Plaza Shopping S.A. at the price of US$ 3 million established in the respective option agreement (equivalent to Ps. 9,090). Such price was full paid in by APSA on July 2, 2008, when the respective deed to close both companies was executed.

The shares acquired on behalf of Shopping Alto Palermo S.A. (SAPSA) were transferred to such company on July 2, 2008 by means of a Shares Assignment Agreement and the amount paid of US$ 1 million will be returned to APSA on October 2, 2008. As from January 1, 2009 Mendoza Plaza Shopping S.A. merged into Alto Palermo S.A.

		b.	Exercise of option

During August 2007, APSA exercised an option for the subscription of additional shares representing 75% of the capital stock and votes of a company which purpose is the development of a cultural and recreational complex in the Palermo district of the Autonomous City of Buenos Aires.

This option is subject to the fulfillment of certain essential conditions such as the approval of the project by the pertinent authorities and the authorization of this operation by the National Commission for the Defense of Competitiveness, among other, which as of the date of these unaudited financial statements have not yet been complied with.

The price of the option was fixed in US$ 0.6 million and it has been fully cancelled.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

NOTE 9:	(Continued)

If the above-mentioned conditions are complied with, APSA will make a total investment of US$ 24.4 million.

As of the date of these unaudited financial statements, the company granted loans for an amount of US$ 0.8 million.

This option has been accounted for in Non-Current Investments – Advances for the acquisition of a company.

	c.	Acquisition of commercial center goodwill

On December 28, 2007, Alto Palermo S.A. (APSA) signed a Partial Goodwill Transference Preliminary Purchase Contract with INCSA for acquiring one of the parts of the goodwill established by a Commercial Center where “Soleil Factory” currently develops activities. The transaction is being subject to certain conditions. The total price of the operation is US$ 20.7 million of which US$ 8.1 million were paid at the time the preliminary purchase contract was entered into. Such disbursement was recorded as a financial advance for fixed assets purchase.

Once the definitive signature of the goodwill transference has taken place, the remaining amount of US$ 12.6 million will accrue 5% annual interest plus VAT, such amount to be cancelled in 7 annual and consecutive installments. The first interest installment will be paid 365 days after the contract is signed and together with the payment of the last interest installment the total capital owed will be cancelled.

Furthermore, APSA signed an offering letter for acquiring, building and running a commercial centre in a real estate owned by INC located in the City of San Miguel de Tucumán, Province of Tucumán. This transaction is subject to certain conditions, one of these being that APSA partially acquires from INCSA the goodwill established by the commercial center that develops activities in “Soleil Factory”. The price of this transaction is US$ 1.3 million, of which US$ 0.05 million were paid on January 2, 2008. This payment was recorded as advance for purchase of fixed assets.

	d.	Acquisition of Córdoba Shopping

On July 7, 2006 Alto Palermo S.A. (APSA) and Shopping Alto Palermo S.A. subscribed a sale contract of shares for the purchase of all the

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

NOTE 9:	(Continued)

shareholding of Empalme S.A.I.C.F.A. y G., owner of the Córdoba Shopping Villa Cabrera. This operation was subject to certain conditions precedent, one of these being the approval of the National Commission for the Defense of Competitiveness. This condition was duly approved and notified on December 20, 2006.

The agreed price for such operation is a gross amount of US$ 12 million plus a variable amount arising from the adjustment after year end (originally established in the contract), which was determined in Ps. 3,961. Empalme was incorporated on December 31, 2006. During December, 2008, APSA and Shopping Alto Palermo S.A. paid an amount of US$ 2.1 million related to the fourth installment of capital and interest. To secure the unpaid purchase price, it has been pledged in favor of the sellers 100% of Empalme’s shares. With the cancellation of the fourth installment, the encumbrance was lifted.

Córdoba Shopping Villa Cabrera is a shopping center covering 35,000 square meters of surface area, including 106 commercial stores, 12 cinemas and parking lot for 1,500 vehicles, located in Villa Cabrera, city of Córdoba. This investment represents a significant growth opportunity in the commercial centers segment. It will also be in line with the expansion strategy and presence in the most important cities inside the country.

As from January 1, 2009 Empalme S.A.I.C.F.A. y G. merged into Shopping Alto Palermo S.A.

	e.	Capital increase and irrevocable contributions in Trashop S.A.

As a consequence of the international financial context, a high volatility in interest rates and increases in the so-called systemic default has been noted, both having caused a negative impact on the performance and financing of the consumption financing business. The highest default levels provoked an increase in the subordination of financial trusts that, added to the modification of their tax treatment, to the higher interest rate for risk increasing and to certain deceleration of private consumption, generated the need to review the general and specific economic prospects of Tarshop S.A. activities.

To face the increasing volatility of the international financing market and to provide Tarshop S.A. with a capital base in line with the current market conditions, in September 2008 APSA decided to participate in a capital increase of Tarshop S.A. for up to Ps. 60,000 by increasing the Tarshop S.A. shareholding from 80% to 93.4%. Furthermore, on December 31, 2008, funds provided by APSA and they were later accepted as irrevocable contributions for Ps. 105,000 aiming at strengthening the balance sheet position, reinforcing the financial position, paying for operating expenses and repositioning Tarshop S.A. on the market.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

NOTE 9:	(Continued)

During January 2009 APSA granted a loan to Tarshop S.A.for an amount of Ps. 10,600, to BADLAR rate.

Several measures were implemented since then to complement the financial support via the direct advising from APSA’s management to Tarshop S.A. aiming at improving the performance of the latter by lightening the point of sale structure that would lead to 17% decrease of the payroll, the reduction of 13 point of sales and centralized areas leased by 10% of the total. The streamlining of resources included areas such as consulting services.

In line with the commercial actions other measures have been implemented, such as:

• Structure redesigning of distribution channels.

• Changes in cash and financing plans to stores.

• Renegotiation of terms and conditions with member stores.

It should also be mentioned that the recent modification of the tax treatment for financial trusts and other changes brought by the national government, forces to perform a constant monitory adjustment focusing the positioning strategy of Tarshop S.A. to face the ups and downs of the current situation.

NOTE 10:	PURCHASE, SALES AND BARTER OF PROPERTIES

A. Agricultural Business

1. Sales of plots of land belonging to “El Recreo”

On July 24, 2008, IGSA completed the sale of two parcels of 1,829 hectares of the “El Recreo” farm, located in the Province of Catamarca. The transaction was closed at US$ 0.4 million, which were paid as follows: US$ 0.1 million at the time of the sales deed and the balance of US$ 0.3 million to be paid in two annual and consecutive installments plus interest equivalent to the Libor rate plus 3%.

Income for such transaction was recognized in the last year as provided by FACPCE Technical Resolution No. 17 caption 5.11.2..

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

NOTE 10:	(Continued)

2. Acquisitions of land in the Republic of Bolivia

a) On July 28, 2008, the Company acquired “Las Londras” farm, a 4,566 hectare property located in the Province of Guarayos, Bolivia for an aggregate purchase price of US$ 11.4 million, of which US$ 1.1 million was paid and US$ 3.8 million in January 22, 2009 date in which the contracts’ protocol was signed. The remainder balance as of the date of the financial statements will be paid without interests in 24 month of the referred date. For the outstanding balance of such real estate property, a mortgage was established in favor of the sellers effective through the last payment date.

b) On July 28, 2008, the Company acquired “San Cayetano” and “San Rafael” farms, a 883 hectare and a 2,969 hectare properties located in the Province of Guarayos, Bolivia for an aggregate purchase price of US$ 8.8 million out of which US$ 0.9 million was paid and US$ 2.9 million in November 19, 2008 date in which the contracts’ protocol was signed. The remainder balance as of the date of the financial statements will be paid without interests in 24 months of the referred date. For the outstanding balance of such real estate property, a mortgage was established in favor of the sellers effective through the last payment date.

c) On July 28, 2008, the Company acquired “La Fon Fon” farm, a 3,748 hectare property located in the Province of Obispo Santiesteban, Bolivia for an aggregate purchase price of US$ 8.6 million out of which US$ 1.4 million was paid and US$ 2.3 million in November 19, 2008 date in which the contracts’ protocol was signed. The remainder balance as of the date of the financial statements will be paid without interests in 24 month of the referred date.

For the outstanding balance of such real estate property, a mortgage was established in favor of the sellers effective through the last payment date.

B. Real Estate Business

1. IRSA Inversiones y Representaciones Sociedad Anónima

a. Sale of Benavidez plot of land

In March 2004, Inversora Bolívar S.A. (subsidiary) sold to Desarrolladora El Encuentro S.A. (DEESA) a plot of land in Benavidez through the exchange of (i) US$ 1.0 million in cash and (ii) 110 residential plots of the mentioned plot of land for an amount of US$ 3 million.

As guarantee of the performance of the operation, DEESA set up a first mortgage amounting to US$ 3 million.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

NOTE 10:	(Continued)

b. Commercialization of Dique III

Plot 1c) Dique III:

In September 2004, IRSA and Desarrollos y Proyectos Sociedad Anónima (“DYPSA”) signed a commitment of barter contract whereby the Company delivered DYPSA plot 1c) of Dique III in exchange for receiving, within a maximum term of 36 months, funcional units, representing in the aggregate 28.50% of the square meters built in the building constructed by DYPSA. The transaction amounted to US$ 8 million. As a guaranty for the transaction, DYPSA set up a first degree mortgage for US$ 8 million plot in favor of IRSA.

IRSA signed preliminary sales agreements for 27 units to be received which were valued at its net realizable value. The increase for this method of valuation amounted to Ps. 26,531; of which Ps. 5,519 were recorded as of March 31, 2009 and Ps. 21,012 in previous fiscal years.

After several agreements, DYPSA delivered the total housing units to IRSA. As of March 31, 2009 title deeds of its out 26 of 28 units has been signed. The deeds for conveyance of the title have been executed in favor of the third parties to whom IRSA assigned the adquisition rights.

c. Caballito plot of land - Barter contract

In May 2006 Koad S.A. (Koad) and IRSA entered into a barter agreement valued at US$ 7.5 million by which IRSA sold to Koad the plot of land number 36 of “Terrenos de Caballito” for Koad to build a building group called “Caballito Nuevo”. As consideration Koad paid an amount of US$ 0.05 million and the balance of US$ 7.4 million will be cancelled by delivering 118 apartments and 55 parking units within the maximum term of 1,188 days. The final number of units to be received will depend of the effective date in which Koad will deliver the units, as there are different bonuses according to the date of the delivery, in guarantee of the operation.

Koad encumered with a mortgage the plot subject to this transaction in the amount of US$ 7.5 million and constituted insurance for US$ 2 million and is going to constitute another one for US$ 0.5 million at the time the units are transferred.

As of March 31, 2009, out of the total stipulated, Koad has delivered 42 parking spaces. Additionally, preliminary sales agreements have been signed over 31 functional units to be received. These units have been measured at their net realization value, which generated income for Ps. 3,446 from this transaction.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

NOTE 10:	(Continued)

d. Purchase option of República Building

In April 2008, IRSA acquired a building known as “República Building”, a property located in Tucumán 1, Autonomous City of Buenos Aires. The company paid US$ 70.3 million partially financed by a mortgage loan from Banco Macro for an amount of US$ 34 million accruing interest at fixed rate of 12% per annum and payable in five equal, annual and consecutive installments as from April 2009.

In May, 2008, IRSA consulted with the National Commission for the Defense of the Competition (CNDC) as regards the need to notify such operation as one of economic concentration. The CNDC resolved that, in effect, such operation had to be reported. IRSA objected such decision in the local courts. To date of these financial statements, the local courts have not decided on such appeal.

e. Acquisition and sale of the Bouchard building

In March 2007, IRSA acquired the building known as “Bouchard Plaza” (including the current leases agreements), for an aggregate purchase price of US$ 84 million.

IRSA consulted with the National Commission on Defense of the Competition (NCDC) with regard to the need for reporting such transaction as economic concentration. The NCDC decided that effectively the operation referred should be notified and the pertinent court ratified such decision. In April, 2008 the notice of the operation was filed with the NCDC. To date, such matter is still to be resolved.

- Sale of Bouchard Building

In January, 2008, IRSA sold to Compañía Técnica Internacional Sociedad Anónima Comercial e Industrial (Techint) the undivided 29.85% of the Bouchard Plaza Building (including the current leases agreements) for an amount of US$ 34.4 million. This transaction generated a profit of Ps. 19.0 million.

f. Acquisition of 50% of Bankboston building

In August 2007, IRSA acquired the 50% of the building known as “Tower BankBoston” (including current leases contracts) located at Carlos María Della Paolera No. 265, Autonomous City of Buenos Aires in the amount of US$ 54 million.

This acquisition is considered as a business combination (See Note 3.e.).

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

NOTE 10:	(Continued)

IRSA consulted with the National Comission on Defense of the Competition (NCDC) as regards the need to notify such operation as one of economic concentration. The CNDC resolved that, in effect, such operation had to be reported, IRSA objected such decision in the local courts.

g. Acquisition of Museo Renault

In December 2007, IRSA acquired certain functional units of the “Palacio Alcorta” or “Museo Renault” (including current leases contracts) in the amount of US$ 3.2 million.

This acquisition is considered a business combination. (See Note 3.e.).

h. Barter transaction with CYRSA

IRSA signed with Cyrsa a deed of exchange for US$ 12.6 million by which IRSA handed over to Cyrsa a plot of land in the Caballito neighborhood. On its part, Cyrsa committed itself to build a housing real estate development in such plot. In a first stage two buildings will be constructed and a third future building will be developed in the second stage, upon Cyrsa’s election.

As consideration Cyrsa payed US$ 0.12 million and the balance will be cancelled by handing over 25% of the functional units of the buildings to be constructed in the plot of land.

If Cyrsa decides not to construct the third building by June 2010, then IRSA will receive the functional unit having the right to over-raise the future third building.

To guarantee the compliance with its obligations Cyrsa has mortgaged the plot of land in the amount of US$ 12.6 million.

This transaction generated a net gain of Ps. 29,081 which is eliminated in accordance with the ownership of Cyrsa.

On July 31, 2008, the title deed to the land was executed.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

NOTE 10:	(Continued)

2. Alto Palermo S.A.

a. Acquisition of the building known as Ex- Escuela Gobernador Vicente de Olmos (City of Córdoba)

In November 2006, APSA participated in a public bidding of the Corporación Inmobiliaria Córdoba S.A. for the sale of the building known as Ex Escuela Gobernador Vicente de Olmos, located in the city of Córdoba. The building covers 5,147 square meters of surface area. A part of the Patio Olmos commercial center is in operation in this building in four commercial plants and two underground parking lots. This commercial center also includes two neighbor buildings with cinemas and a commercial annex connected to the bidding sector and legally related through easement contracts.

The building is under a concession contract, effective for 40 years’ term due in February 2032, APSA acting as grantor. The contract grants to the licensee the commercial use of the building and establishes a series of payments in favor of the grantor such series increasing in Ps. 2.5 every 47 months. To the date of these financial statements, the concession is undergoing month 205, the effective monthly canon being Ps. 12.6 and the next increase estimated for month 235.

The offer of APSA for the purchase of the building was Ps. 32,522 payable as follows: 30% that is the amount of Ps. 9,772, at the time of awarding the bid and the remaining amount of Ps. 22,750 million at the date of the signature of the transfer deed document.

On November 20, 2006 APSA was notified that the bidding had been awarded. Consequently, 30% of the price offered according to the terms of the bidding has been duly paid.

On January 15, 2007 APSA was notified by the National Commission for the Defense of Competitiveness that two claims had been submitted to the entity, one by a private individual and the other one by the licensee of the commercial center in respect of this operation. On February 1, 2007 APSA responded the claims.

On June 26, 2007, APSA was notified of a resolution issued by such agency by which it was resolved to open the summary proceedings under case file No. 501:0491102/2006 of the Registry to the Ministry of Economy and Production styled “Grupo IRSA et al in re. infringement to Law No. 25,156 (C 1163)” under section 30 Law No. 25,156.

On September 25, 2007, the transfer deed was signed with the Government of the Province of Córdoba for the building in which Centro Comercial Patio Olmos is currently operating. The transference of the respective concession contract was also entered into. In such operation, the balance of the price agreed for Ps. 22,750 was cancelled.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

NOTE 10:	(Continued)

As of March 31, 2009 APSA has recorded this transaction as non-current investments.

On January 24, 2008 APSA received a note of the National Commission for the Defense of the Competition, record No. S01/0477593/2007 (DP No. 38) by which APSA is requested to report and deliver the pertinent documentation on the matter related to such operation.

On November 8, 2007, Law No. 9,430 declared that two (2) rehearsal halls of about 400 square meters and 531 square meters each were of public usefulness and subject to expropriation. These two areas are located in the property acquired by the tender, but are not part of the leased areas and, consequently, were acquired with such property, establishing also that the real property to be subdivided to proceed to the partial expropriation provided.

On August 21, 2008, APSA challenged the valuation for Ps. 533 carried out by Consejo General de Tasaciones de la Provincia de

Córdoba (General Valuation Office for the Province of Córdoba) under the previously mentioned expropriation. To date, APSA is awaiting that the Province of Córdoba initiates the respective expropriation trial.

It should be noted that the covenants agreed upon by the Province and APSA upon the acquisition established that the use of the portion of the expropriated property was reserved for the Province of Córdoba through the year 2032 for the use of such rehearsal halls.

b. Barter with Condominios del Alto S.A.

On October 11, 2007, APSA subscribed with Condominios del Alto S.A. an exchange contract in connection with an own building, plot G, located in the City of Rosario, Province of Santa Fe, Argentina.

As partial consideration for such exchange contract, Condominios del Alto S.A. agreed to transfer the full property, possession and dominium in favour of APSA of the following future real estate: (i) Fifteen (15) Functional Housing Units (apartments), with an own constructed surface of 1,504.45 square meters, which represent and will further represent jointly 14.85% of the own covered square meters of housing (apartments) of the real estate that Condominios del Alto S.A. will build in Plot G, and (ii) fifteen (15) Garages, which represent and will further represent jointly 15% of the own covered square meters of garage units in the same building.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

NOTE 10:	(Continued)

The parties have determined that the value of each undertaking is of US$ 1.1 million, which is included in Inventories.

As a complementary consideration in favour of APSA, Condominios del Alto S.A. paid APSA US$ 0.015 million. Also and in guarantee for the obligations assumed: (i) Condominios del Alto S.A. charged a first degree mortgage and degree of privilege in favour of APSA on Plot 2 G in the amount of US$ 1.1 million; (ii) established a security insurance of which APSA will be assigner of the insured amount of US$ 1.6 million; and (iii) the shareholders of Condominios del Alto S.A. are the guarantors of the obligations of the latter up to the amount of US$ 0.8 million.

In addition, APSA granted Condominios an acquisition option through barter of plot 2 H. On November 27, 2008, the title deed for the plot of land 2 H was executed for US$ 2.3 million, a value that that the parties have determined for each of their considerations.

As partial consideration for the above-mentioned barter, Condominios del Alto S.A. agreed to transfer the full property, possession and ownership in favor of APSA of the following future real state: (i) Fourty two (42) Functional Housing Units (apartments), which represent and will further represent jointly 22% of the own covered square meters of housing (apartments) of the building that Condominions del Alto S.A. will construct in Plot H; and (ii) Fourty seven (47) garages, which represent and will further represent jointly 22% of the own covered square meters of garage units in the same building.

c. Acquisition of Beruti plot of land

On June 24, 2008, APSA acquired from DOWLER COMPANY S.A. the Plot of land located at Beruti 3351/3359, between Bulnes street and Coronel Díaz avenue in Autonomous City of Buenos Aires, located in the vicinity of the shopping mall known as “Shopping Alto Palermo S.A.” , a location considered to be strategic for the Company.

The transaction was executed for a total price of US$ 17.8 million out of which, as of the closing date of these unaudited financial statements US$ 13.3 million had been paid and the remaining unpaid balance will be paid of in one installment US$ 4.5 million which due in february 2010 and do not accrue interest. To secure compliance with the settlement of the unpaid balance, the plot of land has been encumbered with a first mortgage in favor of Dowler Company S.A.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

NOTE 10:	(Continued)

Such plot of land is disclosed in the account “non-current investments”-Undeveloped parcels of land.

d. Purchase of the Anchorena street building

On August 7, 2008, APSA subscribed a preliminary purchase contract by which it acquired the functional units numbers one and two, covering a surface area of 2,267.5 square meters and 608.37 square meters, located in Dr. Tomás Manuel de Anchorena street, numbers 665, 667, 669 and 671, between Tucumán and Zelaya streets. The total price agreed is US$ 2 million was totally cancelled as of January 15, 2009 in the date was signing the final transfer deed document.

On August 7, 2008, Alto Palermo S.A. subscribed a preliminary sales contract by which it acquired the functional unit number three covering a surface area of 988 square meters located in Dr. Tomás Manuel de Anchorena street numbers 665, 667, 669 and 671, between Tucumán and Zelaya streets. The total price agreed is US$ 1.3 million was totally cancelled as of January 15, 2009 in the date was signing the final transfer deed document.

As of March 31, 2009 the total payments for functional units amounts of US$ 3.3 million and is disclosed in the account financial advances for purchase fixed assets.

e. Barter with CYRSA S.A.

APSA and COTO Centro Integral de Comercialización S.A. (COTO) on September 24, 1997 granted a title deed by which APSA, which then operated under the name of “Sociedad Anónima Mercado de Abasto Proveedor” (SAMAP), acquired the rights to receive the garage parking slots and the rights to increase the height of the building located between the Agüero, Lavalle, Guardia Vieja and Gallo street, in the Abasto neighborhood.

As of July 31, 2008, a condition barter commitment was executed by which APSA would transfer Cyrsa S.A. (Cyrsa) 112 garage parking slot and the rights to increase the height of the property to build a two tower building on the previously mentioned property, upon compliance with certain conditions.

In consideration, Cyrsa would give APSA an amount to be determined in the future of units in the building that would be built equivalent to 25% of square meters, which as a whole will be total not less than the

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

NOTE 10:	(Continued)

amount of 4,053.50 proprietary square meters to be built. Likewise, if any, Cyrsa would deliver APSA a number of storing units equivalent to 25% of the storing units in the future building.

Additionally and in the case of the conditions which the transaction is subject to are considered to have been met, Cyrsa would pay APSA the amount of US$ 0.1 million and would carry out the works at the parking slots that APSA would receive from COTO. This amount shall be paid within 30 running days as from the executing the barter deed.

In order for the barter to be effective, is condition the fulfillment of certain provisions essential by COTO.

Possession of the property will be simultaneously granted upon executing the title deed, which will be carried out within 30 running days as from the date on which APSA notifies Cyrsa that conditions precedent have occurred.

The total amount of the transaction between Cyrsa and APSA total US$ 5.9 million.

f. Merger between Shopping Alto Palermo S.A. (SAPSA), Mendoza Plaza Shopping S.A. and Empalme S.A.I.C.F.A. Y G.

The Extraordinary and Unanimous Shareholders’ Meeting held on February 16, 2009, resolved the merger of Shopping Alto Palermo S.A. into Mendoza Plaza Shopping S.A. (See note 10) and Empalme S.A.I.C.F.A. y G.

Thus, there was a capital increase of Ps. 122,485. The exchange value of shares of Mendoza Plaza Shopping S.A. and Empalme S.A.I.C.F.A. y G. was established at 91,368,699 and 31,116,055 shares of SAPSA respectively, for 26,844,277 shares of Mendoza Plaza Shopping S.A. and 7,860,300 shares of Empalme S.A.I.C.F.A. y G.

NOTE 11:	GRANTED GUARANTEES OF FUTUROS Y OPCIONES.COM S.A.

By means of brokerage of agreement with guarantee, Futuros y Opciones.com S.A. assumes before the purchaser the obligation to comply with the agreement in the event the seller did not deliver the merchandise. This compliance is implemented by returning the amounts agreed upon by such transaction that may be pending delivery, as well as the price difference that may arise between the price at which the agreement was executed and the price of the merchandise on the date the agreement is cancelled.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

NOTE 11:	(Continued)

As of March 31, 2009 and June 30, 2008, the balance of brokerage transactions carried out by means of such agreement with guarantee, which was pending delivery, within the established contractual terms, amounted to Ps. 9,835 and Ps.14, 052 respectively.

As of March 31, 2009 and June 30, 2008, there are no agreements that failed to be complied with for which the Company may have been claimed in its capacity of guarantor.

NOTE 12:	MEMORANDUM OF UNDERSTANDING TO RENEGOTIATE THE CONCESSION AGREEMENT

On July 2, 2008, Agropecuaria ANTA S.A. (Ex Agropecuaria Cervera S.A.) executed a memorandum of understanding renegotiating the concession agreements for the northern and southern areas of the real estate property of Salta Forestal S.A. The agreements establish that the concessionaire should pay as a concession fee the amount in US Dollars equivalent to a quintal of soybean per harvested hectare of any crop in the northern and southern areas per year. The concession fee is required to be paid on July 1 of each year starting in 2009.

For the purposes of determining the concession fee, 2,000 hectares in the southern area rented out to Compañía Argentina de Granos are excluded.

Additionaly, Agropecuaria ANTA S.A. (Ex Agropecuaria Cervera S.A.) committed to return the 30,000 hectares originally considered as not usable for agricultural purposes under the concession.

On August 29, 2008, the Memorandum of Understanding was approved by Decree No. 3,766 of the Executive Power of the Province of Salta. Consequently, the disposals contained in the mentioned decree will have effect from the referred date.

NOTE 13:	OPERATIONS WITH HEDGING FINANCIAL INSTRUMENTS

A. Real Estate Business

As of March 31, 2009, the open operations are as follows:

Forward contracts	Banks	Amount (US$)	Maturity	Accumulated gain
Open operations
Purchase of dollars	Santander	2,000,000	04/30/2009	230
Purchase of dollars	Macro	3,000,000	04/30/2009	345
Purchase of dollars	Santander	5,000,000	04/30/2009	524

Total		10,000,000		1,099

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

NOTE 13:	(Continued)

The income generated for mentioned operations is included in “Gain on hedging operations” and includes a gain from cancelled operations of Ps. 9,381 and from open operations of Ps. 1,099.

NOTE 14:	NEGOTIABLE OBLIGATIONS PROGRAM

A. Real Estate Business

1. IRSA Inversiones y Representaciones Sociedad Anónima

a. Convertible notes into common shares

In November 2002, IRSA issued Convertible Notes into shares (IRSA-NOC-2007) for a nominal value of US$ 100 million falling due in the year 2007, bearing interest at an annual rate of 8%, payable semi-annually in arrears. The holder was entitled to exchange each IRSA-NOC-2007 for 1.8347 shares (0.1835 GDS) and had an option to purchase the same number of shares at the exercise price set for the warrant. The convertible negotiable obligations and the option to purchase additional shares matured in November 2007.

Convertible Notes amounting US$ 99.9 million were converted until its maturity. Therefore, the Company issued 183,380,366 common stock. In addition, the Company issued 183,296,821 common stock in exchange of US$ 119.9 million as a result of the conversion of warrants.

b. Issuance of Convertible Notes – maturity 2017

In February 2007, the Company issued non-convertible Negotiable Obligations (“IRSA ON-2017”) for US$ 150 million to become due in February 2017 under the framework of the Global Program for Issuing Negotiable Obligations in a nominal value of up to US$ 200 million authorized by the National Securities Commission. IRSA ON-2017 accrue an annual fixed interest rate of 8.5%, payable every six months starting in August 2007. The Principal will be fully paid on maturity. IRSA ON-2017 contain customary covenants including restrictions to pay dividends in accordance with certain limits. As of March 31, 2009 it is exposed net of current issuance expenses of Ps. 875 and non-current issuance expenses of Ps. 6,049.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

NOTE 14:	(Continued)

2. Alto Palermo S.A.

a. Issuance of convertible notes

On July 19, 2002, APSA issued Series I of Convertible Notes up to US$ 50,000 convertible into common shares, par value of Ps. 0.10 each. This series was fully subscribed and paid-up.

This issuance was resolved at the Ordinary and Extraordinary Meeting of Shareholders held on December 4, 2001, approved by the National Securities Commission Resolution No. 14,196 dated March 15, 2002 and authorized to list for trading on the Buenos Aires Stock Exchange on July 8, 2002.

Main issue terms and conditions of the Convertible Notes are as follows:

•        Due date: On May 2, 2006, the Meeting of Shareholders decided to postpone the date of original maturity to July 19, 2014 this being the reason for the Convertible Notes (CN) to be classified as non-current in these unaudited financial statements. Since the conditions of the CN have not substantially modified, the postponement of the original maturity have not had an impact on these unaudited financial statements.

• Interest: at a fixed nominal rate of 10% per annum. Interest is payable semi-annually.

• Payment currency: US dollars or its equivalent in pesos.

•        Conversion right: the notes can be converted at any time at the option of each holder into ordinary shares at a conversion price equivalent to the higher of the result from dividing the nominal value of the APSA’s shares (Ps. 0.10) by the exchange rate and US$ 0.0324 million, which means that each CN is potentially exchangeable for 30,864 shares of Ps. 0.1 par value each.

•        Right to collect dividends: the shares underlying the conversion of the negotiable obligations will be entitled to the same right to collect any dividends to be declared after the conversion as the shares outstanding at the time of the conversion.

As of March 31, 2009, the holders of Convertible Notes into APSA common shares, have exercised their right to convert them for a total amount of US$ 2.8 million, with the consequent issuance of common stock of nominal value Ps. 0.1 per share. As of March 31, 2009 the total amount of APSA Convertible Notes amounted to US$ 47.2 million of which US$ 31.7 million correspond to IRSA which is eliminated in the consolidation process.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

NOTE 14:	(Continued)

On January 19, 2009, an amount of US$ 2.4 million was paid related to the thirtieth interest installment.

b. Issuance of Non-convertible notes - 2017

On May 11, 2007, Alto Palermo S.A. issued two new series of non-convertible notes in the total amount of US$ 170 million. Series I corresponds to the issuance of US$ 120 million becoming due on May 11, 2017, which accrue interest at a fixed rate of 7.875% payable semi-annually on May 11 and November 11 of each year as from November 11, 2007. On May 11, 2008 the second interest installment has been cancelled for US$ 4.7 million. Principal of this Serie will be fully settled at maturity. Serie II corresponds to the issuance of Ps. 154,020 (equivalent to US$ 50 million). Principal will be settled in seven, equal and consecutive semi-annual installments as from June 11, 2009, which accrues interest at 11% per annum, maturing on June 11, and December 11 of each year as from December 11, 2007.

These issuances correspond to Classes 1 and 2 within the Global Program for Issuing Notes, having a face value of up to US$ 200 million (the “Program”) authorized by the National Securities Commission Resolution No. 15,614 dated April 19, 2007.

During the period of nine-month ended March 31, 2009, APSA repurchased US$ 3 million negotiable bonds serie II and US$ 5 million negotiable bonds serie I, which were valued at nominal value and are shown netted from current and non-current capital and interest payable. Such repurchase generated an income of Ps. 13,202 that is shown in financial results generated by liabilities, in (loss) gain in repurchase of negotiable bonds. As of March 31, 2009, the total amounts of negotiable bonds repurchased are US$ 4.8 million of Serie II and US$ 5 million of Serie I.

During the period of nine-month ended March 31, 2009 IRSA acquired negotiable obligations Serie I amounted at nominal value of US$ 27.9 million. Cresud acquired negotiable obligations Serie I amounted at nominal value US$ 5 million.

Additionally, like subsequent events, IRSA acquired negotiable obligations Serie I at nominal value US$ 11.8 million and Serie II at nominal value US$ 15.1 million.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

NOTE 15:	RELEVANTS FACTS

A. Real Estate Business

1. IRSA Inversiones y Representaciones Sociedad Anónima

a. Investment in Banco Hipotecario

Compensation of the National Government to financial entities as a result of the asymmetric “pesification”

The National Government, through Decree 905, provided for the issuance of “National Government Compensating Bonds”, to compensate financial entities for the adverse equity effects generated due to the conversion into pesos, under various exchange ratios, of the credits and obligations denominated in foreign currency as established by Law No. 25,561, Decree 214 and addenda, also provided for covering the negative difference in the net position of foreign currency denominated assets and liabilities resulting from its translation into pesos as established by the above-mentioned regulations, and entitled the Argentine Republic Central Bank to determine the pertinent rules.

Banco Hipotecario S.A. submitted the presentation as regards sections 28 and 29 of Decree 905 Compensation to Financial Entities, as follows:

•        National Government Compensation Bond - US$ 2,012 (section 29, points b, c and d): compensating bond – difference between “pesified” assets and liabilities at Ps. 1.00 for the rate of exchange difference of Ps. 0.40, translated at Ps. 1.40 per US$ dollar: US$ 360,811.

• National Government Compensation Bond coverage - US$ 2,012 (section 29 point e). Coverage bond – difference between assets and liabilities in US dollars net of the compensating bond: US$ 832,827.

In September 2002 and October 2005, the Argentine Republic Central Bank credited US$ 344,050 and US$ 16,761 in BODEN 2012, respectively, for compensation.

On August 1, 2005, a note was submitted to the Argentine Republic Central Bank stating the acceptance of the number of BODEN verified by the Superintendence of Financial and Exchange Entities.

Finally, in September 2005, began the subscription of Coverage BODEN 2012. As of March 31, 2009 the subscription of Boden 2012 amounts to US$ 773,531.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

NOTE 15:	(Continued)

Exposure to the non-financial public sector

Banco Hipotecario S.A. keeps recorded in its financial statements assets with the Non-Financial Public Sector amounting to Ps. 3,129,617. On the other hand, liabilities to the Argentine Republic Central Banks recorded as of March 31, 2009 amount to Ps. 208,873 being the credit balance related to advances to subscribe BODEN 2012 in line with sections 28 and 29 of Decree 905/02.

The net exposure with the Public Sector, without considering liquid assets in accounts authorized by the Argentine Central Bank, amounts to Ps. 2,920,744 and Ps. 2,628,720 as of March 31, 2009 and 2008, respectively.

Banco Hipotecario S.A. intends to allocate assets portfolio of the public sector as guarantee for the application of the advancement to finance the coverage bonds subscription, as provided for in section 29 of Decree 905/02.

As from January 1, 2006, the dispositions of point 12 of Communication “A” 3911 (Communication “A” 4455) became effective, as regards that the assistance to the Public Sector (average measured) cannot exceed 40% of total Assets of the last day of the previous month. Through Communication “A” 4546 of July 9, 2006, it was established that as from July 1, 2007, such limit was modified to 35%. The exposure of Banco Hipotecario S.A. to the Public Sector originated in compensations granted by the National Government as a result of year 2002 crisis, principally related to the asymmetric “pesification” of assets and liabilities. To such extent and considering that assets to the Public Sector exceeded the mentioned limit. On January 19, 2006, Banco Hipotecario S.A. reported to the Argentine Central Bank that it will gradually decrease the proportion of assets subject to the exposure to the Public Sector, in line with the amortization and cancellation made by the Government of the bonds received for asymmetric compensation in the currency of issuance. To date, no objections to this issue have been received.

As of March 31, 2009 and 2008 the assistance to the Public Sector arises 24.8% and 26.4%, from total Assets, respectively.

Economic situation

During the last months, the world’s principal financial markets have suffered the impact of volatility conditions as well as lack both of liquidity and credit. Consequently, stock-market rates showed a fall together with an evident economic deceleration also at worldwide.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

NOTE 15:	(Continued)

Although the central countries took immediate action on the matter, the future evolution of the international markets is uncertain, which produce direct effects on the quotation of financial assets, particularly shares, debts, titles and investments funds.

As regards the Argentine Republic, stock-markets showed a pronounced downward trend in the price of public and private bonds and a rise in interest rates, country risk and rates of exchange.

The Bank’s management is evaluating and monitoring the effects derived from the situations referred to above on the Company and subsidiaries in order to adopt the necessary measures to soften the effects of the global situation.

As shown in the balance sheet of Banco Hipotecario S.A. all the above matters produced negative effects on the bank investments, the principal impact being the one generated by public bonds received and to be received arising from the offsetting established in sections 28 and 29 of Decree 905/02, and by guaranteed bonds.

Aspects pending of resolution

As mentioned in the notes to the financial statements of Banco Hipotecario S.A. (“Banco Hipotecario”), there are certain aspects that had been objected to by the Financial Institutions Oversight Department of the Central Bank of Argentina (BCRA): Banco Hipotecario is currently preparing the relevant responses. These matters are related mainly to:

a)      the accounting records entered for certain transactions involving derivative financial instruments, which, according to the requirements of BCRA, are to be booked in accordance with the criteria laid down by the professional accounting standards, would entail a reduction in shareholders’ equity as of March 31, 2009.

b)      the regulatory treatment of prudential ratios, mainly in connection with the Non-financial public sector credit risk fractioning and counterparty risk and their impact on the minimum capital requirements arising from certain transactions involving derivate financial instruments: according to BCRA’s calculations, there might have been a significant under-statement of the amounts deposited as per such ratio as of December 31, 2008, and

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

NOTE 15:	(Continued)

c) as regards the accounting for the compensation to be paid by the National Government in connection with the Coverage Bonds: if it were booked as per the requirements imposed by BCRA, would entail a reduction in shareholders’ equity as of March 31, 2009 should be revised down.

To book its investment in Banco Hipotecario, the Company uses the bank’s shareholders’ equity as determined by application of Argentina’s professional accounting standards. Therefore, the aspects referred to in a) and c) above do not have a significant impact on the Company’s financial statements because they have already been considered in the amounts used to determine shareholders’ equity.

2. Alto Palermo S.A.

a. Financing and occupation agreement with NAI International II, INC.

On August 12, 1996 Empalme S.A.I.C.F.A. y G. (Company merged into Shopping Alto Palermo S.A. as from January 1, 2009, see Note 10.B.1.f), Subsidiary by APSA, entered into an agreement with NAI INTERNACIONAL II, INC. by which the latter loaned up to US$ 8.2 million for the construction of a cinema complex and a part of the parking lot located in the Córdoba Shopping area, this item being shown in fixed assets. This loan initially accrued a LIBOR interest rate plus 1.5%. Accrual of interests started in April 1999 according to a period of grace provided in the contract clauses.

Related to this loan contract, Empalme S.A.I.C.F.A. y G. signed an occupation agreement of the building and the cinema area in favor of NAI INTERNACIONAL II, INC. (hereinafter “The Agreement”). Occupation of the area was established for a 10-year period as from the date of commencement to be automatically postponed during four additional periods of five years each. It is understood that date of commencement means the date in which the occupant starts exhibiting movies to the public in the cinema building that is October 1997.

Under the terms of the Agreement, the amounts owed according to the loan to Empalme S.A.I.C.F.A. y G. are offset against the payments of possession arising from the occupation of NAI INTERNACIONAL II, INC. of the building and the cinema area. The Agreement provides that if following the last term mentioned in the previous paragraph there still is any unpaid amount of the loan plus interest, the Agreement will be postponed for a definite term established as the lesser of:

• The time-term necessary to fully pay the loan unpaid amount, or

• Ten (10) years.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

NOTE 15:	(Continued)

Once the last time term has elapsed and if there still is an amount outstanding, Alto Palermo will be released of any payment obligation of the remaining portion of the loan plus interest.

On July 1, 2002 NAI INTERNACIONAL II, INC. assigned all the rights and obligations arising from the Agreement to NAI INTERNACIONAL II, INC. – SUCURSAL ARGENTINA. Also, other changes were made to the Agreement, the following being the most significant:

•        The debt outstanding was converted into Argentine pesos (Ps. 1 = US$ 1) in accordance with the disposition of Law No. 25,561 and National Executive Decree No. 214/02. Under sections 4 and 8 of the referred Decree and complementary addenda, the referential stabilization coefficient is to be applied to the above debt outstanding as from February 3, 2002.

•        All the obligations of Empalme S.A.I.C.F.A. y G. included in the Agreement by which NAI INTERNACIONAL II, INC. is guaranteed the use of the cinema center, as well as those obligations that imply restrictions on the use or the possession of Empalme S.A.I.C.F.A. y G. or third parties, are covered by antichresis in rem right.

•        The extension agreed on January 1, 2002 was established for suspending the occupation payments owed by the occupant to the owner as well as the payments to account of capital and interests of the owner to the creditor for a six-month period as from the above-mentioned date. These payments will be renewed as from July 2002.

The capital outstanding as of March 31, 2009 and interest accrued at such date arising from the original loan agreement and modifications are recorded in Customer Advances included in Leases and services advances for a total amount of Ps. 18,148.

b. Neuquen Project

The main asset of Shopping Neuquen S.A., controlled by APSA, is a plot of land of 50,000 square meters of surface area approximately, in which a commercial development by mixed use will be constructed. This project also includes the building of a Shopping Center, a hyper-market, housing, clinical center and other compatible purposes.

On December 13, 2006, Shopping Neuquen S.A. signed an agreement with both the Municipality and the Province of Neuquen by which the time terms for construction of the commercial and housing enterprising was

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

NOTE 15:	(Continued)

re-scheduled. Also, Shopping Neuquen S.A. was authorized to transfer to third parties the ownership of the plots of land in which the real estate will be divided with the exception of the land in which the Shopping Center will be constructed. Such agreement was subject to two conditions, both already complied with, consisting in the ratification of the agreement by means of an ordinance of the legislative body of the Municipality of Neuquen, and that the new architectonic project and the extension of the environmental impact research submitted were approved by such Municipality.

After having obtained the approval, the Company had 150 days’ term to submit the drafts of the architectonic project, such term maturing on February 17, 2009. However, such drafts presentation took place prior to the referred date. As regards filing there, the Municipality of Neuquen has made some objection to the project’s solution in terms of roads. A formal request has been filed for a term extension to submit a new project. As of the date of issuance of these financial statements, the request had not been answered. Once the mentioned drafts are registered, which to the date of these financial statements has not occurred, Shopping Neuquen S.A. has to start the works within 90 days’ term.

The first stage of the construction works (this stage including the minimum construction of 21,000 square meters of the shopping center and 10,000 square meters of the hypermarket) should be finished in a maximum time term of 22 months as from the date in which the construction process was initiated. In case the conditions are not complied with, the Municipality of Neuquen is entitled to rescind the agreement and file the legal actions it deems pertinent.

The agreement referred to above put an end to the file called “Shopping Neuquen S.A. against Municipalidad de Neuquen on Administrative Action” under judicial procedure before the High Court of Neuquen, only pending in this respect is the calculation of the Municipality’s attorneys’ fees, which must be decided by the Court and born by Shopping Neuquen S.A..

c. Improvements to be accrued made by third parties-other liabilities

The Operadora de Estaciones de Servicios S.A. (O.P.E.S.S.A.) made leasehold improvements on the property of Mendoza Plaza Shopping S.A., (Company merged into Shopping Alto Palermo S.A. as from January 1, 2009) APSA’s subsidiary, which were capitalized as fixed assets, with balancing entry in this account, other liabilities, recognizing the related gain over 15 year, term of contract. At the end of the period the amount of Ps. 97 was pending of accrual.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

NOTE 15:	(Continued)

In March 1996 Village Cinema S.A. opened ten theatres with the multiplex cinema system, with an approximate surface of 4,100 square meters. This improvement of a building of Mendoza Plaza Shopping S.A., was capitalized as a fixed asset, with a balancing entry in other liabilities, recognizing the depreciation charges and the profits over a 50-year period. At the end of the period, the amount of Ps. 10,036 was pending of accrual. The lease agreement is for a period of 10 years, renewable for 4 consecutive equal periods, at the option of Village Cinema S.A.

Also included are the leasehold improvements to be accrued made by third parties, arising from APSA.

d. Tarshop S.A. credit card receivables securitization program

Tarshop S.A. has ongoing securitization programs through which Tarshop S.A., a majority-owned subsidiary of APSA, transfers a portion of its customer credit card receivable balances to master trusts that issues certificates to public and private investors.

Under the securitization programs, Trusts may issue two types of certificates representing undivided interests in the Trusts - Títulos de Deuda Fiduciaria (“TDF”) and Certificados de Participación (“CP”), which represent debt, and equity certificates, respectively. Interest and principal services are paid periodically to the TDF holders throughout the life of the security. CPs are subordinated securities which entitle the CP holders to share pro rata in the cash flows of the securitized credit card receivables, after principal and interest on the TDFs and other fees and expenses have been paid. During the revolving period no payments are made to TDF and CP holders.

Principal collections of the underlying financial assets are used by the Trust to acquire additional credit card receivables throughout the revolving period. Once the revolving period ends, a period of liquidation occurs during which: (i) no further assets are purchased, (ii) all cash collections are used to fulfill the TDF service requirements and (iii) the remaining proceeds are used to fulfill the CPs service requirements.

In consideration of the credit transfer to the Trusts, which have been eliminated from the Tarshop’s S.A. balance sheet, that received cash (arising from the placement of the debt securities by the Trusts) and CPs issued by the trusts.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

NOTE 15:	(Continued)

The latter are recorded at their equity values at the closing of the period, net of allowances, on the basis of the financial statements issued by the trusts.

Tarshop S.A. agreed on a Securitization Program of consumption portfolio for the purpose of securing long-term financing and the possibility of direct access to the capital market.

Under this Securitization Program, at March 31, 2009, Tarshop S.A. transferred to financial trusts the total amount of Ps. 2,199,800 of credits receivable originated in the use of its clients’ credits cards and personal loans carrying promissory notes. Consequently, TDF Series “A” were issued for Ps.1,843,164, TDF Serie “B” for Ps. 129,420, TDF Serie “C” for Ps. 1,167, CP Serie “C” for the amount of 213,989, and CP Serie “D” for Ps. 12,060.

On the other hand, Tarshop S.A. acquired all the CP Serie “C” in an amount equal to its nominal value, and all the remaining TDF and CP were placed to investors through a public offer in Argentina, with exception of T.D.F. Serie B corresponding to trust Serie, XXXIX, L, XLII, XLVIII and XLIXL, and TDF Serie C corresponding to Serie XLVII, Tarshop S.A. maintains part of them. As credit protection to investors, a cash reserve has been constituted for losses in the amount of Ps. 8,037.

	e.	New commercial development

Panamerican Mall S.A. (PAMSA), a company organized in November 2006 between Alto Palermo S.A. (APSA) and Centro Comercial Panamericano S.A. (CCP), with 80% and 20% interests, respectively, is currently developing a new commercial venture in the Saavedra area in Buenos Aires City.

This is the Company’s most important project as it includes building a shopping mall, a hypermarket, a multiplex cinema, a three-level department store and an office building, in the Saavedra area, Buenos Aires City. Its name, Dot Baires, refers to a meeting point, “the entrance and exit door” to Buenos Aires City. It will then be the shopping mall with the largest amount of square meters in Buenos Aires City. The Project will have 13,193 square meters for the hypermarket and 37,890 square meters that may be leased, which include 8,849 square meters of an anchor store. Its opening is scheduled for May 13, 2009.

Total contributions made by shareholders as regards this project amounts to Ps. 473,052 as of the closing date of these financial statements.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

NOTE 15:	(Continued)

In February 2009, a court ruling provided a restriction to open the shopping mall until some works agreed upon by the Buenos Aires City and the previous owner to the premises where the work is carried out are performed. The Company was unable to carry out such works as the Buenos Aires City government had not made available the plots of land or the project documentation required for such constructions. To date such restriction to open the shopping mall has been lifted by court order.

	f.	Damages in Alto Avellaneda

On March 5, 2006 there was a fire in the Alto Avellaneda Shopping produced by an electrical failure in one of the stores. Although there were neither injured persons nor casualties, there were serious property damages and the area as well as certain stores had to be closed for repairs. The total damaged area covered 36 stores and represented 15.7% of the total square meters built. Between the months of September and August 2006 this area was reopened and the operation returned to normal.

As of June 30, 2006 APSA has eliminated the proportional part of fixed assets damaged with an estimated book value of Ps 6,265.

APSA has insurance coverage against all risks and third party liability to cover this type of disaster. As of June 30, 2008, the liquidation process related with the insurance policies mentioned previously has finalized and the final indemnification amount obtained and collected for this item amounts to Ps. 10,478.

	g.	Negative working capital

At the end of the period, the company carried a working capital deficit of Ps. 75,209, this amount relates mainly of IRSA working capital deficit, which amounts to Ps. 129,251, whose treatment is being considered by the Board of Directors and the respective Management.

NOTE 16:	FINANCIAL AND CAPITAL MARKET SITUACION

During the last months, the world’s principal financial markets have suffered the impact of volatility conditions as well as lack of liquidity, credit and uncertainty. Consequently, stock-market rates showed a significant fall worldwide together with an evident economic deceleration also at world level. Although the central countries took immediate action on the matter, the future evolution of the international markets is uncertain, which produce direct effects on the quotation of financial assets, particularly shares, debt titles and investment funds.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

NOTE 16:	(Continued)

As regards the Argentine Republic, stock-markets showed a pronounced downward trend in the price of public and private bonds and a rise in interest rates, country risk and rates of exchange.

In connection with the quotation value of shares issued of IRSA and its subsidiary’s, the IRSA’s management reported that the quotation price of its shares has also been affected, in the understanding that such fall does not coincide with the Company’s equity reality or with its true economic situation but that it is a consequence of the current process through which national and international markets are undergoing.

Banco Hipotecario sustained significant losses in the period. However, as of the date hereof, it is in full compliance with the capital requirements laid down in the regulations that govern its functioning. Although Banco Hipotecario’s listed shares have shown a decline in value in the period, Management estimates that such decrease is not an indication of Banco Hipotecario’s current operating performance.

The factors considered by the IRSA include the following: (i) the reasons for such decrease in the quoted value (and whether they concern loan policies, interest rates or the market), (ii) IRSA’s ability and willingness to maintain the investment for a period long enough to recover value, (iii) whether such decrease in value is significant to the Company, (iv) the historical behavior of the variables that caused such decline in value and (v) IRSA’s business fundamentals. Testing for non-temporary impairments in value entails qualitative and quantitative processes subject to several risks and uncertainties. As of the date of these financial statements, Management estimates that the drop in the quoted value of shares is temporary.

NOTE 17:	SALES OF REAL ESTATE

The company sold in different operations both during the last six-month period and as subsequent events office properties representative of 20,315 square meters of gross leasable area in IRSA’s portfolio, for a total of Ps. 201.3 million, of which Ps. 66.9 million correspond to operations perfected during the last six-month period and Ps 134.4 million to operations conducted in later form. These operations generated an income of Ps. 41.7 million and of Ps. 77.7 million (approximately), respectively.

NOTE 18:	ADDITIONAL COMPARATIVE INFORMATION

Aiming at improving comparability of financial statement between periods, we provide additional information about the effect that the additional acquisition of IRSA Inversiones y Representaciones Sociedad Anónima’s shares had on the

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

NOTE 18:	(Continued)

Balance Sheet, Statements of Income and Cash Flows as of June 30, 2008 and as of March 31, 2008. In such sense, we have consolidated the financial statements of IRSA Inversiones y Representaciones Sociedad Anónima with those of the Company at those dates. As of March 31, 2009 ad 2008 and as of June 30, 2008, directly and indirectly held 54.01%, 37.70% and 42.13%, respectively.

Consolidated Balance Sheet as of March 31, 2009 and 2008 and June 30, 2008

	March 31, 2009	June 30, 2008	March 31, 2008
ASSETS

CURRENT ASSETS	1,003,003	1,627,402	1,959,983
NON-CURRENT ASSETS	4,522,443	4,167,248	3,590,494

TOTAL ASSETS	5,525,446	5,794,650	5,550,477

LIABILITIES

CURRENT LIABILITIES	1,078,212	1,001,307	834,252
NON-CURRENT LIABILITIES	1,488,160	1,462,277	1,316,550

TOTAL LIABILITIES	2,566,372	2,463,584	2,150,802

Minority interest	1,290,582	1,568,728	1,653,011
SHAREHOLDERS’ EQUITY	1,668,492	1,762,338	1,746,664
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	5,525,446	5,794,650	5,550,477

Consolidated Statement of Income

Corresponding to the nine-month periods ended March 31, 2009 and 2008

	March 31, 2009	March 31, 2008
Production profit - Agricultural	(15,117)	22,126
Sales profit - Agricultural business	24,626	18,566
Sales profit - Real estate business	356,454	464,000
Gross profit - Agricultural business	9,509	40,692
Gross profit - Real estate business	356,454	464,000
Gross profit	365,963	504,692
Operating income	108,917	257,439

Total Financial Results	(25,469)	(101,375)

Net gain before income tax and minority interest	11,150	140,664

Net gain for the period	4,671	27,626

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

NOTE 18:	(Continued)

Consolidated Statement of Cash Flows

Corresponding to the nine-month period ended March 31, 2009 and 2008

	March 31, 2009	March 31, 2008
Changes in cash and cash equivalents
Cash and cash equivalents at the beginning of the year	521,086	793,767
Cash and cash equivalents at the end of the period	166,909	1,231,620
Net (decrease) increase in cash and cash equivalents	(354,177)	437,853
Cash flows (applied to) provided by operating activities	(23,151)	241,356
Cash flows applied to investment activities	(164,558)	(699,495)
Cash flows (applied to) provided by financing activities	(166,468)	895,992

Net (decrease) increase in cash and cash equivalents	(354,177)	437,853

NOTE 19:	CAPITALIZATION PROGRAM FOR EXECUTIVE MANAGEMENT

The Company together with its related Company IRSA are currently developing a capitalization program for executive management staff through contributions made by employees and by the Company (the “Plan”).

The Plan is addressed to employees selected by those Companies with the purpose of keeping them in the company and increasing their total compensation through an extraordinary reward, provided that certain specific conditions are complied with.

Participation and contributions to the Plan are on a voluntary basis. Once the beneficiary (the “Participant”) has accepted, he will be able to make two types of contributions: a monthly one (based on the salary) and an extraordinary one (based on the annual bonus). The suggested contribution is up to 2.5% of the salary and up to 15% of the annual bonus. On the other hand, the Company contribution will be 200% of the monthly contributions and 300% of the employee’s extraordinary contributions.

Funds collected from participants’ contributions will initially be sent to an independent financial means especially created for such purpose and placed in Argentina as a Common Investment Fund, which will be approved by the C.N.V. Such funds will be freely redeemed under the requirement of the participants.

The funds arising from the Company contributions will flow to other independent financial means separated from the previous one.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

NOTE 19:	(Continued)

The participants or their successors will have access to 100% of the Program (that is, including Company contributions made in favor of the financial means especially created) under the circumstances that follow:

• ordinary retirement in line with the applicable working regulations

• total or permanent disability or inability

• death.

In case of resignation or discharge without legal justification, the participant will obtain the amounts contributed by Cresud and IRSA only if he has participated in the plan during a minimum term of 5 (five) years, provided certain conditions were complied with.

As of March 31, 2009 Cresud and IRSA had made contributions to the Plan that amount Ps. 2,979.

NOTE 20:	SUBSEQUENT EVENTS

	a.	Securities lending agreements between Agrology and Inversiones Financieras del Sur S.A.

On April 8, 2009, Agrology executed a new securities loan agreement with Inversiones Financieras S.A., by which it granted 12,000,000 IRSA shares of common stock.

This loan does not imply transferring any political or economic rights related to the GDR’s, which will be held by Agrology S.A. As regards exercising the political rights (vote), the parties agreed that the Agrology will grand a power of attorney to Inversiones Financieras del Sur S.A. with the respective voting instructions. As regards dividends, Inversiones Financieras del Sur S.A. commits itself to transferring forthwith to Agrology, the funds related to this item.

This loan will accrue interest from the date and until its maturity date at a rate of 6% annual interest on the loan amount. The term is 40 days and renewable for equal periods to a maximum of 360 days.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y

Agropecuaria

Basic Financial Statements

Corresponding to the nine-month periods

ended March 31, 2009 and 2008

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Balance Sheet as of March 31, 2009 and 2008 and June 30, 2008

(in thousands of pesos)

	March 31, 2009 (Notes 1 and 2)	June 30, 2008 (Notes 1 and 2)	March 31, 2008 (Notes 1 and 2)
ASSETS
Current Assets
Cash and banks (Note 8.a.)	11,079	46,686	130,976
Investments (Note 8.b.)	51,848	474,421	577,257
Trade accounts receivable, net (Note 8.c.)	23,493	30,904	18,535
Other receivables (Note 8.d.)	60,660	81,199	142,611
Inventories (Note 8.e.)	152,756	102,044	100,110
Other assets (Note 8.f.)	—	—	19,802

Total Current Assets	299,836	735,254	989,291

Non-Current Assets
Other receivables (Note 8.d.)	91,081	136,807	35,815
Inventories (Note 8.e.)	71,840	72,532	71,800
Investments on controlled and related companies (Note 8.b.)	1,206,608	865,777	702,054
Other investments (Note 8.b.)	65,537	10,767	21
Property and equipment, net (Schedule A)	272,578	236,577	232,769
Intangible assets (Schedule B)	817	—	—

Total Non-Current Assets	1,708,461	1,322,460	1,042,459

Total Assets	2,008,297	2,057,714	2,031,750

LIABILITIES
Current Liabilities
Debts:
Trade accounts payable (Note 8.g.)	39,597	44,765	33,198

Loans (Note 8.h.)	190,631	193,106	176,244
Salaries and social security payable (Note 8.i.)	4,128	5,318	3,029
Taxes payable (Note 8.j.)	14,576	9,769	13,461
Advances from customers	—	—	11,970
Other liabilities (Note 8.k.)	2,944	1,359	3,878

Total Current Liabilities	251,876	254,317	241,780

Non-Current Liabilities
Taxes payable (Note 8.j.)	81,633	40,976	43,225
Other liabilities (Note 8.k.)	6,179	—	—

Previsions (Schedule E)	117	83	81

Total Non-Current Liabilities	87,929	41,059	43,306

Total liabilities	339,805	295,376	285,086

SHAREHOLDERS’ EQUITY	1,668,492	1,762,338	1,746,664

Total Liabilities and Shareholders’ Equity	2,008,297	2,057,714	2,031,750

The accompanying notes and schedules are an integral part of the financial statements.

Alejandro Elsztain Vice-president II Acting as President

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Statement of Income

Corresponding to the periods beginning as from July 1, 2008 and 2007 an ended on March 31, 2009 and 2008

(in thousands of pesos)

	March 31, 2009	March 31, 2008
Production income:
Crops	36,306	35,604
Beef cattle	9,867	19,333
Milk	15,693	13,468

Total production income	61,866	68,405

Cost of production (Schedule F.2)
Crops	(51,305)	(24,760)
Beef cattle	(10,872)	(13,838)
Milk	(13,962)	(8,842)

Total cost of sale	(76,139)	(47,440)

Production (loss) profit	(14,273)	20,965

Sales
Crops	77,518	52,807
Beef cattle	9,174	18,853
Milk	14,714	13,213
Other	9,601	6,711

Total Sales	111,007	91,584

Cost of sales (Schedule F.1)
Crops	(62,826)	(47,416)
Beef cattle	(8,116)	(17,650)
Milk	(14,733)	(13,293)
Other	(3,788)	(206)

Total cost of sale	(89,463)	(78,565)

Sales profit	21,544	13,019

Gross profit	7,271	33,984

Selling expenses (Schedule H)	(11,931)	(7,213)
Administrative expenses (Schedule H)	(18,981)	(14,887)
Unrealized gain on farm held for sale	—	3,260
Unrealized gain on other assets	—	17,424
Unrealized loss on inventories - Crops, raw materials and MAT	(3,876)	(5,236)
Unrealized gain on inventories - Beef cattle (Schedules F.1 and F.2)	473	3,243

Operating (loss) gain	(27,044)	30,575

Financial results:
Generated by assets:
Exchange gains (loss)	64,927	(8,600)
Interests on acquired Non- Convertible notes	4,514	(387)
Interest income	15,376	4,787
Gain on hedging operations	22,627	470
Financial results accrued of IRSA and APSA notes	3,263	—
Doubtful accounts (Schedule E)	(120)	(58)
Tax on bank accounts operations	(2,701)	(2,666)
Holding gain and transactions on security stock	(2,469)	1,156

	105,417	(5,298)

Generated by liabilities:
Interest on Convertible Notes	—	(88)
Interest on short-term debts	(18,296)	(16,870)
Others	(1,210)	(662)
Exchange loss	(27,961)	(1,025)

	(47,467)	(18,645)

Other income and expenses, net:
Gain from other fixed assets sales	115	—
Shareholders’ Personal asset tax	(10,489)	(3,571)
Others	(51)	382

	(10,425)	(3,189)

Gain on equity investees (Note 8 l.)	22,567	19,470
Management agreement fees (Note 5)	(493)	(2,976)

Net income before income tax	42,555	19,937

Income tax	(37,884)	7,689

Net income for the period	4,671	27,626

The accompanying notes and schedules are an integral part of the financial statements.

Alejandro Elsztain Vice-President II Acting as President

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Statement of Changes in Shareholders’ Equity

Corresponding to the periods beginning as from July 1, 2008 and 2007 and ended on March 31, 2009 and 2008 (Notes 1 and 2)

(in thousands of pesos)

	Shareholders’ contributions						Retained earnings		Unappropriated earnings	Transitory conversion differences	Total as of March 31, 2009	Total as of March 31, 2008
	Capital (Note 3)		Inflation adjustment		Paid-in capital (1)	Subtotal	Legal Reserve	New projects reserve
Items	Common stock	Treasury stock	Common stock	Treasury stock
Balances at the beginning of the exercise	501,532	—	166,218	—	879,188	1,546,938	15,645	158,744	22,948	18,063	1,762,338	824,954
Conversion of Notes in common stock (Note 13)	—	—	—	—	—	—	—	—	—	—	—	8,519
Exercise of Warrants (Note 13)	—	—	—	—	—	—	—	—	—	—	—	11,161
Exercise of Options (Note 16)	7	—	—	—	30	37	—	—	—	—	37	—
Repurchase of treasury stock (Note 18)	(26,728)	26,728	(8,858)	8,858	—	—	—	—	(62,237)	—	(62,237)	—
Shareholders meeting held on 10.10.2007:
Increase in capital	—	—	—	—	—	—	—	—	—	—	—	881,041
Cash dividends	—	—	—	—	—	—	—	—	—	—	—	(8,250)
Shareholders meeting held on 10.31.2008:
Legal Reserve	—	—	—	—	—	—	1,147	—	(1,147)	—	—	—
Cash Dividends	—	—	—	—	—	—	—	—	(20,000)	—	(20,000)	—
Treasury stock dividends	—	—	—	—	—	—	—	—	476	—	476	—
Related companies Law No. 19,550 Section 33:
IRSA (Note 14)	—	—	—	—	—	—	—	—	—	—	—	(7,202)
Transitory conversion differences	—	—	—	—	—	—	—	—	—	(16,793)	(16,793)	8,815
Net income for the period	—	—	—	—	—	—	—	—	4,671	—	4,671	27,626

Balances as of March 31, 2009	474,811	26,728	157,360	8,858	879,218	1,546,975	16,792	158,744	(55,289)	1,270	1,668,492	—

Balances as of March 31, 2008	500,775	—	166,218	—	867,243	1,534,236	15,645	158,744	27,626	10,413	—	1,746,664

(1)	See notes 2.p., 12.b. and 14.

The accompanying notes and schedules are an integral part of the financial statements.

Alejandro Elsztain Vice-president II Acting as President

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Cash Flow Statements

Corresponding to the periods beginning as from July 1, 2008 and 2007 an ended on March 31, 2009 and 2008

(in thousands of pesos)

	March 31, 2009	March 31, 2008
Changes in cash and cash equivalents
Cash and cash equivalents at the beginning of the year	519,852	83,397
Cash and cash equivalents at the end of the period	41,142	707,443

Net (decrease) increase in cash and cash equivalents	(478,710)	624,046

Causes of changes in cash and cash equivalents Operating activities
Income for the period	4,671	27,626
Accrued interest during the period	(10,080)	16,958
Income tax	37,884	(7,689)
Adjustments made to reach net cash flow from operating activities
Gain on equity investees	(22,567)	(19,470)
Increase in allowances, provisions and accruals	(3,181)	11,819
Depreciations	3,978	3,343
Amortization of Intangible assets	43	—
Unrealized loss on Inventories	3,403	1,993
Financial results	(6,393)	(494)
Gain from sale of fixed assets	(115)	(3,260)
Unrealized gain on other assets	—	(17,424)
Changes in operating assets and liabilities
(Increase) decrease in current investments	(24,024)	362
Decrease in trade accounts receivable	7,410	17,216
Increase in other receivables	(20,170)	(14,899)
Increase in inventories	(54,465)	(58,485)
Increase in social security payable, taxes payable and advances from customers	6,391	18,420
Decrease in trade accounts payable	(2,654)	(3,775)
Dividends collected	1,980	1,708
Increase (decrease) in other debts	2,038	(2,949)

Cash flows applied to operating activities	(75,851)	(29,000)

Investment activities
Increase in interest in equity method investees	(82,694)	(43,731)
Increase in interest in IRSA	(148,884)	(127,135)
Increase in related companies loans	(12,423)	(85,207)
Acquisition and upgrading of fixed assets	(32,924)	(12,481)
Collections of receivables from sale of fixed assets	2,930	17,743
Sale of fixed assets	283	3,062
Acquisition of Convertible Notes IRSA and APSA	(41,827)	—
Purchase of intangible assets	(860)	—

Cash flows applied to investment activities	(316,399)	(247,749)

Financing activities
Exercise of Warrants and Options	37	11,161
Cash Dividends paid	(19,524)	(8,250)
Increase in capital	—	881,041
Increase in financial loans	82,959	76,478
Decrease in financial loans	(87,823)	(55,942)
Decrease in trade accounts payable	—	(3,693)
Repurchase of treasury stock	(62,109)	—

Cash flows (applied to) provided by financing activities	(86,460)	900,795

Net (decrease) increase in cash and cash equivalents	(478,710)	624,046

	March 31, 2009	March 31, 2008
Items not involving changes in cash and cash equivalents
Inventory transferred to property and equipment	1,044	1,174
Acquisition of subsidiary company through a decrease of non-current investment	—	37,764
Increase in other receivables through a sale of property and equipment	—	313
Repayment of financial loans through issue of stock by exercise of conversion right	—	8,519
Increase in property and equipment through an increase in other trade receivable debts and other liabilities	—	2,843
Increase in property and equipment through an increase in other debts	6,179	—
Decrease in non-current investments by transitory conversion differences	16,794	—
Repurchase of treasury stock unpaid	128	—
Increase in non-current investments through a decrease in other receivables.	97,471	—

Complementary information
Interest paid	15,908	10,503
Income tax paid	7,583	2,626

Alejandro Elsztain Vice-President II Acting as President

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements

(in thousands of pesos)

NOTE 1:	ACCOUNTING STANDARDS

Below is a description of the most relevant accounting standards used by the Company in the preparation of these Financial Statements, which have been applied on a consistent basis from the previous period.

	a.	Presentation standards

These financial statements are stated in Argentine Pesos (Ps.), and have been prepared in accordance with the disclosure and valuation accounting standards contained in the Technical Resolutions issued by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (FACPCE), as approved, with resolutions issued by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (CPCECABA) and the Comisión Nacional de Valores (CNV).

	b.	Unifying of accounting standards

On July 8, 2004, the FACPCE and the CPCECABA entered into an agreement with the purpose of unifying technical standards. The latter council issued Resolution CD 93/05 on August 10, 2005 adopting the accounting standards approved by the former including the changes up to April 1, 2005.

The standards referred to above became effective for annual or interim periods financial statements of years started on January 1, 2006. On the other hand, the CNV has adopted the same standards including certain modifications, and has also established their applicability for the years started as from January 1, 2006 as well.

The changes introduced due to the unifying of accounting standards that have generated significant effects on the Company’s financial statements are:

¡        In accordance with the new accounting standards, the Company has decided not to recognize the deferred liabilities generated by the adjustment for inflation on fixed assets and other non-monetary assets. Consequently, additional information on this issue is stated in Note 6.

¡        The balance of the “Transitory Conversion Differences” account has to be shown in the statement of changes in stockholders’ equity as from the time the unifying accounting standards became effective.

	c.	The effects of inflation

The financial statements have been prepared in constant currency units by recognizing the effects of inflation up to August 31, 1995. As from this date and

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(in thousands of pesos)

NOTE 1:	(Continued)

up to December 31, 2001 the restatement of the financial statements has been discontinued due to that period of monetary stability. As from January 1, 2002 and up to March 2003 the effects of inflation were recognized as it was an inflationary period. As from such date, in accordance with Resolution 441 issued on April 8, 2003 by the CNV, the Company discontinued the restatement of its financial statements. This criterion does not agree with the terms of Resolution MD 041/2003 of the CPCECABA, by which the restatement of financial statements was discontinued as from October 1, 2003. As of March 31, 2009, this change has not generated any significant effect on the Company’s financial statements.

	d.	Comparative Information

For comparison purposes, certain reclassifications have been made as of March 31, 2008 and June 30, 2008.

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES

	a.	Use of estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assessments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period.

Estimates are used when accounting for the allowance for doubtful accounts, depreciation and amortization, income taxes, deferred liabilities, transitory conversion differences, provisions for contingencies, accrual for expenses and assets’ recoverable value and classification of the current and non-current assets. Actual results could differ from those estimates.

	b.	Local currency assets and liabilities

The local currency assets and liabilities are stated at period-end nominal currency.

	c.	Foreign currency assets and liabilities

Assets and liabilities denominated in foreign currency have been valued at the amount of such currency as of the date of the financial statements, converted at the buying and selling exchange rate, respectively, prevailing at period-end or year-end.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(in thousands of pesos)

NOTE 2:	(Continued)

	d.	Temporary investments

The units of ownership of mutual funds, the mortgage certificates and bonds were valued at quotation value at period-end or year-end net of sales expenses. Temporary investments do not exceed their recoverable value at the date of the financial statements.

	e.	Trade accounts receivable and payable

Trade accounts receivable and payable have been valued at their cash price estimated at the time of the transaction, plus interest and implied financial components accrued on the basis of the internal rate of return determined at such time, provided they are significant.

	f.	Credits and Short-term and long-term debts

Credits and debts have been valued in accordance with the sum of money delivered and/or received, respectively, net of transaction costs, plus financial results accrued on the basis of the rate estimated at such time as of period-end or year-end.

	g.	Derivates financial instruments

Futures relate to cereal commitments deliverable at a previously agreed price.

Premiums collected or paid correspond to options bought or written, respectively, and are included in Other liabilities and Other receivables, respectively.

The assets and liabilities originated in derivatives instruments have been valued at their market value at period-end or year-end.

Differences generated by the application of the above mentioned valuation criteria to assets and liabilities from derivative instruments corresponding to crops have been recognized under net income of the fiscal year under “Unrealized loss on inventories – Crops, raw materials and MAT”.

Results of purchases and sales of dollars operations are included under the financial results.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(in thousands of pesos)

NOTE 2:	(Continued)

	h.	Other receivables and liabilities

Other receivables and liabilities have been valued on the basis of the agreed values plus interest accrued as of the date of these financial statements.

The non-current VAT credit has been valued based on the best possible estimate of the discounted amount to be used using a rate that reflect the time value of money and the specific risks of the transaction estimated as of the date of these financial statements.

Other receivables and liabilities in foreign currency have been valued at their amount in such currency at period-end or year-end, converted to the buyer and seller exchange rate, respectively, prevailing at the period-end or year-end closing date.

	i.	Balances with related parties

Receivables and payables with related parties have been valued in accordance with the conditions agreed between the parties involved.

	j.	Inventories

		1)	Biological Assets (Under development): Unharvested crops and Cattle: have been measured at replacement cost of goods and services needed to obtain similar assets, which does not exceed the net realization value (NRV) as of each period-end or year-end.

Include:

• Unharvested crops

• Calves

		2)	Biological Assets (In production): Cattle: Have been measured at the direct replacement cost of a similar asset, acquired to third parties in the markets in which the Company regularly operates, and do not exceed the net realization value (NRV) as of each period-end or year-end.

Include:

• Dairy cattle
• Breeding cows

		3)	Biological Assets (Finished): Cattle: have been measured at their net realization value represented by the respective quotations as of each period-end or year-end in the markets in which the Company regularly operates, net of additional costs generated by marketing.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(in thousands of pesos)

NOTE 2:	(Continued)

Include:

• Steers and heifers

• Cattle round-up and mares

		4)	Farming Products: Crops: have been measured at net realization value, representing the different quotations as of each period-end or year-end in the markets in which the Company regularly operates, net of additional costs generated by marketing.

Include

• Harvested crops

		5)	Non-biological Assets - Raw material: Seeds and various goods: have been measured at reproduction or replacement cost as of each period-end or year-end, which does not exceed the net realization value (NRV).

Include:

• Seeds

• Agrochemicals

• Semen - Cattle raising and dairy

• Food and by-products

• Packs and bundles

• Poles

• Bags and blankets

• Silos raw materials

		6)	The remaining inventories were valued at replacement cost.

The carrying values of inventories, which are determined as discussed above, do not exceed their estimated recoverable values at the end of these financial statements.

	k.	Long term investments in other companies

		1.	Investments in subsidiaries and affiliates

The investments in subsidiaries and affiliates in which the Company has significant influence have been accounted for under the equity method, as required by Technical Resolution No. 21 of the FACPCE approved by CNV.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(in thousands of pesos)

NOTE 2:	(Continued)

		Interests in subsidiaries and affiliates as of March 31, 2009 are as follows:

		Subsidiaries and affiliates	% Equity interest
		Inversiones Ganaderas S.A.	99.99
		Agrology S.A.	97.00
		Agropecuaria ANTA S.A. (ex Agropecuaria Cervera S.A.)	90.00
		Futuros y Opciones.Com S.A. (1)	66.20
		Cactus Argentina S.A. (Note 12.b)	24.00
		Agro Uranga S.A.	35.72
		IRSA Inversiones y Representaciones S. A. (“IRSA”) (Note 12.d)	50.23
		BrasilAgro Companhia Brasileira de Propriedades Agrícolas (“BrasilAgro”) (Note 12.a)	18.11
		FyO Trading S.A.	3.63
		Exportaciones Agroindustriales Argentinas S.A. (Note 12.c)	0.24
		(1) It’s the owner of the 96.37% of the FyO Trading S.A. shares.

		The Company presents as complementary information the consolidated financial statements as of March 31, 2009 and 2008 with Inversiones Ganaderas S.A., Agropecuaria ANTA S.A. (ex Agropecuaria Cervera S.A.) and Futuros y Opciones.Com S.A. Likewise, as the companies FyO Trading S.A. and Agrology S.A were organized on May 2 and 8, 2008, respectively, their financial statements are only consolidated as of March 31, 2009 and June 30, 2008. Additionally, during October 2008, the Company reached a 50.23% interest in IRSA Inversiones y Representaciones Sociedad Anónima, information consolidated with such company is disclosed as from October 1, 2008 until March 31, 2009.

	2.	Acquisitions of equity interests in companies

	The acquisitions of companies are booked according to the “acquisition method” as established by Technical Resolution No. 18. All assets and liabilities acquired from independent third parties are adjusted to reflect their current value.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(in thousands of pesos)

NOTE 2:	(Continued)

In such sense, the Company identifies assets and liabilities acquired, including intangible assets such as: lease agreements acquired under conditions upper or lower than market; costs of executing lease agreements in effect (the latter being the market cost that the Company avoids to incur for acquiring lease agreement in effect), the value of trademarks acquired, the value of deposits related to the investment in Banco Hipotecario and the intangible value of customer relationships.

This identification process and the respective determination of current values call for complex determinations and significant estimates.

The Company use information contained in valuations carried out by independent experts as primary basis to assign the price paid to plots of land, buildings, shopping malls, inventory and hotels of the acquired companies. The amounts assigned to the rest of assets and liabilities are based on independent valuations or in the Company’s own analysis with comparable assets and liabilities. The current value of acquired intangible values considers the value of the property as if it were empty.

As provided by Technical Resolution No. 21, if the value of tangible and intangible assets and liabilities exceeds the price paid, intangible assets acquired are not recognized as they would increase the negative goodwill generated by these acquisitions upon the purchase. If the price paid exceeds the value of identified tangible and intangible assets and liabilities, the surplus is considered to be positive goodwill.

Considering the participation in IRSA acquired during the present period, according to mentioned in Note 2.3, the Company is now analyzing the current values of acquired assets and liabilities identifiable according to the provisions under Technical Resolution No. 21 caption 1.3.1.

	3.	Goodwill

-Negative goodwill

As provided by Technical Resolution No. 21, the negative goodwill related to the equity interest in the affiliate IRSA has been valued at cost restated as of February 28, 2003 as the case may be, which was calculated as the difference between the value paid for such investment and the current value of the equity interest acquired, the latter being determined as established in note 2.k.2.

IRSA’s shares were acquired by means of purchases on the market and converting of bonds into shares and exercising warrants issued by IRSA.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(in thousands of pesos)

NOTE 2:	(Continued)

The (negative) goodwill related to acquiring an additional interest in IRSA, resulting from the purchase of shares on the market, has been valued at cost, which was calculated as the difference between the value paid by such investment and the book value of the interest acquired. As to this goodwill, the Company is currently analyzing the book value of assets and liabilities acquired identified as provided by Technical Resolution No. 21, caption 1.3.1.

The amortization of the negative goodwill is recognized over a period equal to the weighted average of the remaining useful life of IRSA’s identifiable assets that are subject to depreciation, which ranges from 20 to 29 years or in an accelerated manner, the party proportional to the negative goodwill so long as IRSA carries its identifiable assets. Amortizations have been classified in the account “Gain on equity investees” in the Statement of Income.

-Goodwill

As provided by Technical Resolution No. 21, the positive goodwill related to the equity interest in the affiliates IRSA and BrasilAgro has been valued at cost, which was calculated as the difference between the value paid for such investments and the current value of the equity interests acquired, the latter being determined as established in note 2.k.2. IRSA and BrasilAgro shares were acquired by means purchases on the market.

The goodwill has not been amortized as it has an undefined useful life.

Upon defining the useful life, the following factors have been considered: (i) nature and expected life of acquired businesses; (ii) stability and expected life of the respective industry branch; (iii) effects that the obsolescence of products, changes in demand and other economic factors may have on the acquired business; (iv) feasibility of maintaining the required disbursement value to obtain future economic benefits from the acquired business and (v) the control period over the acquired business and legal or contractual provisions that may affect its useful life.

Based on these factors, the Company has estimated that it is not possible to estimate the specific useful life for the positive goodwill related to equity interests in the controlled IRSA and the affiliate BrasilAgro generated by applying the “acquisition method” provided by Technical Resolution No. 18, and it has therefore determined that they shall have an undefined useful life.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(in thousands of pesos)

NOTE 2:	(Continued)

As provided by Technical Resolution No. 18, if the Company determines that the goodwill has an undefined useful life, its amortization will not be computed and its recoverable value should be compared at each year-end to verify whether the its value has decreased, allocating losses for impairment in value to income for the year in which such losses were determined.

	l.	Other investments

- Investments in debt securities

Non-convertible notes of IRSA and APSA were valued based on the best estimate of the discounted amount receivable, applying the corresponding internal rate of return estimated at the time of incorporation to assets, as the Company will hold them to maturity.

- Other investments

The remaining investments correspond to non-listed securities and were valued at their restated cost as of February 28, 2003 (Note 1.c.) or at their cost for acquisitions made after such date.

	m.	Property and Equipment

- Purchase value: valued at cost restated applying the coefficients mentioned in Note 1.c., based on the corresponding dates of origin.

- Depreciation: calculated by the straight-line method based on the estimated useful lives of the assets as from the month of the fiscal year of addition.

- Net carrying value: the net carrying value of fixed assets does not exceed their recoverable value at the end of the period or the fiscal year.

	n.	Intangible assets

Intangible assets are related to pre-operating expenses resulting from developing new activities in Bolivia. Such expenses were valued at acquisition cost less the respective accumulated amortization, as disclosed in Schedule B. Such expenses are amortized by the straight-line method over five year starting upon the beginning of operations in such country.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(in thousands of pesos)

NOTE 2:	(Continued)

The value of these assets does not exceed their estimated recoverable value as of period-end.

	o.	Shareholders’ equity

Initial balances have been restated in accordance with the criteria set forth in Note 1.c. Movements for the period and/or year are recorded at their historical values.

	p.	Treasury stock

The acquisition cost of treasury stock has been debited from the account “Unappropriated earnings” as provided by sec. 220, subsec. 2, Law No. 19,550.

Likewise, the “Common stock account” was debited for the face value of repurchased shares and the “Inflation adjustment of common stock account”, for the proportional portion of the adjustment for inflation related to the shares acquired. In turn, the accounts “Treasury stock” and “Inflation adjustment of treasury stock” were respectively credited.

	q.	Paid-in capital

- Subsidiaries, related companies Law No. 19,550 Section 33 and related parties: Increases or decreases of the equity value of investments in IRSA and Cactus Argentina S.A. generated on the basis of changes in their shareholders’ equity, arising from transactions of shareholders different from the Company and its subsidiaries, were included in this caption as established in caption 9 second part of Technical Resolution No. 17 of the FACPCE and Resolution CD No. 243/01 of the CPCECABA.

- Options issued: the value of options issued by the Company, which was determined as provided in Note 16, has been allocated to the account Paid-in Capital.

	r.	Conversion of financial statements of companies located abroad

		1.	Not integrated companies

Assets and liabilities of the companies located abroad were converted to Argentine pesos using the exchange rate effective as of the period-end. Income statement accounts have been converted by using the average exchange rate for the period. Exchange differences have been appropriated to the shareholders’ equity in the “Temporary conversion difference” account.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(in thousands of pesos)

NOTE 2:	(Continued)

BrasilAgro and the indirect interests in companies located in Bolivia and Paraguay are considered to be not integrated.

The companies previously mentioned have been classified as not integrated to the Company’s operations because they are engaged in agricultural exploitation, whose operation are entirely carried out abroad, and carried out with a considerable degree of autonomy from the Company.

Likewise, the conversion difference from our interest in IRSA Inversiones y Representaciones Sociedad Anónima is included.

		2.	Integrated companies

Assests and liabilities denominated in foreign-currency at the closing date of the company located abroad were converted into Argentine pesos using the exchange rate effect as of the period-end. Assets and liabilities denominated in foreign currency prior-period end of the company located abroad were converted into Argentine pesos using the respective historical exchange rates. Income statement accounts have been converted by using the average exchange rate for the period. Conversion differences have been allocated to the “Gain on the equity investees”.

The indirect interest in the company located in Uruguay is considered to be integrated.

The foreign company previously mentioned has been qualified as integrated with the Company transactions as they are carried out with a considerable degree of dependence and they financed with funds from the Company.

	s.	Results for the period

Production income has been determined based on quantitative and qualitative changes of stocks subject to the biological transformation process measured from the beginning of the year through the closing date of these financial statements.

Cattle and grain production cost calculated to reflect production income is reflected in Schedule F.2.

The sales revenues are booked when the products are received by the customer.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(in thousands of pesos)

NOTE 2:	(Continued)

Cost of sales is determined considering the net realization values of products in the month in which are sold.

The adjustment for valuation to the net realization value of grain has been calculated as the difference between the production value at net realization value (NRV) upon harvesting and the value of the same production valued at net realization value (NRV) as of the closing date of these financial statements.

Unrealized gain (loss) on inventories – Beef Cattle is disclosed in a line of the statement of income and Schedule F and is calculated as stated in Note 2.j..

The results generated by futures and options on the Futures Market are recognized under “Unrealized loss on inventories – Crops, raw materials and MAT” on the statement of income. The closed positions are recognized as a difference between the exercise price and their close price; and the opens positions at the end of the period, as the difference between their exercise price and the market value price for futures, and as a difference between the premium and the market value premium for options.

The charges for consumption of assets were determined based on the values of such assets.

The rest of income for the period is disclosed at incurred cost.

Financial results, segregated into that generated by assets and by liabilities, are disclosed in the statement of income.

	t.	Income tax

The Company has recognized the income tax on the basis of the deferred tax liability method, thus considering temporary differences between registration of assets and liabilities for accounting and tax purposes.

The principal temporary differences originate in the valuation of beef cattle and the sale and replacement of fixed assets.

In order to determine deferred assets and liabilities the tax rate expected to be in effect at the temporary of reversal or use has been applied on the temporary differences identified and tax loss carryforwards, considering the laws enacted as of the date of issuance of these financial statements (35%).

Assets and liabilities generated by the application of the deferred tax method have been valued at face value.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(in thousands of pesos)

NOTE 2:	(Continued)

	u.	Tax on minimum presumed income

The company determines the tax on minimum presumed income applying the prevailing rate of 1% on computable assets at fiscal year-end. This tax is supplementary to the income tax. The Company’s tax liability for each fiscal year will be the higher of these two taxes.

However, if the tax on minimum presumed income exceeds the income tax in any fiscal year, such excess may be computed as payment on account of the income tax that may be payable in any of the following 10 (ten) fiscal years.

NOTE 3:	COMMON AND TREASURY STOCK

	The activity in the Company’s shares during the last three financial years was as follows:

		Authorized Pesos	Subscribed Pesos	Paid-in Pesos
	Common and treasury stock as of June 30, 2005	162,784,579	162,784,579	162,784,579

	Conversion of notes in common stock (Note 13) - Fiscal Year 2006	29,151,389	29,151,389	29,151,389

	Exercise of Warrants (Note13) - Fiscal Year 2006	28,668,581	28,668,581	28,668,581

	Conversion of notes in common stock (Note 13) - Fiscal Year 2007	44,352,015	44,352,015	44,352,015

	Exercise of Warrants (Note 13) - Fiscal Year 2007	44,619,656	44,619,656	44,619,656

	Conversion of notes in common stock (Note 13) - Fiscal Year 2008	5,343,374	5,343,374	5,343,374

	Exercise of Warrants (Note 13) - Fiscal Year 2008	5,855,178	5,855,178	5,855,178

	Capital Increase- Ordinary share (Note 16)	180,000,000	180,000,000	180,000,000

	Exercise of Warrants (Note 16) - Fiscal Year 2008	757,093	757,093	757,093

	Exercise of Warrants (Note 16) - Fiscal Year 2009	6,745	6,745	6,745

	Common and treasury stock as of March 31, 2009 (1)	501,538,610	501,538,610	501,538,610

	(1) During this period 2,618,219 ADR’s and 546,125 shares of common stock were repurchased. See Note 18.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(in thousands of pesos)

As of March 31, 2009, the capital authorized to be publicly offered is formed of 501,538,610 common, book-entry shares of Ps.1 par value each and entitled to one vote per share.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(in thousands of pesos)

NOTE 4:	DERIVATIVE FINANCIAL INSTRUMENTS

As of March 31, 2009 the Company had arranged futures and options on the Futures Market as follows:

Cereal	Tons	Margins	Premium paid or (collected)	Premium at fair value	Gain (loss) for valuation at fair value
Sell
Corn	11,600	299	—	—	165
Soybean	22,100	813	—	—	(871)
Wheat	2,100	54	—	—	(11)

Options
Purchase Call
Soybean	16,728	—	848	357	(491)
Wheat	10,880	—	841	574	(267)

Sell Call
Soybean	48,420	—	(1,337)	(1,099)	238
Wheat	10,880	—	(453)	(128)	325

Purchase Put
Corn	21,590	—	813	28	(785)
Soybean	44,880	—	2,510	712	(1,798)

Sell Put
Corn	6,350	—	(83)	(3)	80
Soybean	37,420	—	(1,147)	(266)	881

Total	232,948	1,166	1,992	175	(2,534)

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(in thousands of pesos)

NOTE 4:	(Continued)

As of March 31, 2008 the Company had arranged futures and options on the Futures Market and dollars as follows:

Cereal/US$	Tons	Margins	Premium paid or (collected)	Premium at fair value	Gain (loss) for valuation at fair value
Futures
Sell
Corn	25,700	563	—	—	(1,961)
Soybean	16,700	784			(2,387)
Wheat	8,800	193	—	—	(204)
Sunflower	500	16	—	—	16
US$	—	—	—	— (a)	373

Options
Purchase Call
Corn	9,525	—	716	623	(92)
Soybean	9,520	—	1,311	589	(721)

Sell Call
Corn	8,255	—	(508)	(443)	65
Soybean	10,120	31	(1,059)	(509)	550

Purchase Put
Corn	5,080	—	181	1	(181)
Soybean	2,040	—	164	99	(65)

Sell Put
Soybean	2,000	—	(29)	(1)	29

Total	98,240	1,587	776	359	(4,578)

(a) Corresponds to a future of purchase of 76 million Dollars composed of: (I) US$ 9.7 million with Santander Río Bank due on 07/31/08; (Il) two of US$ 6.5 million and US$ 3.2 million with MBA Bank due on 07/31/08; (Ill) two of US$ 6.5 million and US$ 8.9 million with Standard Bank due on 07/31/2008; (IV) US$ 3.2 million and US$ 4.0 million with Itaú Buen Ayre Bank due on 05/30/2008; (V) US$ 3.2 million, US$ 6.2 million, US$ 3.2 million, US$ 8.5 million with Citibank due on 05/30/2008 the first two and 08/29/2008 the last two. The gains generated as of March 31, 2008 are shown within financial results of the Statement of Income.

Crops: As of March 31, 2009 and 2008 the Company recognized results of Ps. 5,343 (gain) and Ps. 14,136 (loss), respectively, to reflect the closing of the transactions carried out during those periods. This results is disclosed a part of the statement in the line “Unrealized loss on inventories – Crops, raw materials and MAT” in the statement of income.

US Dollars: As of March 31, 2009 and 2008, the Company charged to results US$ 22,617 (income) and US$ 470 (income), respectively for those transactions carried out during such periods. This income is disclosed as part of the line “Gain on hedging operations” in the Statement of Income.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(in thousands of pesos)

NOTE 5:	MANAGEMENT AGREEMENT

The Company signed a management agreement with Dolphin Fund Management S.A. (now called Consultores Asset Management S.A.), for consulting in relation to livestock and farming activities, serving as an intermediary in transactions and investment consulting in relation to security investments.

In exchange for its services, such company will receive a payment equivalent to 10% of the net income resulting from the annual or the special financial statements, except the results from the investment in the subsidiary BrasilAgro S.A.

Since certain directors of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria are also executive directors and shareholders of Dolphin Fund Management S.A., the above-mentioned agreement was approved by the Extraordinary Shareholders’ Meeting held on October 25, 1994, in compliance with Section No. 271 of Law No. 19,550.

In November 2003, Dolphin Fund Management S.A. was divided into two companies: Consultores Asset Management S.A. and Dolphin Fund Management S.A. As from that moment the management contract is held by Consultores Asset Management S.A.

The financial statements as of March 31, 2009 and 2008 include a charge in the Statement of Income by this concept for Ps. 493 and Ps. 2,976, respectively.

NOTE 6:	INCOME TAX – DEFERRED TAX

The following tables show the evolution and composition of deferred tax Assets and Liabilities, as of March 31, 2009 are detailed as follows:

	Cumulative tax loss carryforwards	Investments	Fixed Assets	Inventories	Others	Accruals	Total
Initial balance	13,479	—	(43,747)	(19,928)	8,058	1,162	(40,976)

Gain (loss) recognized	848	(28,610)	247	(166)	(10,166)	(37)	(37,884)

Closing balance	14,327	(28,610)	(43,500)	(20,094)	(2,108)	1,125	(78,860)

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(in thousands of pesos)

NOTE 6:	(Continued)

As of March 31, 2009, net liabilities at period-end as per the information included in the preceding table amount to Ps. 78,860.

As mentioned in Note 1.b. the Company has decided not to recognize the deferred liabilities generated by the inflation adjustment on fixed assets and other non-monetary assets, which as of closing of the current period is Ps. 36,218. It is estimated that this liability will end up according to the detail that follows:

Term	Total
1 year	960
2 years	809
3 years	756
Over 3 years	21,112
No term	12,581

Total	36,218

Below there is a conciliation between the income tax recognized and that which would result from applying the prevailing tax rate on the Net Income for accounting purposes:

Description	March 31, 2009	March 31, 2008
Net gain before income tax	42,555	19,937
Tax rate	35%	35%

Net gain at tax rates	14,894	6,978
Permanent differences at tax rate:
Restatement into constant currency	138	600
Donations	10	10
Expenses from issued shares	—	(9,962)
Results from controlled and related companies	18,661	(6,998)
Personal asset tax	3,672	1,250
Miscellaneous permanent differences	509	433

Income (Recovery) tax expense	37,884	(7,689)

During this period the income tax rate was 35%.

Cumulative tax loss carryforwards recorded by the Company pending utilization at period-end amount to approximately Ps. 14,327 and may be offset against taxable income of future years, as follows:

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(in thousands of pesos)

NOTE 6:	(Continued)

Origination year	Amount	Expiration Year
2008	9,867	2013
2009	4,460	2014

Minimum presumed income tax credits booked by the Company, which were pending use as of the period-end, amount to Ps. 23,255 and under current regulations, they may be compensated with taxable income for future years according to the following detail:

Origination year	Amount	Expiration Year
2006	1,943	2016
2007	5,265	2017
2008	10,535	2018
2009	5,512	2019

The following tables show the evolution and composition of deferred tax Assets and Liabilities, as of June 30, 2008

- Deferred assets as of June 30, 2008:

	Cumulative tax loss carryforwards	Others	Fixed Assets	Inventories	Investments	Total
Initial balance	2,684	373	(35,931)	(17,738)	(302)	(50,914)

Gain (Loss) recognized	10,795	7,685	(7,816)	(2,190)	1,464	9,938

Closing balance	13,479	8,058	(43,747)	(19,928)	1,162	(40,976)

As of June 30, 2008, net liabilities at year-end as per the information included in the preceding table amount to Ps. 40,976.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(in thousands of pesos)

NOTE 7:	BALANCES AND RESULTS WITH SUBSIDIARIES, RELATED COMPANIES LAW No. 19,550 SECTION 33 AND RELATED PARTIES:

a. Balances as of March 31, 2009 and 2008 and June 30, 2008 with Subsidiaries, related companies and related parties:

	March 31, 2009	June 30, 2008	March 31, 2008
IRSA Inversiones y Representaciones S.A.(1)
Current Investments
- Interest Non-Convertible Notes IRSA 2017 (US$) (Schedules C and G)	1,747	539	—
Non- current Investments
- Non-Convertible Notes IRSA 2017 (US$) (Schedules C and G)	57,885	—	—
Current Trade accounts receivable	—	—	113
Current Trade accounts payable	377	85	—

Inversiones Ganaderas S.A. (1)
Current Trade accounts receivable	—	132	129
Current other receivables	—	—	68,432
Non- Current other receivables	9,135	3,446	—
Current trade accounts payable	104	—	—

Futuros y opciones.Com S.A. (1)
Current Trade accounts receivable	7,767	6,759	7,264
Current Other receivables	24	24	24

Cactus Argentina S.A. (3)
Current Trade accounts receivable	197	19	—
Current Other receivables	6,191	3,392	3,283
Current Trade accounts payable	—	—	212

Agrology S.A. (1)
Current Trade accounts receivable	45	4	—
Non-Current Other receivables (5)	—	97,470	—

Agro-Uranga S.A. (3)
Current Other receivables	1,300	56	1,018

Fundación IRSA (4)
Current Other debts	1,073	1,073	1,073

Cyrsa S.A. (4)
Current Trade accounts payable	40	40	40

Inversora Bolívar S.A. (4)
Current Trade accounts payable	323	185	161

Alto Palermo S.A. (4)
Current Investments
- Interest Non-Convertible Notes APSA 2017 (US$) (Schedules C and G)	570	—	—
Non- Current Investments
- Non-Convertible Notes APSA 2017 (US$) (Schedules C and G)	7,631	10,746	—
Current Trade accounts payable	708	3,371	328

Shopping Alto Palermo S.A. (4)
Current Trade accounts payable	—	3	—

Comercializadora de los Altos S.A. (4)
Current Trade accounts receivable	1	1	1

BrasilAgro-Compahia Brasileira de Propriedades Agrícolas (4)
Current other receivables	—	306	—
Agropecuaria Anta S.A. (1)
Current Trade accounts receivable	700	290	—
Current other receivables	—	26,696	25,227
Non-Current other receivables	38,804	—	—

Tarshop S.A. (4)
Current trade account receivable	123	—	—

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(in thousands of pesos)

NOTE 7:	BALANCES AND RESULTS WITH SUBSIDIARIES, RELATED COMPANIES LAW No. 19,550 SECTION 33 AND RELATED PARTIES (Continued):

a. Balances as of March 31, 2009 and 2008 and June 30, 2008 with Subsidiaries, related companies and related parties (Continued):

	March 31, 2009	June 30, 2008	March 31, 2008
Consultores Asset Management S.A. (4)
Current other receivables	9,062	1,281	—
Other debts	—	—	2,801

Credits to employees (4)
Current credits to Senior management, directors and staff of the company	126	210	101

Estudio Zang, Bergel & Viñes (4)
Current Trade accounts payable	524	889	809

Directors (4)
Current other debts	167	286	125

Acres del Sud S.A. (4)
Current trade receivables	1,485	—	—

(1)	Subsidiary
(2)	Shareholder
(3)	Related company
(4)	Related party
(5)	Related to a loan for consumption whose funds were used by Agrology S.A. to acquire IRSA’s shares.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(in thousands of pesos)

NOTE 7:	BALANCES AND RESULTS WITH SUBSIDIARIES, RELATED COMPANIES LAW No. 19,550 SECTION 33 AND RELATED PARTIES (Continued):

b. Gain and losses provided by Subsidiaries, related companies and related parties corresponding to the periods ended as of March 31, 2009 and 2008:

Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:	Year	Sales and Fees for shared services	Salaries and journals	Fees	Livestock expenses	Interest income (loss)	Administrative services	Others
Agro-Uranga S.A.	2009	—	—	—	—	—	—	271
	2008	—	—	—	—	—	—	—
Alto Palermo S.A.	2009	(462)	—	—	—	555	—	—
	2008	(742)	—	—	—	—	—	—
Cyrsa	2009	—	—	—	—	—	—	—
	2008	—	(38)	—	—	—	—	—
BrasilAgro – Companhia Brasileira de Propriedades Agrícolas	2009	—	—	—	—	—	408	—
	2008	—	—	—	—	—	—	—
Tarshop S.A.	2009	105	—	—	—	—	—	—
	2008	—	—	—	—	—	—	—
Consultores Assets Management S.A.	2009	—	—	(1,125)	—	—	—	—
	2008	—	—	(2,976)	—	—	—	—
Cactus Argentina S.A.	2009	—	—	—	(91)	620	127	287
	2008	—	—	—	(2,528)	325	127	7
Directors	2009	—	(446)	—	—	—	—	—
	2008	—	(1,032)	—	—	—	—	—
Estudio Zang, Bergel & Viñes	2009	—	—	(653)	—	—	—	—
	2008	—	—	(454)	—	—	—	—
Futuros y Opciones.Com S.A.	2009	—	—	—	—	—	—	(239)
	2008	—	—	—	—	—	—	(175)
Inversiones Ganaderas S.A.	2009	—	—	—	—	573	—	(253)
	2008	—	—	—	—	1,168	—	393
Agropecuaria Anta S.A.	2009	—	—	—	—	3,007	—	117
	2008	—	—	—	—	1,623	—	(273)
Inversora Bolívar S.A.	2009	—	—	—	—	—	(39)	(382)
	2008	—	—	—	—	—	—	(159)
IRSA Inversiones y Representaciones Sociedad Anónima	2009	327	—	—	—	3,959	—	—
	2008	(151)	—	—	—	(387)	—	—
Agrology S.A.	2009	—	—	—	—	10,127	—	—
	2008	—	—	—	—	—	—	—
Credits to employees	2009	—	—	—	—	—	—	—
	2008	—	—	—	—	8	—	—

Total 2009		(30)	(446)	(1,778)	(91)	18,841	496	(199)

Total 2008		(893)	(1,070)	(3,430)	(2,528)	2,737	127	(207)

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(in thousands of pesos)

NOTE 8:	Details of balance sheet and statement of income accounts

a.	Cash and banks
		March 31, 2009	June 30, 2008	March 31, 2008
	Cash	117	109	60
	Foreign currency (Schedule G)	12	19	18
	Local currency checking account	7,655	1,039	1,548
	Foreign currency checking account (Schedule G)	2,434	44,308	104,056
	Local currency saving account	239	55	53
	Foreign currency saving account (Schedule G)	473	102	47
	Checks to be deposited	149	1,054	25,194

		11,079	46,686	130,976

b.	Investments and Goodwill

		March 31, 2009	June 30, 2008	March 31, 2008
	Temporary investments
	Temporary investments (Schedule C and G)	51,848	474,421	577,257

		51,848	474,421	577,257

	Investment
	Investment on controlled and related companies (Notes 12 and 14 and Schedule C)	1,493,498	1,075,028	833,003

		1,493,498	1,075,028	833,003

	Other investments
	Other investments (Schedule C)	65,537	10,767	21

		65,537	10,767	21

	Goodwill
	Goodwill (Schedule C)	(286,890)	(209,251)	(130,949)

		(286,890)	(209,251)	(130,949)

c.	Trade accounts receivable, net

		March 31, 2009	June 30, 2008	March 31, 2008
	Current
	Accounts receivable in local currency	6,793	21,236	10,501
	Less:
	Allowance for doubtful accounts (Schedule E)	(501)	(381)	(431)
	Accounts receivable in foreign currency (Schedule G)	6,883	2,844	677
	Subsidiaries, related companies Law No. 19,550 Section 33 and related parties (Note 7)	10,318	7,205	7,788

		23,493	30,904	18,535

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(in thousands of pesos)

NOTE 8:	(Continued)

d.	Other receivables
		March 31, 2009	June 30, 2008	March 31, 2008
	Current
	Outstanding valued added tax.	19,565	13,742	18,497
	Outstanding gross sales tax and other tax credit	313	243	292
	Income tax credit and advances (net of accrual for income tax)	9,785	14,416	13,942
	Guarantee deposits and premiums (Note 4 and Schedule G)	4,542	1,174	2,825
	Secured by mortgage (Schedule G)	7,289	6,189	6,999
	Prepaid leases	258	11,366	79
	Prepaid expenses	215	109	142
	Subsidiaries, related companies Law No. 19,550 Section 33 and related parties (Note 7)	16,703	31,965	98,085
	Others	1,990	1,995	1,750

		60,660	81,199	142,611

	Non-current
	Tax on minimum presumed income	23,255	19,535	17,193
	Valued added tax and other tax credits	13,306	9,307	—
	Secured by mortgage (Schedule G)	6,581	7,049	11,188
	Income tax advances	—	—	7,157
	Subsidiaries, related companies Law No. 19,550 Section 33 and related parties (Note 7)	47,939	100,916	—
	Prepaid leases	—	—	277

		91,081	136,807	35,815

e.	Inventories

		March 31, 2009	June 30, 2008	March 31, 2008
	Current
	Unharvested crops	84,219	6,052	45,455
	Beef cattle	19,707	11,357	15,081
	Crops	27,309	62,989	24,720
	Seeds and fodder	2,288	3,205	3,610
	Materials and others	19,233	18,441	11,244

		152,756	102,044	100,110

	Non-Current
	Beef cattle	71,840	72,532	71,800

		71,840	72,532	71,800

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(in thousands of pesos)

NOTE 8:	(Continued)

	f.	Other assets

			March 31, 2009	June 30, 2008	March 31, 2008
		Current
		Held for sale	—	—	19,802

			—	—	19,802

	g.	Trade accounts payable

			March 31, 2009	June 30, 2008	March 31, 2008
		Current

		Suppliers in local currency	889	3,801	3,358
		Suppliers in foreign currency (Schedule G and Note 11) (1)	23,388	12,229	7,698
		Accrual for inputs and other expenses (Schedule G)	12,355	22,583	18,259
		Accrual for cereal expenses	889	1,579	1,260
		Subsidiaries, related companies Law No. 19,550 Section 33 and related parties (Note 7)	2,076	4,573	2,623

			39,597	44,765	33,198

		(1) Includes as of March 31, 2009 US$ 1,7 million for the acquisition of farm “San Pedro” (secured by mortgage). See Note 11 to basic financial statements.

	h.	Short-term debts

			March 31, 2009	June 30, 2008	March 31, 2008
		Local financial loans (Note 15 and Schedule G)	187,669	167,222	146,132
		Foreign financial loans ( Notes 15, 17 and Schedule G)	—	24,462	25,344
		Local financial loans accrued interests (Note 15 and Schedule G)	2,962	1,422	4,768

			190,631	193,106	176,244

	i.	Salaries and social security payable

			March 31, 2009	June 30, 2008	March 31, 2008
		Accrual for vacation and statutory annual bonus	3,522	4,592	2,568
		Social security taxes payable	570	691	436
		Health care payable	36	35	24
		Others	—	—	1

			4,128	5,318	3,029

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(in thousands of pesos)

NOTE 8:	(Continued)

	j.	Taxes payable

	March 31, 2009	June 30, 2008	March 31, 2008
Current
Tax on minimum presumed income (Note 2.t.)	5,230	8,994	9,986
Tax on personal assets	8,466	—	3,005
Taxes withheld for income tax	761	486	373
Gross sale tax payable	45	242	58
Taxes withheld-value added tax	3	—	3
Property tax payable	70	46	35
Others	1	1	1

	14,576	9,769	13,461

Non-Current

Deferred income tax	78,860	40,976	43,225
Moratorium-Personal assets tax	2,773	—	—

	81,633	40,976	43,225

k.	Other liabilities

	March 31, 2009	June 30, 2008	March 31, 2008
Current

Premiums collected (Note 4 and Schedule G)	1,576	—	952
Debt for purchase of shares (Notes 12 d., 19 and Schedule G)	128	—	—

Management fees agreement accrual (Note 5)	—	—	2,801
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties. (Note 7)	1,240	1,359	125

	2,944	1,359	3,878

Non- Current
Debts for the purchase of farm (Schedule G)	6,179	—	—

	6,179	—	—

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(in thousands of pesos)

NOTE 8:	(Continued)

l. Gain (loss) from controlled and related companies

	March 31, 2009 Gain/(loss)	March 31, 2008 Gain/(loss)
IRSA Inversiones y Representaciones Sociedad Anónima
- Result equity method	(48,938)	9,829
- Amortization negative goodwill	14,745	4,909
- Gains for repurchase of interest non-convertible notes IRSA and APSA	70,716	—
- Accelerated depreciation of issuing expenses notes IRSA and APSA	(1,705)	—
- Accrued financial results notes IRSA and APSA.	(3,263)	—
- Elimination of exchange difference notes IRSA and APSA	8,957	—
- Amortization of higher values	(4,472)	—
BrasilAgro – Companhia Brasileira de Propriedades Agrícolas
- Result equity method	233	672
Cactus Argentina S.A.
- Result equity method	(1,969)	(10)
Agro-Uranga S.A.
- Result equity method	2,267	4,183
Inversiones Ganaderas S.A.
- Result equity method	(1,087)	15
Agropecuaria Anta S.A.
- Result equity method	(1,506)	(352)
- Amortization concession right	(524)	(524)
- Amortization three plantations (wood)	(97)	—
Futuros y Opciones.Com S.A.
- Result equity method	(179)	748
Agrology S.A.
- Result equity method	(10,425)	—
Exportaciones Agroindustriales Argentinas S.A.
- Result equity method	(186)	—

	22,567	19,470

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(in thousands of pesos)

NOTE 9:

Assets based on their estimated collection term (in Pesos)

Based on their estimated collection term	Current and non-current investment			Trade accounts receivable			Other receivables
	March 31, 2009	June 30, 2008	March 31, 2008	March 31, 2009	June 30, 2008	March 31, 2008	March 31, 2009	June 30, 2008	March 31, 2008
4th quarter 2008/2007 financial period	—	—	—	—	—	18,535	—	—	32,393
1st quarter 2009/2008 financial period	—	—	—	—	30,904	—	—	14,291	8,774
2nd quarter 2009/2008 financial period	—	—	—	—	—	—	—	16,184	1,556
3rd quarter 2009/2008 financial period	—	—	—	—	—	—	—	1,767	1,723
4th quarter 2009/2008 financial period	1,747	—	—	23,493	—	—	24,330	5,626	3,802
1st quarter 2010/2009 financial period	570	—	—	—	—	—	5,211	1,710	1,792
2nd quarter 2010/2009 financial period	—	—	—	—	—	—	2,515	—	—
3rd quarter 2010/2009 financial period	—	—	—	—	—	—	11,643	—	—
4th quarter 2010/2009 financial period	—	—	—	—	—	—	4,472	3,628	3,802
1st quarter 2011/2010 financial period	—	—	—	—	—	—	2,109	1,710	1,792
3rd quarter 2017/2016 financial period	57,885	—	—	—	—	—	—	—	—
4th quarter 2017/2016 financial period	7,631	—	—	—	—	—	—	—	—
With no stated current term	49,531	474,421	577,257	—	—	—	16,961	144,248	98,164
With no stated non-current term	21	10,767	21	—	—	—	84,500	28,842	24,628

Total	117,385	485,188	577,278	23,493	30,904	18,535	151,741	218,006	178,426

Assets classified according to their interest rate (in Pesos)

Based on their estimated collection term	Current and non-current investment			Trade accounts receivable			Other receivables
	March 31, 2009	June 30, 2008	March 31, 2008	March 31, 2009	June 30, 2008	March 31, 2008	March 31, 2009	June 30, 2008	March 31, 2008
At fixed interest rate	65,516	10,767	—	—	—	—	13,996	13,015	17,431
At variable interest rate	49,531	473,620	577,257	—	—	—	48,861	125,739	92,601
Non-interest bearing	2,338	801	21	23,493	30,904	18,535	88,884	79,252	68,394

Total	117,385	485,188	577,278	23,493	30,904	18,535	151,741	218,006	178,426

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(in thousands of pesos)

NOTE 9 (Continued):

Liabilities based on their estimated payment term (in Pesos)

Based on their estimated payment term	Trade accounts payable			Short-term debts			Salaries and social security payable			Taxes payable
	March 31, 2009	June 30, 2008	March 31, 2008	March 31, 2009	June 30, 2008	March 31, 2008	March 31, 2009	June 30, 2008	March 31, 2008	March 31, 2009	June 30, 2008	March 31, 2008
4th quarter 2008/2007	—	—	33,198	—	—	25,325	—	—	783	—	—	470
1st quarter 2009/2008	—	44,765	—	—	20,918	21,557	—	4,874	1,580	—	775	—
2nd quarter 2009/2008	—	—	—	—	24,462	25,344	—	444	666	—	8,994	12,991
3rd quarter 2009/2008	—	—	—	—	—	—	—	—	—	—	—	—
4th quarter 2009/2008	39,597	—	—	31,854	—	—	1,250	—	—	10,001	—	—
1st quarter 2010/2009	—	—	—	45,170	—	—	2,278	—	—	959	—	—
2nd quarter 2010/2009	—	—	—	—	—	—	600	—	—	959	—	—
3rd quarter 2010/2009	—	—	—	—	—	—	—	—	—	2,657	—	—
With no stated current term	—	—	—	113,607	147,726	104,018	—	—	—	—	—	—
With no stated non-current term	—	—	—	—	—	—	—	—	—	81,633	40,976	43,225

Total	39,597	44,765	33,198	190,631	193,106	176,244	4,128	5,318	3,029	96,209	50,745	56,686

Based on their estimated payment term	Advances from customers			Other liabilities			Previsions
	March 31, 2009	June 30, 2008	March 31, 2008	March 31, 2009	June 30, 2008	March 31, 2008	March 31, 2009	June 30, 2008	March 31, 2008
4th quarter 2008/2007	—	—	11,970	—	—	3,878	—	—	—
1st quarter 2009/2008	—	—	—	—	1,359	—	—	—	—
2nd quarter 2009/2008	—	—	—	—	—	—	—	—	—
3rd quarter 2009/2008	—	—	—	—	—	—	—	—	—
4th quarter 2009/2008	—	—	—	2,944	—	—	—	—	—
1st quarter 2010/2009	—	—	—	—	—	—	—	—	—
2nd quarter 2010/2009	—	—	—	—	—	—	—	—	—
3rd quarter 2010/2009	—	—	—	—	—	—	—	—	—
With no stated current term	—	—	—	—	—	—	—	—	—
With no stated non-current term	—	—	—	6,179	—	—	117	83	81

Total	—	—	11,970	9,123	1,359	3,878	117	83	81

Liabilities classified according to their interest rate (in Pesos)

Interest in rate that they accrue	Trade accounts payable			Short-term debts			Salaries and social security payable			Taxes payable
	March 31, 2009	June 30, 2008	March 31, 2008	March 31, 2009	June 30, 2008	March 31, 2008	March 31, 2009	June 30, 2008	March 31, 2008	March 31, 2009	June 30, 2008	March 31, 2008
At fixed interest rate	6,222	4,698	4,920	189,430	192,194	174,822	—	—	—	—	—	—
At variable interest rate	—	—	—	—	—	—	—	—	—	—	—	—
Non-interest bearing	33,375	40,067	28,278	1,201	912	1,422	4,128	5,318	3,029	96,209	50,745	56,686

Total	39,597	44,765	33,198	190,631	193,106	176,244	4,128	5,318	3,029	96,209	50,745	56,686

Interest in rate that they accrue	Advances from customers			Other liabilities			Previsions
	March 31, 2009	June 30, 2008	March 31, 2008	March 31, 2009	June 30, 2008	March 31, 2008	March 31, 2009	June 30, 2008	March 31, 2008
At fixed interest rate	—	—	—	—	—	—	—	—	—
At variable interest rate	—	—	—	—	—	—	—	—	—
Non-interest bearing	—	—	11,970	9,123	1,359	3,878	117	83	81

Total	—	—	11,970	9,123	1,359	3,878	117	83	81

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(in thousands of pesos)

NOTE 10:	RESTRICTIONS ON DISTRIBUTION OF PROFITS

In accordance with the Argentine Corporations Law, the Company’s by-laws and Resolution No 368/2001 of the CNV, 5% of the net and realized profit for the year plus (less) prior year adjustments must be appropriated by resolution of shareholders to a legal reserve until such reserve equals 20% of the Company’s outstanding capital.

NOTE 11:	PURCHASE AND SALE OF FARMS

		a)	On May 30, 2008, IRSA Inversiones y Representaciones Sociedad Anónima signed, in commission, an agreement of purchase with possession for the purchase of 115 hectares from a portion of an establishment located in the District of Lujan, Province of Buenos Aires. The transaction was agreed at US$ 3 million, paying the amount of US$ 1.2 million on such date.

On December 13, 2008, the Company was formalized as principal to the transaction, the balance of US$ 1.8 million will be paid by granting the title deed for such property.

		b)	On September 5, 2008, the Company signed the deed for the purchase of 10,910 hectares of the “Estancia Carmen” farm, located in the Province of Santa Cruz. The transaction was agreed for a price of US$ 0.7 million, which have been fully paid.

		c)	On October 7, 2008, the Company executed a preliminary sales agreement without transfer of possession in connection with 1,658 hectares of the “Los Pozos” establishment located in the Province of Salta. The agreed sales price was US$ 0.5 million which have been already totally collected as the date of the issuance of these financial statements.

		d)	On December 2, 2008, a new extension was executed to pay US$ 1.7 million for the purchase of “San Pedro” farm. It extends the term through September 30, 2009, plus interest calculated at 7% annual rate, since December 2, 2008 through September 30, 2009.

NOTE 12:	INVESTMENTS IN COMPANIES

	1.	Cresud – International market

		a)	BrasilAgro – Companhia de Propriedades Agrícolas (BrasilAgro)

The Company values the investment in BrasilAgro according to the equity method taking into account its significant impact that derives from: (i) its

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(in thousands of pesos)

NOTE 12:	(Continued)

capacity to affect the operative and financial decisions considering that from the nine members of the Board of Directors, three of them -including the president- are appointed by the Company, other three are designated by the stockholders of BrasilAgro and the remaining three are independent directors appointed jointly by both parts, and (ii) the stockholders’ agreement existing among the founder shareholders, that is the Company, Tarpon Agro and Cape Town (shareholders founders). Under the terms of such agreement, the parties have agreed to vote jointly in Meeting of Shareholders in respect of matters related to proposals to change directors’ and administrators’ fees, increases of capital sock and appropriation of dividends, among other issues.

BrasilAgro was founded for the purpose of replicating Cresud’s Business in Brazil. The Company will be mainly involved in four business lines keeping its focus on agricultural real estate: (i) sugar cane, (ii) crops and cotton, (iii) forestry activities, and (iv) livestock.

The BrasilAgro founder partners are Cresud S.A.C.I.F. y A., Cape Town, Tarpon Investimentos, Tarpon Agro, Agro Managers and Agro Investment.

Cape Town is a company whose sole shareholder, Mr. Elie Horn, is the chairman of Cyrela Brazil Realty, one of the largest Brazilian real estate companies. Tarpon has large experience as manager of financial resources and specializes in variable income. Agro Managers and Agro Investment are investment means that people related to Cresud S.A.C.I.F. y A. utilize.

On March 15, 2006, BrasilAgro subscribed a consulting agreement with Parana Consultora de Investimentos. Parana will provide consulting services in matters related, among other, to the purchase and sale of land, transactions in capital markets, hedging policies and mergers and acquisitions. As consideration for its services, Parana will receive from BrasilAgro a yearly remuneration equivalent to 1% of the capital subscribed of BrasilAgro. Parana’s shareholders are Tarpon with a 50% interest, Consultores Asset Management with a 37.5% interest and Alejandro Elsztain with a 12.5% interest.

On March 24, 2006, Cresud S.A.C.I.F. y A. entered into a shareholders agreement with Mr. Elie Horn and with Tarpon, which established among other matters that both parties should have a joint vote at the Shareholders’ Meetings and that both parties have a preemptive right to acquire shares held by the other party.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(in thousands of pesos)

NOTE 12:	(Continued)

The board of directors of BrasilAgro has nine members of which Cresud, in his capacity as founder of the company, has appointed three members, Tarpon and Cape Town other three and complementarily the Company has three independent directors. The BrasilAgro shares started to be listed in the Novo Market of the Brazilian Stock Exchange (BOVESPA) under the symbol AGRO3 on May 2, 2006 in compliance with Brazil highest standards in terms of corporate governance.

These shares were placed in conjunction with the Banco de Investimentos Credit Suisse (Brasil) S.A. in the Brazilian market by applying an investment mechanism ruled by the control authorities and with a sales effort abroad, all in compliance with the U.S. Securities Act of 1933 and other regulations established by the Securities and Exchange Commission.

The amount initially offered amounted to 432.0 million Reais, equivalent to 432,000 common registered shares of 1,000 Reais per share of BrasilAgro.

In accordance with the practice of the Brazilian market, BrasilAgro had an option to increase the size of the issue by 20% and Credit Suisse Investment Bank had another option for increasing the issue by 15% (Green shoe).

As the placement had demand in excess, both BrasilAgro and Credit Suisse exercised such option up to 583,200 shares equivalent to 583.2 million Reais, which were fully placed.

In addition to the funds originally contributed Cresud S.A.C.I.F. y A. made contributions during the offer for a total amount of 42.4 million Reais (approximately US$ 20.6 million). In line with such contribution Cresud has a total of 42,705 shares equivalent to 7.3% of BrasilAgro capital.

On January 19 and 22, 2007 Cresud acquired 400 and 100 shares of BrasilAgro, respectively. Due to these new acquisitions the holding of Cresud amounts to 43,205 shares which is equivalent to 7.4% of the capital stock of BrasilAgro.

As compensation for having founded the Company Cresud received at no cost 104,902 purchase options to subscribe additional shares of BrasilAgro during 15 years at the same price as that offered at the initial public offering of shares, that is to say Rs. 1,000 as adjusted by the IPCA inflation rate.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(in thousands of pesos)

NOTE 12:	(Continued)

In addition, Cresud received with no cost a second series of options totaling 104,902, which can only be exercised at the option of Cresud whenever a third party makes an offer to purchase the BrasilAgro shares. The exercise price of these options will be the same price as the purchase offer referred to in the previous paragraph. The second series of options matures in year 2021.

As of March 31, 2009, the Company has not registered any value for the holding of such options.

During last year, Cresud acquired 4,086,000 shares for Ps. 83,959. Such purchase generated a change in the interest in BrasilAgro of 7.40% at 14.39%, which was registered in accordance with the acquisition method as stated in note 2.k.2..

During the current year, Cresud acquired 2,170,750 shares of BrasilAgro for Ps. 17,595. Such purchase generated a variation in the interest in BrasilAgro, from 14.39% to 18.11%.

To date BrasilAgro has acquired its first eight properties, which represent 165,373 hectares.

		b)	Agrology S.A.

Under a series of transactions that constituted for Cresud a new expansion in the agricultural and livestock business in South America as designed in their business plan, the Company, jointly with Inversiones Ganaderas S.A., have made over the period, capital contributions in proportion to their holdings for an amount of Ps.176,836.

	2.	Cresud – Local market

		a)	Cactus Argentina S.A.

Inclusion of a new shareholder in Cactus Argentina S.A. (Cactus)

On January 10, 2007 Tyson Foods Inc. joined the capital stock of Cactus by subscribing the stock subscription agreement and the stockholders agreement.

Cactus issued 9,397,213 shares with a premium over par of Ps. 7,297 having Tyson subscribed 100% by paying Ps. 16,694.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(in thousands of pesos)

NOTE 12:	(Continued)

Consequently, the stock participations were modified as follows: Cactus Feeders Inc. 24%; Cresud S.A.C.I.F. y A. 24% and Tyson Foods Inc. 52% (through Provemex Holdings LLC).

Accordingly, as of the date of these financial statements Cresud registered a premium over par for such operation of Ps. 1,658.

In association with Tyson Foods Inc. and Cactus Feeders Inc., Cactus has started an undertaking in Argentina that will be the country’s first fully integrated cattle project. Beef cuts for the Argentine consumer will be produced in said undertaking having access to the European and other international markets.

Cactus Argentina S.A. acquires the Exportaciones Agroindustriales Argentinas S.A. shareholding

On January 11, 2007 Cactus acquired 100% of the Exportaciones Agroindustriales Argentinas S.A. (EAASA) shareholding by subscribing a sales contract of shares in the amount of Ps. 16,840.

EAASA owns a meat packing plant in Santa Rosa, Province of La Pampa with capacity to slaughter and process approximately 13,500 cattle heads per month. The idea of Cactus is to expand in the future the slaughter capacity to 15,000 heads per month.

	b)	Exportaciones Agroindustriales Argentinas S.A.

On May 15, 2007 Cresud acquired 0.57% of the EAASA shareholding by the acquisition of 120 shares of the latter to Cactus. As of March 31, 2009, the Company holding’s in EAASA had decreased to a 0.24%.

	c)	IRSA Inversiones y Representaciones Sociedad Anónima

As of June 30, 2007, our interest amounted to 25.01% representative of 116,305,767 shares. Between September and November 2007, we acquired additional 82.5 million shares of common stock by (i) converting US$ 12 million convertible notes at 8% falling due in November 2007 into 22 million shares of common stock and (ii) exercising all our options to acquire 60.5 million shares of common stock for a total purchase price of US$ 39.6 million. We later acquired 91,857,125 shares, increasing our interest to 50.23% as of March 31, 2009.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(in thousands of pesos)

NOTE 13:	ISSUANCE OF CONVERTIBLE NOTES

The Shareholders meeting held on March 8, 2002 approved:

	a)	The issue of simple Non-convertible notes of the Company, for an amount of up to US$ 50 million (or its equivalent in other currencies) for a maximum term of 5 years, accruing interest at a fixed rate not to exceed 12%; and/or

	b)	The issuance of Convertible Notes into company’s common stock, for a total amount of US$ 50 million (or its equivalent in other currency) with a maturity date in a term of 5 years or more according to the management’s decision and a fix rate not exceeding 12% or floating rate with a reference rate such as LIBOR plus a spread not exceeding 10%.

	c)	The subscription option, for the holders of Convertible Notes, with a premium determined by the management, between 20 and 30% over the conversion price of the Convertible Notes, with a value that will remain constant in terms of US Dollar. The exercise of the above mentioned would occur quarterly, only for the holders of the Convertible Notes who have exercised their conversion rights.

Authorization for the public offer and quotation of Convertible Notes has been approved by Resolution No. 14,320 of the Comisión Nacional de Valores dated October 1, 2002 and by the Bolsa de Comercio de Buenos Aires, authorizing the issue up to US$ 50 million in securities composed by Convertible Notes into common stock with an 8% annual interest rate due in the year 2007, granting the right at the moment of conversion to achieve 50,000,000 common stock subscription options. Likewise, the conversion price and the Warrants price established are as follows:

	a)	The conversion price is US$ 0.5078 per share (US$ 5.0775 ADS), while the Warrant price is US$ 0.6093 per share (US$ 6.0930 ADS)

	b)	For each of Cresud’s Convertible Notes the holder has the right to convert it to 1.96928 stocks (0.1969 ADS) and has an option to purchase the same amount of stock at the price of the Warrant.

Convertible Notes were paid in cash and the proceeds will be destined to the subscription of IRSA’s Convertible Notes and for the generation of working capital.

During the period beginning June 30, 2003 and ended November 14, 2007, 49,910,874 Convertible Notes were converted into 98,288,372 shares of common stock, which originated an increase in the Company’s shareholders’ equity of Ps. 152,103. In the same year, 49,867,018 warrant options were exercised; consequently, 98,202,054 shares of common stock were issued for Ps. 182,912.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(in thousands of pesos)

NOTE 13:	(Continued)

On November 14, 2007, Convertible Notes fell due, out of which 89,126 Convertible Notes were pending conversion, which were settled in cash. Likewise, there were 132,982 warrant options that were not exercised.

NOTE 14:	PURCHASE AND SALE OF IRSA’S CONVERTIBLE NOTES

During November and December 2002, 49,692,668 Convertible Notes issued by IRSA were purchased; these can be converted into common stock with an 8% annual interest rate and due in 2007, and grant the holder at the time of conversion to 49,692,688 options to subscribe common stock. The conversion price and the warrants price established are as follows:

	1.	The conversion price is US$ 0.5571 per share (US$ 5.5713 GDS), while the warrant price is US$ 0.6686 per share (US$ 6.6856 GDS)

	2.	For each of IRSA’s Convertible Notes the holder has the right to convert it to 1.7949 shares (0.1795 GDS) and has an option to purchase the same amount of stock at the price of the warrant.

Due to the distribution of 4,587,285 shares of the company’s portfolio, IRSA has restated the conversion price of its Convertible Notes according to the subscription clauses.

The conversion price of the Convertible Notes went from US$ 0.5571 to US$ 0.54505 and the warrants price went from US$ 0.6686 to US$ 0.6541. Such adjustment was effective as from December 20, 2002.

During the period beginning July 2003 and ended November 14, 2007, the Company acquired 600,500 Convertible Notes for US$ 0.9 million.

During the same period, the Company sold 12,335,157 Convertible Notes of IRSA. The sale generated income for Ps. 83,623.

Likewise, in the same period, the Company exercised its conversion right and exercised warrants of 37,958,011 Convertible Notes of IRSA giving rise to issuing 139,295,450 shares of common stock with a face value of Ps. 1 each one. The acquisition of these shares have been registered in accordance with the acquisition method as stated in note 2.k.2..

During the same period, third party holders of Convertible Notes into shares of common stock of IRSA have exercised the conversion right of 61,984,332

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(in thousands of pesos)

NOTE 14:	(Continued)

Convertible Notes and have exercised 61,938,795 warrants originating the issuance of 227,381,884 shares of common stock with a face value of Ps. 1 each one.

As a consequence of such conversions and exercise of third parties warrants, the Company’s investment value has decreased in Ps. 64.4 million, such effect being recorded in Paid-In Capital (Related Companies Law No. 19,550 – Section 33) of Shareholders’ Equity (See Note 2.p.).

On November 14, 2007, Convertible Notes of IRSA matured.

NOTE 15:	FINANCIAL LOANS

In line with the outstanding investment opportunities that became definite during the last year, such as our participation in BrasilAgro, and the acquisition of land and the develop investments in Norwest zone during the current period, the company contracted debt amount to Ps. 190,631 as of March 31, 2009.

Upon analyzing the structure of such payable, we found loans for Ps. 77,023 to finance our crop production and loans for Ps. 113,608 which are concentrated in the short-term.

The chart that follows discloses our Company debt as of March 31, 2009:

Bank	Currency	Total (Millions Ps.)	Term
Short-term	Pesos	113.6	Up to 30 days

Crop production financing	Pesos	77.0	Up to 120 days

NOTE 16:	CAPITAL INCREASE

During March 2008, the capital increase by 180 million shares with face value of Ps. 1 entitled to one vote per share was concluded. This capital increase was approved by the Shareholders’ Meeting of October 10, 2007. Thus, 180 million shares offered at the subscription price of US$ 1.60 or Ps. 5.0528 per share were fully subscribed, both locally and internationally.

After this capital increase, the Company’s outstanding shares amount to 500,774,772.

Additionally, for each subscribed share, each shareholder received at no additional cost 1 option entitling the holder to purchase 0.33333333 new shares

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(in thousands of pesos)

NOTE 16:	(Continued)

at a price of US$ 1.68 per each share to be acquired. That is to say, 180 million options entitling holder to purchase a total of 60 million additional shares at the previously mentioned price were granted. Options fall due on May 22, 2015 and may be exercised between the 17th and the 22nd day of February, May, September and November. Options are listed on the Buenos Aires Stock Exchange under the symbol “CREW2” and on the Nasdaq under the symbol “CRESW”.

Funds obtained from increasing capital, net of issuance expenses, amount to Ps. 881.1 million, while the tax effect of issuance expenses amounted to Ps. 9.9 million.

Funds obtained were assigned to shares and options issued based on the current value estimated upon subscription.

During last year, 2,271,290 options were exercised; consequently, 757,093 shares of common stock were issued for Ps. 3,986.

In the current period, 20,237 options were exercised; consequently, 6,745 shares of common stock were issued for Ps. 37.

NOTE 17:	RESTRICTED ASSETS

The “San Pedro” farm was included in property and equipment as of March 31, 2009. Such farm has a mortgage on a fraction of its land to guarantee the payment for the purchase. To date, the amount of US$ 1.7 million is owed for such acquisition.

NOTE 18:	REPURCHASE OF TREASURY STOCK

On August 26, 2008, the Company’s board of directors decided to acquired treasury stock under section 68, Law No. 17,811 and CNV regulations for a maximum amount of Ps. 30,000 and 10,000,000 shares of common book-entry shares of face value of Ps. 1 per share and entitled to 1 vote. Acquisitions were carried out in a term of 70 days running as from the date of publication of the information in the Boletín de la Bolsa de Comercio de Buenos Aires (Buenos Aires stock exchange bulletin) and a minimum of Ps. 3 and a maximum Ps. 3.5 per share were paid.

This decision was taken to contribute to the decrease in the draw down and reduction of fluctuations in the listed price of the Company’s shares aiming at contributing to strengthening the shares on the market, minimizing possible temporary imbalances that there may be between the supply and demand on the market, considering the excessive cost of capital that the current listed prices show.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(in thousands of pesos)

NOTE 18:	(Continued)

On October 10, 2008, the Company’s Board of Directors decided to change the minimum price of the plan to repurchase treasury stock made public on August 26, 2008. Taking into account the atypical market behavior, it was decided to a floor of Ps. 2.13 subject to an Ps./US$ exchange rate Ps. 3.2235 per share, which implies that changes in the exchange rate will in turn adjust the limit automatically.

Afterwards, on October 23, 2008 and due to a steep downtrend undergone by the market and worsened in turn by the general context of world markets, it was decided to set a Ps. 1 floor to a US$/Ps. exchange rate of Ps. 3.24 per share.

Finally, on October 24, 2008, the Board of Directors has decided in defense of economic interests of the shareholders and consequently, to preserve the company, to change the maximum amount of shares subject to acquisition to up to 30,000,000 book-entry shares of common stock, face value of Ps. 1 per share and entitled to 1 vote per share, in shares or American Depositary Shares (“ADR’s”) representing 10 shares each as provided by applicable regulations. As provided by Argentine Business Associations Law, the Board of Directors should divest the shares acquired within one year, unless extended by the shareholders’ meeting.

As of the publication date of these financial statements, purchases of proprietary shares amounted to 2,618,219 ADRs and 546,125 shares of common stock paying an amount of US$ 18.2 million and Ps. 1,418, respectively.

Resulting from these acquisitions is pending of payment Ps. 128 at the closing date of these financial statements, which are disclosed in “Other debts” in the balance sheet. Such amount was paid after the period-end.

NOTE 19:	MEETING OF SHAREHOLDERS

The General and Extraordinary Shareholders’ held on October 31, 2008 approved the following:

	-	Letters to the Shareholders and financial statements ended June 30, 2008;

	-	Appropriating 5% on income for the year ended June 30, 3008 to the legal reserve;

	-	Distributing cash dividends for Ps. 20,000 made available to shareholders as from November 10, 2008;

	-	That income for the year be brought forward to the new year, empowering the Board to use the balance and the freely available reserves mentioned

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(in thousands of pesos)

NOTE 19:	(Continued)

above, according to the company’s needs, under current applicable regulations and subject to approval by the shareholders’ meeting with the broadest powers to, among other uses, distribute dividends or decide on the acquisition of proprietary shares as provided by CNV (Comisión Nacional de Valores) Resolution No. 535, sec. 220, Argentine Business Associations Law, sec. 68, Law No. 17,811 and other relevant provisions in the CNV Standards effective at each time. Due to the financial crisis in the domestic and international markets clearly affecting the listed price of the Company shares, which do not respond to the Company’s situation, it is imperative to protect the interests of shareholders preserving the listed prices;

	-	That the shareholders’ personal assets tax paid over by the Company as substitute taxpayer for Ps. 4,009 be fully absorbed by the Company as long as such decision is not amended by the shareholders’ meeting’s decision;

	-	Renewing the delegation of powers to the Board to set the time and issuance currency, price, payment terms and conditions, interest rate and type, use of funds and other terms and conditions as approved by the shareholders meeting of October 31, 2006, for the issuance of corporate bonds within the global program under sec. 9, Law No. 23,576.

NOTE 20:	ACQUISITION IRSA’S AND APSA’S NOTES

The Company acquired Notes corresponding to the series issued by IRSA in February 2007 for US$ 150 million, for a total nominal value of US$ 33.1 million, at an average quoted value equivalent to US$ 0.47. The total amount paid was US$ 15.6 million.

In addition, the Company acquired Notes issued by APSA for US$ 120 million, for a total nominal value of US$ 5 million, at a quoted value equivalent to US$ 0.42. The total amount paid was US$ 2.1 million.

Both transactions yielded income for Ps. 70,716, which is disclosed in the Statement of Income in the line “Gain on equity investee”.

NOTE 21:	SUBSEQUENT EVENTS

	a)	Repurchase of treasury stocks

After March 31, 2009, purchases of treasury stocks amounted to 96,944 ADRs and 49,869 shares of common stock paying an amount of US$ 0.8 million and Ps. 0.2 million, respectively.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(in thousands of pesos)

NOTE 21:	(Continued)

	b)	Presentation of the Global Program for the Issuance of Non-convertible notes for a face value of up to US$ 50,000,000.

During April 2009, based on the powers granted by the shareholders to the Board of Directors, mentioned in Note 19, the Company has filed with the CNV a global program for the issuance of non-convertible notes for a face value of up to US$ 50,000,000.

	c)	Sale of “Los Pozos” farm.

On April 7, 2009, the Company signed the title deed for the sale of 1,658 hetares of the “Los Pozos” farm located in the Province of Salta; and collected the US$ 0.2 million balance.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Fixed Assets

Corresponding to the periods beginning as from July 1, 2008 and 2007 and ended on March 31, 2009 and 2008

(in thousands of pesos - Notes 1 and 2)

Schedule A

	Value at the the beginning of the year	Additions and/or Transfers	Deductions and/or Transfers	Value at the end of the period/year	Depreciation					Net carrying Value as of March 31, 2009	Net carrying Value as of June 30, 2008	Net carrying Value as of March 31, 2008
Principal Account					Rate %	Accumulated at the beginning of the year	Decrease of the period/year	Current period/year	Accumulated at the end of the period/year
Real estate	165,330	12,881	—	178,211	—	—	—	—	—	178,211	165,330	164,406
Wire fences	6,090	—	—	6,090	3	872	—	140	1,012	5,078	5,219	4,779
Watering troughs	5,529	4	—	5,533	5	1,270	—	199	1,469	4,064	4,260	3,064
Alfalfa fields and meadows	5,187	601	—	5,788	12-25-50	2,112	—	757	2,869	2,919	3,075	1,512
Buildings and constructions	34,294	193	—	34,487	2	3,755	—	530	4,285	30,202	30,538	27,138
Machinery	11,559	620	48	12,131	10	8,167	48	525	8,644	3,487	3,392	3,527
Vehicles	2,481	466	438	2,509	20	1,631	273	323	1,681	828	850	966
Tools	223	35	10	248	10	169	8	9	170	78	54	48
Furniture and equipment	1,220	109	5	1,324	10	938	5	45	978	346	283	288
Feeder and drinking troughs	—	55	—	55	20	—	—	3	3	52	—	—
Corral and leading lanes	938	116	—	1,054	3	169	—	22	191	863	769	726
Roads	2,416	—	—	2,416	10	893	—	148	1,041	1,375	1,523	1,210
Facilities	15,531	74	—	15,605	10-20-33	7,743	—	885	8,628	6,977	7,788	6,222
Computer equipment	2,191	88	—	2,279	20	1,524	—	336	1,860	419	667	639
Silo plants	1,277	—	—	1,277	5	539	—	56	595	682	739	758
Constructions in progress	10,381	24,507	601	34,287	—	—	—	—	—	34,287	10,381	16,459
Advances to suppliers	1,711	999	—	2,710	—	—	—	—	—	2,710	1,709	1,027

Total as of March 31, 2009	266,358	40,748	1,102	306,004		29,782	334	3,978	33,426	272,578	—	—

Total as of June 30, 2008	247,765	27,143	8,550	266,358		25,658	395	4,518	29,781	—	236,577	—

Total as of March 31, 2008	247,765	17,023	3,193	261,595		25,658	175	3,343	28,826	—	—	232,769

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Intangible Assets

Corresponding to the periods beginning as from July 1, 2008 and 2007 and ended on March 31, 2009 and 2008

(in thousands of pesos - Notes 1 and 2)

Schedule B

	Values at the beginning of the year	Additions and/or transfers	Value at the end of the period/year	Depreciation				Net carrying value as of March 31, 2009	Net carrying value as of June 30, 2008	Net carrying value as of March 31, 2008
Principal Account				Accumulated at the beginning of the year	Rate %	Amount	Accumulated at the end of the period/year
Preoperative Expenses	—	860	860	—	20	43	43	817	—	—

Total as of 03.31.09	—	860	860	—		43	43	817	—	—

Total as of 06.30.08	—	—	—	—		—	—	—	—	—

Total as of 03.31.08	—	—	—	—		—	—	—	—	—

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Consolidated Investments

Corresponding to the periods beginning as from July 1, 2008 and 2007 and ended on March 31, 2009 and 2008

(in thousands of pesos - Notes 1 and 2)

Schedule C

	Amount	% of participation on the capital	Value as of March 31, 2009	Value as of June 30, 2008	Value as of March 31, 2008	Market Value	INFORMATION ON THE ISSUER
							Principal activity	Latest financial statements
								Capital	Income (loss) for the period	Shareholders’ Equity
Securities
Current Investments
Mutual Funds
Bony Hamilton Fund (US$)	619,963		2,281	146,304	200,530
Deutsche Managed Euro Fund (€)	5,695,176		27,759	—	375,909
BKB 1784 Fund	—		—	—	29
Deutsche Managed Dollar Fund (US$)	6,411		24	245,684	—
Dolphin Fund PLC (5)	578,151		19,042	—	—	32.936
Credit Suisse Overnight (US$)	—		—	59,957	—
Credit Suisse Overnight (€)	—		—	21,221	—

			49,106	473,166	576,468

Bonds and Notes (5)
Non-Convertible Notes IRSA (US$)-interests	469,653		1,747	539	—
Non- Convertible Notes APSA (US$)-interests	153,125		570	—	—
Global 2010 bonds	110,000		49	92	106	0.00044
Pro 1 bonds	157,647		1	1	1	0.004
Mortgage bonds	469,050		375	623	682	0.0008

			2,742	1,255	789

Total current investments			51,848	474,421	577,257

Non-current investments
Subsidiaries. related companies Law No. 19,550 Section 33 and related parties:
Agro-Uranga S.A.						Unlisted	Agricultural livestock	2,500	6,346	23,571
Shares	893,069	35.72	8,420	9,031	8,784
Higher value of property			11,179	11,179	11,179

			19,599	20,210	19,963

Inversiones Ganaderas S.A.						Unlisted	Raising and grazing cattle	11,669	(1,087)	8,381
Shares	11,668,569	99.99	7,181	8,306	9,804

			7,181	8,306	9,804

Cactus Argentina S.A.						Unlisted
Shares	6,589,335	24.00	5,634	7,604	8,068		Exploitation and administration of agriculture products and raising cattle	27,456	(8,205)	23,476

			5,634	7,604	8,068

Futuros y Opciones.com S.A.						Unlisted
Shares	636,140	66,20	2,226	2,477	2,644		Gives information about markets through Internet, and commercial services,	961	(275)	3,363

			2,226	2,477	2,644

Agropecuaria Anta S.A.
Shares	1,201,273	90.00	1,957	3,595	3,837	Unlisted	Agricultural and forestall	1,335	(1,673)	2,175
Concession rights			20,687	21,210	21,386

			22,644	24,805	25,223

Agrology S.A.
Shares	171,578,498	97.00	161,549	261	—	Unlisted	Investing	176,885	(10,748)	166,545

			161,549	261	—

FyO Trading S.A.
Shares	726	3.63	1	1	—	Unlisted	Brokerage	20	—	20

			1	1	—

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Investments (continued)

Corresponding to the periods beginning as from July 1, 2008 and 2007 and ended on March 31, 2009 and 2008

(in thousands of pesos - Notes 1 and 2)

Schedule C (continued)

	Amount	% of the participation on the capital	Value as of March 31, 2009	Value as of June 30, 2008	Value as of March 31, 2008	Market Value	INFORMATION ON THE ISSUER
								Latest financial statements
							Principal activity	Capital	Income (loss) for the period	Shareholders’ Equity
Securities
Exportaciones Agroindustriales Argentinas S.A.
Shares	120,000	0.24	56	242	241	Unlisted	Meat packing industry	49,858	(10,581)	23,401

			56	242	241

IRSA Inversiones y Representaciones S.A	290,654,655	50.23	995,361	737,991	651,719	1,48	Real Estate	578,676	(106,177)	1,832,968
Shares			101,253	105,725	—

Higher values (2)			1,096,614	843,716	651,719

BrasilAgro – Companhia Brasileira de Propiedades Agrícolas
Shares	10,578,050	18.11	171,107	160,519	115,341	(1) 5,82	Agricultural and Real Estate	875,381	1,357	945,004
Higher values (3)			6,887	6,887	—

			177,994	167,406	115,341

	Subtotal		1,493,498	1,075,028	833,003

Other Investments
Non-Convertible Notes IRSA 2017 (US$)	33,152,000		57,885	—	—
Non-Convertible Notes APSA 2017 (US$)	5,000,000		7,631	10,746	—
Coprolan			21	21	21

			65,537	10,767	21

Goodwill	Subtotal
Companhia Brasileira de Propriedades Agrícolas BrasilAgro goodwill			3,841	3,841	3,739
Companhia Brasileira de Propriedades Agrícolas BrasilAgro negative goodwill			(17,183)	—	—
IRSA Inversiones y Representaciones Sociedad Anónima negative goodwill (4)			(279,816)	(219,360)	(134,688)
IRSA Inversiones y Representaciones Sociedad Anónima goodwill			6,268	6,268	—

	Subtotal		(286,890)	(209,251)	(130,949)

Total non-current investments			1,272,145	876,544	702,075

(1)	In Brazilian Reais
(2)	Consist of Ps. 6,879 higher value of inventory, Ps. 62,460 higher value of investments, Ps.58,594 higher value of fixed assets, Ps. 24,325 higher value of intangible assets, Ps. (6,972) higher value of liabilities and Ps. (44,033) higher value of tax effect.
(3)	Consist of Ps. 10,595 higher value of fixed assets and Ps. (3,708) higher value of tax effect.
(4)	The change as regards the previous year responds to additions for Ps. 75,201 and depreciation for Ps. 14,745.
(5)	Does not qualify as cash equivalents in the Statement of Cash Flows.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Allowances and Provisions

Corresponding to the periods beginning as from July 1, 2008 and 2007 and ended on March 31, 2009 and 2008

(in thousands of pesos - Notes 1 and 2)

Schedule E

Item	Balances at beginning of the year		Increases	Decreases	Value as of March 31, 2009	Value as of June 30, 2008	Value as of March 31, 2008
Deducted from assets
Allowance for doubtful accounts	381	(1)	120	—	501	381	431
Included in liabilities
For pending lawsuits	83	(2)	70	(36)	117	83	81

Total as of March 31, 2009	464		190	(36)	618	—	—

Total as of June 30, 2008	417		116	(69)	—	464	—

Total as of March 31, 2008	418		113	(19)	—	—	512

(1)	Included in financial results in the Statement of Income.
(2)	Included in other income and expenses in the Statement of Income.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Cost of sales

Corresponding to the periods beginning as from July 1, 2008 and 2007 and ended on March 31, 2009 and 2008

(in thousands of pesos - Notes 1 and 2)

Schedule F.1

	Crops		Beef cattle		Milk		Others		Total
	March 31, 2009	March 31, 2008	March 31, 2009	March 31, 2008	March 31, 2009	March 31, 2008	March 31, 2009	March 31, 2008	March 31, 2009	March 31, 2008
Inventories at the beginning of the year
Beef cattle	—	—	68,695	65,091	—	—	—	—	68,695	65,091
Crops	62,988	30,866	—	—	—	—	—	—	62,988	30,866
Seeds and fodder	591	360	—	—	—	—	—	—	591	360
Materials and others	—	—	536	—	18	—	659	693	1,213	693

	63,579	31,226	69,231	65,091	18	—	659	693	133,487	97,010

Unrealized gain on inventories – Beef cattle	—	—	611	3,377	—	—	—	—	611	3,377
Unrealized (loss) gain on inventories – Crops and raw materials	(11,200)	5,899	—	—	—	—	—	—	(11,200)	5,899
Production	35,975	33,615	9,867	19,333	14,843	13,293	—	—	60,685	66,241
Transfer of inventories to property and equipment	—	—	—	—	—	—	(704)	(520)	(704)	(520)
Transfer of inventories to expenses	(2,536)	(3,201)	(79)	(94)	(128)	—	(1,403)	(1,014)	(4,146)	(4,309)
Purchases	5,339	5,238	5,518	4,497	—	7	2,407	1,999	13,264	11,741
Operating expenses (Schedule H)	—	—	—	—	—	—	3,792	208	3,792	208
Inventories at the end of the period
Beef cattle	—	—	(76,372)	(73,963)	—	—	—	—	(76,372)	(73,963)
Crops	(27,309)	(24,720)	—	—	—	—	—	—	(27,309)	(24,720)
Seeds and fodder	(1,022)	(641)	—	—	—	—	—	—	(1,022)	(641)
Materials and others	—	—	(660)	(591)	—	(7)	(963)	(1,160)	(1,623)	(1,758)

Cost of Sales	62,826	47,416	8,116	17,650	14,733	13,293	3,788	206	89,463	78,565

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Cost of Production

Corresponding to the periods beginning as from July 1, 2008 and 2007 and ended on March 31, 2009 and 2008

(in thousands of pesos - Notes 1 and 2)

Schedule F.2

	Crops		Beef cattle		Milk		Total
	March 31, 2009	March 31, 2008	March 31, 2009	March 31, 2008	March 31, 2009	March 31, 2008	March 31, 2009	March 31, 2008
Inventories at the beginning of the year
Beef cattle	—	—	—	—	15,194	11,113	15,194	11,113
Unharvested crops and other unharvested	6,052	2,342	—	—	—	—	6,052	2,342
Seeds and fodder	—	—	1,934	1,337	680	554	2,614	1,891
Materials and others	16,686	3,610	398	465	145	161	17,229	4,236

	22,738	5,952	2,332	1,802	16,019	11,828	41,089	19,582

Unrealized loss on inventories – Beef cattle	—	—	—	—	(138)	(134)	(138)	(134)
Unrealized gain on inventories – Crops and raw materials	1,981	3,001	—	—	—	—	1,981	3,001
Production	—	—	331	1,989	850	174	1,181	2,163
Transfer of inventories to Property and equipment	(340)	(654)	—	—	—	—	(340)	(654)
Transfer of inventories crops to expenses	(55,901)	(26,846)	(2,978)	(2,235)	(4,723)	(3,349)	(63,602)	(32,430)
Purchases	131,814	72,570	2,048	1,441	4,128	5,419	137,990	79,430
Operating expenses (Schedule H)	51,879	24,704	10,882	13,936	13,487	8,668	76,248	47,308
Inventories at the end of the period
Beef cattle	—	—	—	—	(15,175)	(12,918)	(15,175)	(12,918)
Unharvested crops and other unharvested	(84,219)	(45,455)	—	—	—	—	(84,219)	(45,455)
Seeds and fodder	—	—	(1,091)	(2,249)	(175)	(720)	(1,266)	(2,969)
Materials and others	(16,647)	(8,512)	(652)	(846)	(311)	(126)	(17,610)	(9,484)

Cost of Production	51,305	24,760	10,872	13,838	13,962	8,842	76,139	47,440

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Foreign currency assets and liabilities

Corresponding to the periods beginning as from July 1, 2008 and 2007 and ended on March 31, 2009 and 2008

(in thousands of pesos - Notes 1 and 2)

Schedule G

	March 31, 2009				June 30, 2008			March 31, 2008
Item	Type and amount of foreign		Current exchange rate	Amount in local currency	Type and amount of foreign currency		Amount in local currency	Type and amount of foreign currency		Amount in local currency
CURRENT ASSETS
CASH AND BANKS:
Cash and banks in Dollars	US$	780	3.680	2,872	US$	283	845	US$	33,285	104,116
Cash and banks in Brazilian Reais	Rs	2	1.540	4	Rs	3	4	Rs	2	5
Cash and banks in Euros		€9	4.874	43		€2	9		€—	—
Cash and banks in Yen	JPY		—	—	JPY	1,547,500	43,571	JPY	—	—
INVESTMENTS:
Mutual funds (US$)	US$	5,801	3.680	21,347	US$	151,405	451,945	US$	64,108	200,530
Mutual funds (€)		€5,695	4.874	27,759		€4,514	21,221		€—	—
Subsidiaries, related companies Law No. 19,550 Section
33 and related parties:
Non-Convertible Notes IRSA 2017 (US$) - Interest	US$	470	3.720	1,747	US$	178	539	US$	36	113
Non-Convertible Notes APSA 2017 (US$) - Interest	US$	153	3.720	570	US$	—	—	US$	—	—
TRADE ACCOUNTS RECEIVABLE:
Trade accounts receivable	US$	1,870	3.680	6,883	US$	953	2,844	US$	216	677
OTHER RECEIVABLES:
Receivables from sale of farms	US$	1,981	3.680	7,289	US$	2,073	6,189	US$	2,238	6,999
Guarantee deposits and premiums paid	US$	1,234	3.680	4,542	US$	393	1,174	US$	902	2,825
NON-CURRENT ASSETS
OTHER RECEIVABLES
Secured by mortgages	US$	1,788	3.680	6,581	US$	2,361	7,049	US$	3,577	11,188
INVESTMENTS
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Non-Convertible Notes IRSA 2017 (US$)	US$	15,560	3.720	57,885	US$	3,552	10,746	US$	—	—
Non-Convertible Notes APSA 2017 (US$)	US$	2,051	3.720	7,631	US$	—	—	US$	—	—

Total US$	US$	31,688		117,347	US$	161,198	481,331	US$	104,362	326,448

Total Rs	Rs	2		4	Rs	3	4	Rs	2	5

Total €		€5,704		27,802		€4,516	21,230		€—	—

Total JPY	JPY	—		—	JPY	1,547,500	43,571	JPY	—	—

Total Assets		—		145,153		—	546,136		—	326,453

US$: US Dollars

Rs: Brazilian Reais

€: Euros

JPY: Japanese Yens

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Business Highlight (Continued)

	March 31, 2009				June 30, 2008			March 31, 2008
Item	Type and amount of foreign Currency		Current Exchange rate	Amount in local currency	Type and amount of foreign currency		Amount in local currency	Type and amount of foreign currency		Amount in local currency
CURRENT LIABILITIES:
TRADE ACCOUNT PAYABLE:
Suppliers	US$	6,287	3.720	23,388	US$	4,043	12,229	US$	2,430	7,698
Accrual for inputs and other expenses	US$	258	3.720	961	US$	1,227	3,714	US$	96	303
SHORT-TERM DEBTS:
Local financial loans	US$	16,350	3.720	60,823	US$	6,613	20,006	US$	14,712	46,608
Foreign financial loans	US$	—	—	—	US$	8,087	24,462	US$	8,000	25,344
Local financial loan interests	US$	295	3.720	1,097	US$	302	912	US$	87	275
OTHER LIABILITIES:
Premium collected	US$	424	3.720	1,576	US$	—	—	US$	304	952
Debt for purchase of shares	US$	34	3.720	128	US$	—	—	US$	—	—
NON-CURRENT LIABILITIES
Other debts
Debts for the purchase of farm	US$	1,661	3.720	6,179	US$	—	—	US$	—	—
ADVANCES FROM CUSTOMERS
Advances from customers	US$	—	—	—	US$	—	—	US$	3,778	11,970

TOTAL LIABILITIES	US$	25,309		94,152	US$	20,272	61,323	US$	29,407	93,150

US$:     US Dollars

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Information submitted in compliance with Section 64, subsection B of Law No. 19,550

Corresponding to the periods beginning as from July 1, 2008 and 2007 and ended on March 31, 2009 and 2008

(in thousands of pesos - Notes 1 and 2)

Schedule H

	Total as of March 31, 2009	Operating Expenses					Selling Expenses	Administrative Expenses	Total as of March 31, 2008
Items		Total	Crops	Beef cattle	Milk	Others
Directors’ fees	726	—	—	—	—	—	—	726	612
Fees and payments for services	4,609	889	313	405	171	—	—	3,720	4,647
Salaries and wages	13,101	5,508	1,171	2,569	1,768	—	—	7,593	9,637
Social security taxes	3,779	1,316	317	551	448	—	—	2,463	1,961
Taxes, rates and contributions	939	564	327	75	162	—	—	375	844
Gross sales taxes	1,947	—	—	—	—	—	1,947	—	1,072
Office and administrative expenses	2,480	—	—	—	—	—	—	2,480	1,917
Depreciation of fixed assets	3,978	3,513	1,695	938	880	—	—	465	3,343
Vehicle and traveling expenses	893	573	199	302	72	—	—	320	814
Spare parts and repairs	2,191	2,155	475	1,101	579	—	—	36	1,716
Insurance	336	225	93	104	28	—	—	111	212
Benefits to Employees	1,032	507	192	212	103	—	—	525	518
Livestock expenses (1)	4,562	3,953	—	3,953	—	—	609	—	9,250
Dairy farm expenses (2)	9,164	9,090	—	—	9,090	—	74	—	5,982
Agricultural expenses (3)	59,400	50,099	46,307	—	—	3,792	9,301	—	26,007
Silo expenses	10	10	10	—	—	—	—	—	13
General expenses	1,691	1,634	778	672	184	—	—	57	1,046
Lease of machinery and equipment	66	—	—	—	—	—	—	66	1
Others	48	4	2	—	2	—	—	44	24

Total as of March 31, 2009	110,952	80,040	51,879	10,882	13,487	3,792	11,931	18,981	—

Total as of March 31, 2008	—	47,516	24,704	13,936	8,668	208	7,213	14,887	69,616

(1)	Includes cattle food and additives, lodging, animal health and others.
(2)	Includes cattle food and additives, animal health and others.
(3)	Includes seeds, agrochemical, irrigation, services hired, leases and others.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Business Highlight

Additional Information to the Notes to the Financial Statements

(in thousands of pesos)

1.	LEGAL FRAMEWORK

There are no specific significant legal regimes that would imply contingent suspension or application of the benefits included in these regulations.

2.	RELEVANT MODIFICATONS IN THE COMPANY’S ACTIVITIES

They are detailed in the Business Highlight, which is attached to the present financial statements.

3.	CLASSIFICATION OF OUTSTANDING ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES ACCORDING TO THEIR MATURITY

a.	Other Receivables without a due date as of March 31, 2009

		Law No. 19,550 Section 33
	Other Receivables	FyO	Cactus	IGSA	CAMSA	Agro Uranga	ANTA
		Other Receivables	Other Receivables	Other Receivables	Other Receivables	Other Receivables	Other Receivables
Current	384	24	6,191	—	9,062	1,300	—
Non-current	36,561	—	—	9,135	—	—	38,804

b.	Trade Accounts Receivable and other receivables to fall due as of March 31, 2009

	Trade accounts receivables	Law No. 19,550 Section 33
		FyO	Acres del Sud S.A.	Cactus	Comercializadora Los altos S.A.	Agrology	ANTA	Tarshop	Other Receivables
		Trade accounts receivables	Trade accounts receivables	Trade accounts receivables	Trade accounts receivables	Trade accounts receivables	Trade accounts receivables	Other Receivables
06.30.09	13,175	7,767	1,485	197	1	45	700	123	24,330
09.30.09	—	—	—	—	—	—	—	—	5,211
12.31.09	—	—	—	—	—	—	—	—	2,515
03.31.10	—	—	—	—	—	—	—	—	11,643
06.30.10	—	—	—	—	—	—	—	—	4,472
09.30.10	—	—	—	—	—	—	—	—	2,109

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements (Continued)

(in thousands of pesos)

4.	CLASSIFICATION OF OUTSTANDING DEBTS ACCORDING TO THEIR MATURITY

a.	There are no past due debts as of March 31, 2009.

b.	Debts without a due date as of March 31, 2009.

	Loans	Taxes Payable	Other debts	Allowances
Current	113,607	—	—	—
Non-current	—	81,633	6,179	117

c.	Debts to fall due as of March 31, 2009.

	Trade accounts payable	Law No. 19,550 Section 33					Loans	Salaries and Social Security Payable	Taxes Payable	Other debts
		IBSA	CYRSA	IRSA	IGSA	APSA
		Trade accounts payable	Trade accounts payable	Trade accounts payable	Trade accounts payable	Trade accounts payable
06.30.09	38,045	323	40	377	104	708	31,854	1,250	10,001	2,944
09.30.09	—	—	—	—	—	—	45,170	2,278	959	—
12.31.09	—	—	—	—	—	—	—	600	959	—
03.31.10	—	—	—	—	—	—	—	—	2,657	—

5.	CLASSIFICATION OF OUTSTANDING ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES ACCORDING TO THEIR FINANCIAL EFFECTS

a.

		Law No. 19,550 Section 33
		FyO	Acres del Sud S.A.	Cactus	Comercializadora Los altos S.A.	Agrology	ANTA	Tarshop
	Trade accounts receivables	Trade accounts receivables	Trade accounts receivables	Trade accounts receivables	Trade accounts receivables	Trade accounts receivables	Trade accounts receivables	Trade accounts receivables
In Ps.	6,292	7,767	1,485	197	1	45	700	123
In US$	6,883	—	—	—	—	—	—	—

	Other Receivables	Law No. 19,550 Section 33
		FyO	Cactus	IGSA	CAMSA	Agro Uranga	ANTA
		Other Receivables	Other Receivables	Other Receivables	Other Receivables	Other Receivables	Other Receivables
In Ps.	68,813	24	6,191	9,135	9,062	1,300	38,804
In US$	18,412	—	—	—	—	—	—

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements (Continued)

(in thousands of pesos)

b.	All accounts receivable and other receivables are not subject to adjustment provisions.

c.

	Trade accounts receivable	Law No. 19,550 Section 33
		FyO	Acres del Sud S.A.	Cactus	Comercializadora Los altos S.A.	Agrology	ANTA	Tarshop
		Trade accounts receivable	Trade accounts receivable	Trade accounts receivable	Trade accounts receivable	Trade accounts receivable	Trade accounts receivable	Trade accounts receivable
Outstanding balances accruing interests	—	—	—	—	—	—	—	—
Outstanding balances not accruing interests	13,175	7,767	1,485	197	1	45	700	123

	Other Receivables	Law No. 19,550 Section 33
		FyO	Cactus	IGSA	CAMSA	Agro Uranga	ANTA
		Other Receivables	Other Receivables	Other Receivables	Other Receivables	Other Receivables	Other Receivables
Outstanding balances accruing interests	15,622	—	6,080	8,602	—	—	32,553
Outstanding balances not accruing interests	71,603	24	111	533	9,062	1,300	6,251

6.	CLASSIFICATION OF DEBTS ACCORDING TO THEIR FINANCIAL EFFECTS

a.

	Trade accounts payable	Law No. 19,550 Section 33					Loans	Salaries and Social Security Payable	Taxes Payable	Other debts	Allowances
		IBSA	CYRSA	IRSA	IGSA	APSA
		Trade accounts payable	Trade accounts payable	Trade accounts payable	Trade accounts payable	Trade accounts payable
In Ps.	13,696	323	40	377	104	708	128,711	4,128	96,209	7,419	117
In US$	24,349	—	—	—	—	—	61,920	—	—	1,704	104

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements (Continued)

(in thousands of pesos)

b.	All debts outstanding are not subject to adjustment provisions.

c.

	Trade accounts payable	Law No. 19,550 Section 33					Loans	Salaries and Social Security Payable	Taxes Payable	Other debts	Allowances
		IBSA	CYRSA	IRSA	IGSA	APSA
		Trade accounts payable	Trade accounts payable	Trade accounts payable	Trade accounts payable	Trade accounts payable
Outstanding balances accruing interests	6,222	—	—	—	—	—	189,430	—	—	—	—
Outstanding balances not accruing interests	31,823	323	40	377	104	708	1,201	4,128	96,209	9,123	117

7.	INTEREST IN OTHER COMPANIES (Law No. 19,550 Section 33)

Interests in other companies’ capital and the number of votes held in those companies governed by Law No. 19,550 Section 33 are explained in Note 2 to the consolidated financial statements and intercompany balances as of March 31, 2009 are described in captions 4 and 5 above.

8.	RECEIVABLES FROM OR LOANS TO DIRECTORS AND STATUTORY AUDIT COMMITTEE MEMBERS

As of March 31, 2009 there were advance payments to directors for Ps. 426, and there were no receivables due from or loans to Statutory Auditors and relatives up to and including second degree, of directors and Statutory Auditors.

9.	PHYSICAL INVENTORIES

The company conducts physical inventories once a fiscal year in each property, covering all the assets under such account. There is no relevant immobilization of inventory.

10.	VALUATION OF INVENTORIES

We further inform the sources for the information used to calculate the fair value:

a.	Cattle for fattening, valued at the market value net of estimated sale expenses: quotation in Mercado de Hacienda de Liniers and other representative of the market.

b.	Cattle for raising and daily production valued at its replacement cost: according to specific appraisals made by renowned experts.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements (Continued)

(in thousands of pesos)

c.	Crops: official quotation of the Cámara Arbitral de Cereales for the port closest to the warehouse, published by media of wide circulation (Diario La Nación) net of estimated sale expenses.

d.	The remaining inventory stated at its replacement cost:

- Seeds, forage and materials: replacement cost published by a well-known magazine (revista Márgenes Agropecuarios).

- Unharvested crops: replacement cost of goods and services needed to obtain similar assets, which does not exceed the net realization value as of each period-end.

11.	TECHNICAL REVALUATION OF FIXED ASSETS

There are no fixed assets subject to technical revaluation.

12.	OBSOLETE FIXED ASSETS

There are no obsolete fixed assets with accounting value.

13.	EQUITY INTERESTS IN OTHER COMPANIES

There are no equity interests in other companies in excess of the provisions of Law No. 19,550 Section 31.

14.	RECOVERABLE VALUES

The recoverable value of the inventory under consideration is the higher between the net realizable value (selling price at the end of the period less estimated selling expenses) and the economic use value determined.

15.	INSURANCES

The types of insurance used by the company are the following:

Insured property	Risk covered	Amount insured Pesos	Book value Pesos
Buildings, machinery, Silos, installation and furniture	Theft, fire and technical insurance	102,466	35,170
Vehicles	Third parties, theft, fire and civil liability	4,499	910

16.	CONTINGENCIES

As of March 31, 2009 there are no contingent situations that have not been accounted for or adequately exposed in notes according to accounting standards.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements (Continued)

(in thousands of pesos)

17.	IRREVOCABLE CONTRIBUTIONS TO CAPITAL ON ACCOUNT OF FUTURE SUBSCRIPTIONS

None.

18.	DIVIDENDS ON PREFERED STOCK

There are no cumulative dividends not paid on preferred stock.

19.	LIMITATIONS OF PROFIT DISTRIBUTIONS

See Note 10 to the Financial Statements.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Business Highlight

Buenos Aires, May 12, 2009 - Cresud S.A.C.I.F. y A. (Nasdaq: CRESY – BCBA: CRES), one of the leading agricultural companies in Argentina, announces today its results for the first nine months of Fiscal Year 2009 ended March 31, 2009.

Effective as from the second quarter of fiscal year 2009, Cresud presents its financial statements in consolidated form with those of IRSA Inversiones y Representaciones S.A., in which we held an equity interest of 54.01% as of March 31, 2009.

Cresud’s consolidated income statement for the period beginning July 1, 2008 and ended March 31, 2009 (nine months) includes the results of IRSA Inversiones y Representaciones Sociedad Anónima from October 1, to March 31, 2009 (six months). Cresud’s consolidated financial statements as of March 31, 2008, disclosed in the comparative tables; do not include IRSA’s consolidated data, thus affecting the comparability of the income statement.

Results for the first nine months of fiscal year 2009 showed a net income of Ps.4.7 million compared to Ps.27.6 million posted the same period of the previous fiscal year. The result mainly reflects the financial effects of the current world crisis and the impact of adverse weather conditions on some productive areas.

Consolidated agribusiness sales for the period amounted to Ps.133.3 million, 29.1% higher than those posted for the same period of the previous fiscal year. Noteworthy in this respect are the 49.5% increase in sales of crops, the of 11.4% increase in sales of milk and the 54.6% increase in sales of the Others line, partially offset by a 39.8% reduction in beef cattle sales compared to the same period of the previous fiscal year.

Agribusiness production revenues amounted to Ps.63.0 million in the period ended March 31, 2009, 10.4% down from those recorded in the same period of the previous fiscal year. The decrease is explained mainly by a Ps.9.8 million drop in the beef cattle segment, partially offset by an increase in the crops and milk segments.

Consolidated sales in the real estate business for the period were Ps.617.8 million for the six month period ended March 31, 2009, whereas gross income for the real estate segment stood at Ps.356.5 million.

Gross profit during the first nine months of fiscal year 2009 amounted to Ps.366.0 million compared to Ps.40.7 million during the same period of the previous year. This increase mainly reflects the effect of considering the gross profit mentioned in the previous paragraph due to the consolidation of the results of the real estate business of our controlled company IRSA.

Operating results for the period ended March 31, 2009 showed a Ps.108.9 million profit, composed of operating income of Ps.137.2 million in IRSA’s segments for the six-month period ended March 31, 2009 and a loss of Ps.28.3 million from Cresud’s agribusiness activities for the first nine months of fiscal year 2009, compared to Cresud’s operating income of Ps.33.8 million recorded in the same period of the previous fiscal year. This reduction in the results from the agribusiness activities reflects its lower gross profit and a lower income of Ps. 20.7 million because of sales of farms in the previous period and absent during this period, combined to a lesser extent with higher selling expenses, in line with the increase in sales and administrative expenses.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Business Highlight (continued)

Macroeconomic Context

The level of activity in the Argentine economy has started to be affected, mirroring the situation exhibited by other economies over the past months.

Regarding the performance of economic activity in Argentina, according to the most recently released official data available as of the date of this report and concerning the month of February 2009, the Monthly Estimate of Economic Activities (Estimador Mensual de la Actividad Económica, EMAE) shows a 2.1% growth compared to the same month of the previous fiscal year: this suggests that the Argentine economy has grown at a pace slower than in recent months.

When it comes to Public Finances, fiscal accounts, foreign trade current account balances and the reserves held by the Central Bank of Argentina (Banco Central de la República Argentina, BCRA), they have performed irregularly in recent months. Although at the end of 2008 the Primary Result indicator had shown a 26.5% increase compared to the figure posted in calendar 2007, in the first quarter of 2009 this indicator dropped by 49.0% compared to the first quarter of 2008. The reason for such variation can be found in the deterioration of tax revenues because of the deceleration in the level of activity and the decrease in the export values subject to withholdings. As regards the country’s external accounts, Argentina posted a US$ 3,556 million trade surplus during the first quarter of calendar 2009, equivalent to a 12.5% increase compared to the same quarter in the previous fiscal year, thus reverting the trend shown in the last quarter of calendar 2008. As a consequence, BCRA maintains a strong position in terms of reserves and succeeded in accumulating as of March 31, 2009, a level of US$ 46,509 million, it is thanks to these reserves that the Central Bank has the capability of dealing with the increased volatility in the capital inflows and outflows caused by the uncertainty prevailing in the financial markets.

As regards the various sectors of the economy, the main indicators show a certain slow-down in the pace of growth of activities. As concerns the construction industry, according to the data shown by the Summary Indicator of Construction Activities (Indicador Sintético de la Actividad de la Construcción, ISAC) prepared by the National Institute of Statistics and Censuses (Instituto Nacional de Estadísticas y Censos, INDEC), its activities have dropped by 2.7% for the period January-March 2009 compared to the same period of the previous fiscal year, whereas in calendar 2008 such indicator has grown by 5.0%. As regards retail sales, sales in supermarkets and shopping centers have grown by 21.9% and 1.6% respectively in the first quarter of the calendar year compared to the same quarter of the previous fiscal year whereas during calendar 2008 these sales grew by 34.6% and by 22.0%.

As regards the residential real estate market, the scenario of uncertainty has caused a slow-down in the number of transactions in the first quarter of the year compared to the same quarter in the previous year. However, the prices of the housing units remain relatively stable. It is clear though that there are no expectations in Argentina that a sub-prime mortgage loan crisis may affect the values of housing units as has been the case in other economies because home mortgage loans in the Argentine market remain at hardly 2.0% of the country’s GDP.

As concerns the office rental market in Buenos Aires, and according to Colliers, since the end of 2008 and as a result of the changes occurred in the economic scenario, competition started based on prices in order to capture demand. The average prices offered were still in January 2009 higher than those offered in 2007 though lower than those offered in June 2008, as this month had marked a peak in prices.

As regards the Hotel sector, according to data released by the Tourism Secretariat in connection with the International Tourism Poll (Encuesta de Turismo International, ETI) as of February 2009, the number of tourists arriving in Argentina (accumulated over twelve months) is 3.0% smaller than the same accumulated figure in the previous year.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Business Highlight (continued)

Despite an overall less favorable context, the real estate segments accessed by Cresud through its stake in IRSA continue to show a robust position within the current environment: this may be explained by the quality of our assets and by how appealing they are to the market, which in turn translates into high occupancy levels and cash flow generation capacity associated to our low levels of short-term indebtedness. The economy’s various sectors and markets are starting to show a gap between the strength of their real assets (considered either in terms of value and/or cash generation capacity) and the value of the instruments representative of such assets (as would be the case of bonds or shares) and our companies are not alien to that situation.

In recent months, Argentina’s main productive geographical areas have been experiencing one of the worst droughts in the past 70 years. Therefore, the agricultural and cattle raising business has been adversely affected, and so has been the agricultural 2008/2009 season, the expectations for the next season campaign and beef cattle stocks. The scarcity in rainfalls has had an impact on the yields and surface areas planted and in turn, it has had an impact also on beef cattle herds by causing the death of animals and adversely affecting the output of meat and milk. According to estimates by the Argentine Secretary of Agriculture, Cattle Raising, Fishing and Food Industries (SAGPyA in Spanish), the production of sunflower for this season is expected to be 48.0% less than for the previous season. In the case of wheat, from the 16.3 million tons produced in the previous season, the output for the 2008/2009 season is expected to be only 8.3 million tons. As regards corn, the final output is expected to be between 12.5 million tons and 13.8 million tons although in the past season production had been close to 22 million tons. As regards soybean and according to USDA estimates, Argentina’s output will be 39 million tons, down from the 46.2 million tons produced in the previous season. As regards the prices of crops, improvements have been noted in the wake of the drop caused by the economic and financial global crisis, because of the decrease in South America’s crop outputs due to the drought.

Summary of Operations

Crops

Crop sales for the nine-month period of fiscal 2009 totaled Ps. 79.3 million, compared to sales for Ps. 53.1 million in the previous period. The volume of crops sold was 132,828 tons at an average price per ton of Ps. 597.2 compared to the 96,201 tons sold at an average price of Ps. 551,7 in the same period of the previous fiscal year. The increase in the tons sold is mainly due to the increase in the levels of stocks of crops at the beginning of fiscal year 2009 and to the 34.6% increase in production, which rose from 60,560 tons for the first nine months of fiscal year 2008 to 81,537 tons for the same period in fiscal year 2009. Income from production totaled Ps. 36.7 million, 0.8% higher than the income obtained from production in the same period of fiscal year 2008. In turn, the result from production for the period ended March 31, 2009 was a Ps. 15.4 million loss, in contrast with the Ps. 11.5 million income for the same period in the previous fiscal year. The decrease in the result from production was mainly due to the reduction in average yields, mainly attributable to the adverse effects of the drought, the decrease in the average price of commodities and the increase in direct and indirect costs arising from higher production volumes and higher input costs.

The stock of crops as of the end of the period totaled 54,500 tons, 18,749 of which were corn, 12,691 were sunflower, 11,750 were wheat and 5,365 were soybean. The rest of the stock includes barley, sorghum and other minor crops.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Business Highlight (continued)

As of March 31, 2009, we had harvested 100% of wheat and sunflower, 20% of the corn and 4% of the soybean. The production of corn and soybean is projected to be lower than the amounts forecasted as a result of the unfavorable weather conditions.

Gross results in the business for the period ended March 31, 2009 shows a Ps.0.1 million profit, compared to a Ps.16.8 million income recorded in the same period of the previous year.

For the current season we have allocated 111,322 hectares to agriculture, 59,501 of which are leased from third parties and 8,067 are operated under concession. Compared to the previous fiscal year, we have increased the number of total hectares allocated to agriculture by 51,775, which stand for an 86.9% increase, mainly due to the inclusion of 10,448 hectares in production located in the Republic of Bolivia.

Beef Cattle

As of March 31, 2009, the Company’s cattle stock was 91,892 head, with a total of 128,876 hectares allocated to beef cattle activities.

Beef cattle sales decreased compared to the previous fiscal year, down from Ps. 18.9 million as of March 31, 2008 to Ps. 11.4 million as of March 31, 2009. During the first nine months of fiscal year 2009 the tons sold had amounted to 3,950, whereas in the same period of fiscal 2008 the tons sold had amounted to 7,384. Beef cattle production has been 5,513 tons, which stands for a 21.8% drop compared to the previous fiscal year.

The gross result from the beef cattle segment was a Ps.0.4 million loss for the first nine months of fiscal year 2009, compared to Ps. 7.3 million income for the same period of the previous fiscal year. The decrease in production volumes was mainly due to scarce rainfall in certain areas, which forced us to sell animals prematurely and to relocate cattle in other farms in certain cases, which caused delays in the fattening process. In addition, prices fell due to the early sale of animals in the market.

Milk

Milk production dropped by 0.9% in the period, down from 15.9 million liters as of March 31, 2008 to 15.7 million as of March 31, 2009. This drop was mainly due to decreased efficiency in the daily output per cow measured in liters, as a consequence of the lack of pastures caused by the scarce rainfall.

During the first nine months, sales totaled Ps. 14.7 million, that is, 11.4% higher than in the first nine months of fiscal year 2008. This rise in sales is due to the increase in the average price per liter of milk, offset by the slight decrease in production.

The gross result was Ps. 1.7 million income, compared to Ps. 4.5 million income for the first nine months of the previous fiscal year.

During the first nine-month period of fiscal year 2009 the stock of dairy cattle amounted to 8,351 head over 4,106 hectares allocated to milk production, whereas for the same period of the previous fiscal year we had 8,514 cattle head over 3,723 hectares. On average, there are 3,273 cows in milking per day, 5.6% higher than those in the same period of the previous year.

At present, the Company has three dairy facilities, two in the “La Juanita” farm and one in “El Tigre”, a dairy farm equipped with state-of-the-art technology.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Business Highlight (continued)

Purchase and Sale of Farms

Subsequent to the end of the quarter, a sales deed was executed for the sale of 1,658 hectares in the “Los Pozos” farm located in the Province of Salta. The price for the transaction was fixed at US$ 0.5 million, which price was fully paid. The Company had carried the property sold in its books at a price of US$ 7 per hectare, whereas the price of the transaction was agreed at US$ 320 per hectare.

Development of marginal lands

During the third quarter of fiscal year 2009, we continued with the development of our “Los Pozos” farm located in the Province of Salta. As of March 31, 2009, we had approximately 62,000 hectares of prairies sown, 43,000 hectares of which were allocated to beef cattle production. In the first nine months of fiscal year 2009, approximately 4,400 hectares were used for agricultural production. In addition, development continued in Agropecuaria Anta S.A. (formerly named Agropecuaria Cervera S.A.), with our aim to have approximately 8,100 hectares allocated to own production and 5,132 hectares leased to third parties by the end of this fiscal year.

As of March 31, 2009, Cresud held own land reserves amounting to over 218,174 hectares. In addition, we have a concession over 148,785 hectares reserved for future development.

IRSA Inversiones y Representaciones S.A.

As from the second quarter of fiscal year 2009, Cresud started to present its financial statements in consolidated form with those of IRSA Inversiones y Representaciones S.A., in which company we held a 54.01% ownership interest as of March 31, 2009.

The following information corresponds to data extracted from the balance sheet of our subsidiary IRSA Inversiones y Representaciones S.A. as of March 31, 2009:

Offices and Other Rental Properties

During the first nine-month period of fiscal year 2009, income from rental properties totaled Ps.106.6 million, a 46.0% increase compared to the figure of Ps.73.0 million recorded in the same period of fiscal year 2008.

We have grown significantly in this segment in recent years, as shown by the increase in leaseable areas and low vacancy rates, combined with higher lease rates. The acquisitions made have helped us gain a strong leading position in the Buenos Aires office rental market.

Occupancy levels at our offices were 96.3% at the end of the nine-month period of fiscal year 2009, including the Edificio Republica, which is under the process of being absorbed by the market.

Sale of Properties. Along the fiscal year, and after the nine-month period ended in March 2009, the Company executed sales deeds over 19,371 sqm of gross leasable area represented by some of its non-core office assets in several transactions that totaled US$ 52.0 million. These transactions involve seven functional units in Edificio Dock del Plata representative of 3,739 sqm of gross leasable area; a commercial property in Puerto Madero, named as Crucero I and representative of 192 sqm of gross leasablea area, 5 functional units at Edificio Libertador 498 representative of 3,099 sqm of gross leasable area; one functional unit in the building located in Av. Madero 942 representative of 768 sqm of gross leasable area;

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Business Highlight (continued)

5 floors in the building Edificio Laminar Plaza, representative of 6,520 sqm of gross leasable area; 3 parking lot spaces at the building located in Madero 1020 representative of 37 sqm of gross leasable area and the building located in Reconquista street, representative of 5,016 sqm of gross leasable area. These decisions not only allows the company to increase its financial strength, but also allows it to refocus on the execution of potential business opportunities coming into our portfolio. (See references to Dique IV and PAMSA Offices below).

Edificio República. We continue with the process of marketing the square meters incorporated into our portfolio through the acquisition of Edificio República: at the end of the third quarter we had attained a 64.8% occupancy level.

Dique IV, Puerto Madero. We have completed the construction of 11,000 square meters of gross leaseable area in Dique IV, Puerto Madero. Therefore, we have entered into a lease agreement for eight office floors spanning more than 10,000 sqm with a top-notch lessee: the effective date of such lease is subject to compliance with certain technical and operational matters associated to the operation of the building.

PAMSA Offices. Our subsidiary APSA is developing an office building in the intersection of Av. Gral Paz and Panamericana through Panamerican Mall S.A. as referenced later on in this document.

Below is detailed information on our office space as of March 31, 2009:

Offices and Other Rental Properties

	Date of Acquisition	Leaseable Area sqm (1)	Occupancy rate (2)	IRSA’s effective interest	Monthly rental income Ps./000 (3)	Annual accumulated rental income over fiscal periods Ps./000 (4)			Book value $/000 (5)
			Mar-09			2009	2008	2007
Offices
Intercontinental Plaza (6)	11/18/97	22,535	100.00%	100%	1,702	12,003	8,808	7,972	87,524
Dock Del Plata (13)	11/15/06	5,512	100.00%	100%	431	4,986	5,295	2,000	20,204
Libertador 498 (15)	12/20/95	7,433	100.00%	100%	728	7,234	6,173	4,424	27,453
Maipú 1300	09/28/95	10,280	100.00%	100%	934	7,025	6,023	4,276	40,016
Laminar Plaza	03/25/99	6,521	94.97%	100%	688	4,882	4,034	3,386	27,708
Reconquista 823/41	11/12/93	5,016	100.00%	100%	245	1,898	1,679	649	17,953
Suipacha 652/64	11/22/91	11,453	100.00%	100%	508	2,713	1,805	1,147	11,501
Edificios Costeros	03/20/97	6,389	71.90%	100%	410	3,218	2,888	2,297	17,510
Costeros Dique IV	08/29/01	5,437	100.00%	100%	501	3,841	3,325	1,462	19,846
Bouchard 710	06/01/05	15,014	100.00%	100%	1,594	12,666	9,324	6,606	66,539
Bouchard 551	03/15/07	23,378	100.00%	100%	1,886	14,742	11,496	471	153,480
Madero 1020 (16)	12/21/95	178	100.00%	100%	—	25	73	72	597
Torre Bank Boston (14)	08/27/07	15,350	100.00%	100%	1,526	14,227	9,005	—	158,569
Edificio República	04/28/08	19,533	64.85%	100%	1,649	11,972	N/A	N/A	225,522
Works in progress Dique IV (11)	12/02/97	—	N/A	100%	N/A	—	—	—	65,003
Other Offices (7)	N/A	2,909	89.24%	N/A	88	925	1,016	962	8,045

Subtotal Offices		156,938	94.1%	N/A	12,890	102,357	70,944	35,724	947,470
Other properties
Commercial Properties (8)	N/A	312	11.86%	N/A	31	191	138	179	3,687
Museo Renault	12/06/07	1,275	100.00%	100%	—	267	114	N/A	4,901
Thames (6)	11/01/97	33,191	100.00%	100%	82	455	455	455	3,899
Santa María del Plata S.A.	07/10/97	60,100	100.00%	90%	6	714	623	797	12,496
Other Properties (9)	N/A	2,072	100.00%	N/A	696	2,225	214	53	4,650

Subtotal Other Properties		96,950	99.7%	N/A	815	3,852	1,544	1,484	29,633
Management Fees (12)		N/A	N/A	N/A	N/A	388	488	681	N/A

TOTAL OFFICES AND OTHER (10)		253,888	96.23%	N/A	13,705	106,597	72,976	37,889	977,103

Notes:

(1)	Total leaseable area for each property as of 03/31/09. Excludes common areas and parking.
(2)	Calculated dividing occupied square meters by leaseable area as of 03/31/09.
(3)	Agreements in force as of 03/31/09 for each property were computed.
(4)	Total consolidated leases, according to the RT21 method.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Business Highlight (continued)

(5)	Cost of acquisition, plus improvements, less accumulated depreciation, plus adjustment for inflation, less allowance for impairment in value.
(6)	Through Inversora Bolívar S.A.
(7)	Includes the following properties: Madero 942 (fully sold), Av. de Mayo 595, Av. Libertador 602, Rivadavia 2774 and Sarmiento 517 (through IRSA).
(8)	Includes the following properties: Constitución 1111, Crucero I (fully sold), Locales de Abril (fully assigned) and Casona de Abril (through IRSA and IBSA).
(9)	Includes the following properties: 1 unit in Alto Palermo Park (through IBSA), Constitución 1159 and Dique III (through IRSA), and Others IRSA.
(10)	Corresponds to the “Offices and Other Rental Properties” business unit mentioned in Note 4 to the Consolidated Financial Statements.
(11)	Corresponds to a work in progress for an AAA office building in the area of Puerto Madero.
(12)	Income from building management fees.
(13)	In the period December 2008 through January 2009 1,600 square meters of leaseable area were sold.
(14)	In December 2008 472 square meters of leaseable area were sold.
(15)	In the period January through March 2009, 3,099 square meters of leaseable area were sold.
(16)	In the period February through March, 37 sqm of leasable area were sold.

Alto Palermo S.A. (“APSA”): Shopping Centers and Consumer Finance

The following information relates to data extracted from the balance sheet of our subsidiary Alto Palermo S.A. (APSA), the company that operates our shopping center business, in which we had a 63.3% interest as of March 31, 2009.

In the nine-month period ended on March 31, 2009 our tenants’ sales amounted to Ps. 3,033.7 million. In nominal terms, these are 13.2% higher than those posted for the same period of the previous fiscal year.

The business success of our tenants allows us to maintain the occupancy rates at our Shopping Centers at 98.93%.

DOT BAIRES. This is one of the Company’s most important projects, and it includes the construction by Panamerican Mall S.A. of a shopping center, a hypermarket, a cinema complex and an office building in the neighborhood of Saavedra, City of Buenos Aires. Our aspiration is that Dot Baires should become synonym with a meeting point, the “gateway” to the City of Buenos Aires. Dot Baires will be the largest shopping center in the City of Buenos Aires in terms of square meters. The project will have 13,000 square meters for a hypermaket and 37,855 square meters of leaseable area, including a 9,000 square meter anchor store.

We are presently working on the launch of Dot Baires, scheduled for May 13.

Coto Residential Project. On September 24, 1997 we executed a public deed whereby we acquired the rights to receive parking spaces and to perform additional construction works in the real property located on the intersection of Agüero, Lavalle, Guardia Vieja and Gallo streets, in the Abasto neighborhood. On July 31, 2008, we executed a conditional barter agreement whereby we would transfer to CYRSA S.A. (CYRSA) 112 parking spaces and the right to perform additional construction works for developing two tower buildings in the property mentioned above, subject to the satisfaction of certain conditions. As consideration, Cyrsa would deliver to us an amount to be determined in the future of the units comprising the building that would be constructed equivalent to 25% of the square meters, totaling not less than four thousand and five three units with an exclusive area of fifty square meters each. The consummation of this barter is conditioned to the performance of certain material acts by Coto. Possession of the property will be delivered simultaneously with the deed of conveyance of title, which will take place 30 days after the date we give notice to CYRSA of the satisfaction of the conditions precedent. The total amount of the transaction between Cyrsa and the Company amounts to US$ 5.9 million.

Beruti Plot. Before the closing of the previous fiscal year, Alto Palermo S.A. acquired a plot of land located in Beruti 3351/9, in the neighborhood of Palermo, City of Buenos Aires. The plot has an area of 3,207 square meters and was purchased for US$ 17.8 million. The importance of this acquisition relies on the property’s strategic location, as it is very close to our major shopping center, Shopping Alto Palermo.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Business Highlight (continued)

At present we are evaluating the different uses that may be given to this property.

Shopping Centers

	Date of Acquisition	Leaseable Area sqm (1)	APSA’s Effective Interest (3)	Occupancy Rate (2)	Accumulated Rental Income as of March $/000 (4)			Book value ($ 000) (5)
					2009	2008	2007
Shopping Centers (6)
Alto Palermo	12/23/97	18,551	100.0%	100.0%	61,681	50,233	42,387	162,275
Abasto Shopping (7)	07/17/94	39,448	100.0%	99.8%	58,460	51,642	40,634	174,167
Alto Avellaneda	12/23/97	37,030	100.0%	99.7%	34,582	28,625	23,481	87,547
Paseo Alcorta	06/06/97	14,465	100.0%	99.0%	29,412	27,159	22,962	73,891
Patio Bullrich	10/01/98	11,918	100.0%	99.6%	23,450	21,135	18,833	97,343
Alto Noa Shopping	03/29/95	18,851	100.0%	99.0%	7,786	6,685	4,929	23,584
Buenos Aires Design	11/18/97	14,056	53.7%	100.0%	9,803	8,921	7,625	11,853
Alto Rosario Shopping (7)	11/09/04	28,562	100.0%	98.8%	17,170	14,470	11,154	80,061
Mendoza Plaza Shopping	12/02/04	39,686	100.0%	96.5%	19,147	17,557	13,157	86,320
Fibesa y Otros (8)	—	N/A	100.0%	N/A	12,343	17,496	13,116	—
Comercializadora Los Altos S.A.	—	N/A	100.0%	N/A	1,426	303	—	—
Neuquén (9)	07/06/99	N/A	94.6%	N/A	—	—	—	13,064
Panamerican Mall S.A. (10) (11)	12/01/06	37,890	80.0%	N/A	—	—	—	502,532
Córdoba Shopping Villa Cabrera	12/31/06	15,800	100.0%	98.2%	8,331	7,817	—	70,190

TOTAL SHOPPING CENTERS		276,256	94.9%	98.9%	283,591	252,043	198,278	1,382,827

Revenues from Tarjeta Shopping	—	N/A	80.0%	N/A	175,703	212,673	149,556	—

GENERAL TOTAL (12)		276,256	93.9%	98.4%	459,294	464,716	347,834	1,382,827

Notes:

(1)	Total leaseable area in each property. Excludes common areas and parking spaces.-
(2)	Calculated dividing occupied square meters by leaseable area on the last day of the period.-
(3)	APSA’s effective interest in each of its business units. IRSA has a 63.34% interest in APSA.-
(4)	Corresponds to total leases, consolidated as per the RT21 method.-
(5)	Cost of acquisition plus improvements, less accumulated depreciation, plus adjustment for inflation, less allowance for impairment in value, plus recovery of allowances if applicable.-”
(6)	Through Alto Palermo S.A.
(7)	Excludes Museo de los Niños
(8)	Includes revenues from Fibesa S.A. and Others.
(9)	Land for the development of a shopping center.
(10)	The project includes the construction of a shopping center, a hypermarket, a cinema complex and an office and/or residential building.
(11)	Leasable area does not include the 13,193 sqm corresponding to the hypermarket
(12)	Corresponds to the “Shopping Centers” and “Consumer Finance” business units mentioned in Consolidated Financial Statements.

Consumer Finance – Tarshop S.A. Subsidiary

In recent months, and as a result of the international financial context, we faced the need to review economic prospects in general and to revise the company’s business prospects in particular: several decisions were made, all aimed at strengthening the business in the face of the prevailing economic situation.

To face the growing volatility in the international financial scenario and to provide Tarshop S.A. with a suitable capital base taking into account the current market conditions, in September 2008 APSA decided to take part in Tarshop S.A.’s capital increase for up to Ps.60 million, and increased its equity stake in Tarshop S.A. from 80% to 93.4%. The structure costs associated to points of sales were downsized through a 17% cutback, the reduction of 13 points of sales and the leased centralized area by 10% of the total.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Business Highlight (continued)

In line with the commercial actions, various other measures have been implemented, including:

(i) Redesign of the distribution channel structure.

(ii) Changes in cash lending plans and merchant financing.

(iii) Renegotiation of conditions with merchants.

(iv) Streamlining of lending and collection policies.

(v) Revision of provisioning policies, aimed at establishing an even stricter criterion than the one suggested by the Central Bank.

During the second quarter of fiscal year 2009, Tarshop received financial assistance for an amount of Ps. 105 million, subsequently accepted as irrevocable contribution, for the purpose of strengthening its equity position, improving its financial position and repositioning Tarshop S.A., given the complex situation prevailing in the financial trust market in which part of its activity is engaged and its extremely low capitalization relative to its competitors.

Considering the situation described in the preceding paragraphs, the loan portfolio, including coupons securitized as of March 31, 2009 amounted to Ps. 643.8 million, that is, 29.3% smaller than the Ps. 910.7 million portfolio held as of March 31, 2008.

In addition, as regards collections, the 90-day delinquency rate as of March 31, 2009 amounted to 9.2%.

Therefore, net revenues went down a 17.4% from Ps. 212.7 million for the nine-month period ended March 31, 2008, to Ps. 175.7 million for the same period of the current fiscal year. Gross profit stood at Ps 78.5 million and the operating loss was Ps. 120.2 million, which reflects a decrease when compared to the Ps. 11.1 million income obtained in the nine-month period ended on March 31, 2008. Net loss for the nine-month period ended on March 31, 2009 was Ps. 66.9 million.

The operating result for the quarter ended March 2009 was a Ps. 9.4 million loss, which reveals a reduction in losses if we take into consideration the Ps. 73.7 million and Ps. 37.1 million operating losses respectively posted in the first and second quarter of fiscal year 2009. This is due to the improved capitalization combined with the relative stabilization in local financial markets, a reduction in loan loss charges and a decrease in operating expenses.

However, we will continue to work in improving Tarshop S.A.’s performance and in readying it to face the conditions currently prevailing in the market.

Sales and Developments

In the nine-month period ended March 31, 2009, revenues in the sales and developments segment amounted to Ps.137.1 million, compared to Ps.175.2 million for the same period of the previous fiscal year. The following paragraphs describe the Company’s major developments:

Caballito. On May 4, 2006 we entered into a US$7.5 million swap agreement with Koad S.A. (Koad) whereby we transferred title of block 36 of the property “Terrenos de Caballito” to Koad in order for it to develop at its sole expense, cost and risk, a complex known as “Caballito Nuevo”. The construction works have already started, and include two apartment towers of 34 floors each, with 1, 2 and 3 room units of 40 to 85 sqm. surface area, including a wide variety of amenities and services. In consideration for it, Koad paid to us US$0.05 million while the US$7.45 million balance will be repaid through the delivery of 118 apartment units and 55 parking spaces. The final number of units to be received will depend on the date of actual delivery by Koad, as the agreement provides for rewards based on terms of delivery. At present, this project is in the last development stage. Marketing started in December 2008, and from January 2009 to the date of this release, preliminary sales agreements for 31 units and for 9 parking spaces have been executed.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Business Highlight (continued)

Solares de Santa Maria, City of Buenos Aires, (formerly Santa María del Plata). The Urban Development Solares de Santa María has reached the Draft Project level, and feasibility studies have been filed with the utility companies. An agreement is being reached with the Government of the City of Buenos Aires to send a mutually acceptable Bill of Law and Agreement to the Legislature of the City of Buenos Aires for its consideration and approval.

Horizons residential project. IRSA-CYRELA is developing one of the most significant developments in Greater Buenos Aires in a plot made up by two adjacent blocks located in the Vicente López neighborhood, which will entail a new concept in residential complexes given its emphasis on the use of common spaces. This project includes two complexes, one in each block, with a total of six buildings; a complex facing the river with three 14-story buildings and another complex on Avenida del Libertador with three 17-story buildings, totaling 59,000 own sqm for sales and 110,000 sqm in total construction distributed into 467 units. The showroom was opened to the public in March 2008 quite successfully as the units have all been reserved. As of the date of these financial statements, preliminary sales agreements had been executed for 99% of the own units subject to sale and results will be reflected as progress is made in the execution of the works, consolidated at 50%. The units will be completed and delivered by early 2011.

As of April 30, 2009, the degree of progress of the works is approximately 2.03% for the “Parque” complex and 19.16% for the “Río” complex.

Terreno Caballito, CYRSA. As of the closing of fiscal year 2008, we and CYRSA executed a barter deed pursuant to which we transferred to CYRSA under a swap agreement the property described below, which has a total surface area of 9,784 square meters: plot of land, designated as Parcel ONE L, in block 35, facing Méndez de Andes street between Rojas and Colpayo streets in the Caballito neighborhood.

In turn, CYRSA agreed to carry out in the property a real estate development for residential use, which shall comprise a first stage of two free-perimeter towers and a third building to be developed in a second stage at the option of CYRSA. In exchange for the transfer of the property, CYRSA paid to IRSA US$ 0.12 million and agreed to make a non-cash consideration consisting in transferring under barter to IRSA certain home units in the buildings to be built which will represent 25% of the meters. Furthermore, as security for the performance of its obligations, CYRSA has created a security interest over the property by mortgaging it in favor of IRSA in the amount of US$ 12.6 million.

On July 31, 2008, the deed of conveyance of title to the land was executed.

The following is a detail of the properties being developed by IRSA as of March 31, 2009.

Sales

Statistical Data presented comparatively with the same period of the four previous fiscal years.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Business Highlight (continued)

SALES	Sales of Properties Accumulated at (Ps. 000)
	03. 31.09	03. 31.08	03. 31.07	03. 31.06	03. 31.05
Residential Apartments
Torres Jardín	513	502	—	—	—
Torres de Abasto (1)	319	295	—	—	11
Edificios Cruceros	—	1,262	8,383	4,246	—
Palacio Alcorta (1)	—	—	—	22,969	—
Torres Renoir	48,768	—	—	—	—
Torres Renoir II	—	56,590	—	—	—
Alto Palermo Park (4)	—	—	—	63	—
San Martín de Tours	2,042	2,359	4,109	—	—
Other	452	49	—	—	—

Residential Communities
Abril / Baldovinos (2) (3)	6,136	1,756	1,124	3,620	2,160
Villa Celina I, II and III	76	—	—	—	—

Land Reserve
Terreno Rosario (1)	7,644	3,428	—	—	—
Canteras Natal	—	51	83	—	—
Aguero 596 (1)	1,041	—	—	—	—

Other
Alsina 934	—	—	—	1,833	—
Dique II	—	—	—	—	—
Dique III	—	—	26,206	—	23,624
Bouchard 551	—	108,423	—	—	—
Madero 1020	271	476	—	—	1,806
Torre Bank Boston	6,850	—	—	—	—
Madero 942	6,137	—	—	—	—
Dock del Plata	15,312	—	—	—	—
Libertador 498	36,350	—	—	—	—
Locales Crucero I	2,006	—	—	—	—
Other	3,183	—	108	33	—

TOTAL	137,100	175,191	40,013	32,764	27,601

Notes:

(1)	Through Alto Palermo S.A.
(2)	Retail stores in Abril, which belong to IRSA and IBSA on a 50/50 basis. Include sale of shares in April.
(3)	Includes income from the sale of dormies.
(4)	Through Inversora Bolívar S.A

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Business Highlight (continued)

Sales and Developments

Development	Date of Acquisition	Estimated Real/Cost (Ps. 000) (1)	Area intended for Sale (sqm) (2)	Total Units/Lots (3)	IRSA’s Effective Interest	Percentage Built	Percentage Sold (4)	Accumulated Sales (Ps. 000) (5)	Acummulated Sales as of March 31 of fiscal years (Ps.000) (6)			Book Value Ps./000 (7)
									2009	2008	2007
Residential Apartments
Torres Renoir (15)	09/09/99	22,861	5,383	28	100.00%	100.00%	96.00%	48,768	48,768	—	—	3,299
Crédito permuta Terreno Rosario (8) (15)	04/30/99	—	1,504	15	63.34%	53.77%	0.00%	—	—	—	—	11,023
Terrenos de Caballito (16)	11/03/97	41,947	9,784	1	50.00%	0.00%	0.00%	—	—	—	—	4,429
Credit for barter of Terreno Caballito (Cyrsa) (15)	11/03/97	—	7,451	—	100.00%	0.00%	0.00%	—	—	—	—	21,087
Credit for barter of Terreno Caballito (KOAD) (15) (17)	11/03/97	—	6,833	118	100.00%	70.00%	26.25%	—	—	—	—	26,109
Libertador 1703 y 1755 (Horizons)	01/16/07	117,850	59,000	467	50.00%	11.78%	98.00%	—	—	—	—	89,966
Other Residential Apartments (10)	N/A	254,241	123,082	1,554		100.00%	99.59%	389,216	3,326	61,057	12,492	2,194

Subtotal Residential Apartments		436,899	213,037	2,183				437,984	52,094	61,057	12,492	158,107

Residential Communities
Abril/Baldovinos (11)	01/03/95	130,955	1,408,905	1,273	100.00%	100.00%	97.00%	228,227	6,136	1,756	1,124	5,206
Crédito permuta Terreno Benavidez (15)	11/18/97	—	125,889	110	100.00%	97.00%	100.00%	11,830	—	—	—	9,995
Villa Celina I, II y III	05/26/92	4,742	75,970	219	100.00%	100.00%	100.00%	14,028	76	—	—	—

Subtotal Residential Communities		135,697	1,610,764	1,602				254,085	6,212	1,756	1,124	15,201

Land Reserves
Puerto Retiro (9)	05/18/97	—	82,051	—	50.00%	0.00%	0.00%	—	—	—	—	54,251
Santa María del Plata	07/10/97	—	675,952	—	90.00%	0.00%	10.00%	31,000	—	—	—	135,785
Pereiraola (11)	12/16/96	—	1,299,630	—	100.00%	0.00%	0.00%	—	—	—	—	21,717
Terrenos Alcorta (8)	07/07/98	—	1,925	—	63.34%	0.00%	100.00%	22,969	—	—	—	—
Terreno Rosario (8)	04/30/99	—	42,620	—	63.34%	0.00%	19.85%	11,072	7,644	3,428	—	14,527
Caballito Mz 35	11/13/97	—	9,784	—	100.00%	0.00%	100.00%	19,152	—	—	—	—
Canteras Natal Crespo	07/27/05	—	4,320,000	—	50.00%	0.00%	0.00%	223	—	51	83	5,555
Terreno Berutti (8)	06/24/08	—	3,238	—	63.34%	0.00%	0.00%	—	—	—	—	52,122
Pilar	05/29/97	—	740,237	—	100.00%	0.00%	0.00%	—	—	—	—	3,408
Espacio Aereo Coto (8)	09/24/97	—	19,755	—	63.34%	0.00%	0.00%	—	—	—	—	13,188
Torres Jardín IV	07/18/96	—	3,201	—	100.00%	0.00%	0.00%	—	—	—	—	3,030
Terreno Caballito (8)	11/03/97	—	23,389	—	63.34%	0.00%	0.00%	—	—	—	—	36,741
Patio Olmos	09/25/07	—	5,147	—	100.00%	100.00%	100.00%	—	—	—	—	32,949
Otras Res. de Tierra (12)	N/A	—	16,788,143	—	81.67%	0.00%	0.00%	1,041	1,041	—	—	11,873

Subtotal Land Reserves			24,015,072	—				85,457	8,685	3,479	83	385,146

Others
Dique III	09/09/99	—	10,474	3	100.00%	0.00%	100.00%	91,638	—	—	26,206	—
Bouchard 551	03/15/07	—	9,946	N/A	100.00%	100.00%	100.00%	108,423	—	108,423	—	—
Madero 1020	12/21/95	—	5,056	N/A	100.00%	100.00%	100.00%	16,947	271	476	—	—
Della Paoleras 265	08/27/07	—	472	N/A	100.00%	100.00%	100.00%	6,850	6,850	—	—	—
Madero 942	08/31/94	—	732	N/A	100.00%	100.00%	100.00%	6,137	6,137	—	—	—
Dock del Plata	11/15/06	—	1,600	N/A	100.00%	100.00%	100.00%	15,312	15,312	—	—	—
Libertador 498	12/20/95	—	3,099	N/A	100.00%	100.00%	100.00%	36,350	36,350
Locales Crucero I		—	192	N/A	100.00%	100.00%	100.00%	2,006	2,006
Otros (13)	N/A	—	7,017	33	100.00%	100.00%	99.22%	24,651	3,183	—	108	—

Subtotal Others		—	38,588	36				308,314	70,109	108,899	26,314	—

TOTAL (14)		572,596	25,877,461	3,821				1,085,840	137,100	175,191	40,013	558,454

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Business Highlight (continued)

Notes:

(1)	Cost of acquisition plus total investment made and/or planned for apartments and residential communities’ projects developed or being developed (adjusted for inflation as of 02/28/03, if applicable)
(2)	Total area devoted to sales upon completion of the development or acquisition and before the sale of any of the units (including parking and storage spaces though not including common areas). In the case of Land Reserves the land area was considered.
(3)	Represents the total units or plots upon completion of the development or acquisition (excluding parking and storage spaces).
(4)	The percentage sold is calculated dividing the square meters sold by the total saleable square meters, which includes sales as per the preliminary sales agreement for which no deed for the conveyance of title has yet been executed.
(5)	Includes only the cumulative sales consolidated by the RT21 method adjusted for inflation up to 02/28/03.
(6)	Corresponds to the company’s total sales consolidated by the RT4 method adjusted for inflation as of 02/28/03. Excludes turnover tax deduction.
(7)	Cost of acquisition plus improvements, plus capitalized interest of consolidated properties in portfolio as of March 31, 2009, adjusted for inflation as of 02/28/03.
(8)	Through Alto Palermo S.A..
(9)	Through Inversora Bolívar S.A..
(10)	Includes the following properties: Torres de Abasto, Edificios Cruceros, San Martin de Tours, Alto Palermo Park, Caballito Mz 36, Torre Renoir II barter, Minetti D, Dorrego 1916 and Padilla 902 through IRSA.
(11)	Directly through IRSA and indirectly through Inversora Bolivar S.A. Includes sales of shares in Abril.
(12)	Includes the following land reserves: Isla Sirgadero, Terreno San Luis, Pontevedra, Mariano Acosta, Merlo, Intercontinental Plaza II, and C.Gardel 3134, C.Gardel 3128, Aguero 596 (fully sold), Zelaya 3102, Conil and Others APSA (through APSA).-
(13)	Includes the following property: Puerto Madero Dock XIII. It also includes income from termination (through IRSA and IBSA) and income due to the reimbursement of common maintenance expenses, stamp tax and associated fees.
(14)	Corresponds to the “Sales and Developments” business unit mentioned in Note 4 to the Consolidated Financial Statements.
(15)	Corresponds to swap receivables disclosed as “Inventories” in the Consolidated Financial Statements.
(16)	Owned by CYRSA S.A.
(17)	The degree of progress of the works is as reported on December 31, 2008.

Hotels

Income from the hotel segment rose by 10.5%, up from Ps. 115.1 million for the first nine months of fiscal year 2008 to Ps. 127.1 million for the same period in fiscal year 2009.

This was mainly due to the increase in the average rate, which in the first nine-month period of fiscal year 2009 reached an average Ps.642 per room rate, compared to Ps.619 in the previous period whereas average occupancy was 73.9% compared to 75.7% for the same period in the previous fiscal year. This slight drop in the occupancy average can be attributed to Hotel Llao-Llao, whose average occupancy level for the nine-month period ended March 2009 was 60.6%.

The following table shows information regarding our hotels for the nine-month period as of March 31, 2009.

Hotels	Date of Acquisition	IRSA’s Effective Interest	Number of Rooms	Average Occupancy (1)	Average Price per room Ps. (2)	Sales as of March 31 Ps./000			Book Value as of March 31, 2009 (Ps.000)
						2009	2008	2007
Intercontinental (3)	11/01/97	76,34%	309	74,6%	539	45,442	41,165	33,107	57,868
Sheraton Libertador (4)	03/01/98	80,00%	200	86,6%	444	28,777	25,181	22,019	43,638
Llao Llao (5)	06/01/97	50,00%	201	60,6%	1126	52,920	48,732	39,246	88,880
Terrenos Bariloche (5)	12/01/06	50,00%	N/A	N/A	N/A	N/A	N/A	N/A	21,900

Total	—	—	710	73,9%	646	127,139	115,078	94,372	212,286

Notes:

1)	Accumulated average in the nine-month period.
2)	Accumulated average in the nine-month period.
3)	Through Nuevas Fronteras S.A. (Subsidiary of Inversora Bolívar S.A.)
4)	Through Hoteles Argentinos S.A.
5)	Through Llao Llao Resorts S.A.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Business Highlight (continued)

International Expansion

BrasilAgro

During the third quarter of fiscal year 2009, Cresud purchased 1,935,900 shares of BrasilAgro. As a result, our interest in BrasilAgro is 18.11% as of March 31, 2009.

As of March 31, 2009, BrasilAgro had 8 properties, with an aggregate surface area of 158,327 hectares, acquired at highly attractive prices as compared to the average in the respective regions, all of which offer high appreciation potential.

Farm	Province	Acquired in		Surface area (in hectares)	Main business (Project)	Value R$ /Ha. (R$ thousand)
Sao Pedro	Chapado do Céu (GO)	Sep-06		2,443	Sugar cane	R$	4.1
Cremaq	Baixa Grande do Ribeiro (PI)	Oct-06		32,375	Crops	R$	1.3
Jatobá (1)	Jaborandi (BA)	Mar-07		31,602	Crops and cotton	R$	1.1
Alto Taquari	Alto Taquari (MT)	Aug-07/Under analysis(2)		5,266	Sugar cane	R$	6.5
Araucária (3)	Mineiros (GO)	Apr-07		15,543	Sugar cane	R$	5.8
Chaparral	Correntina (BA)	Nov-07		37,129	Beef cattle/crops	R$	1.2
Nova Buriti	Januária (MG)	Dec-07		24,185	Forestry	R$	0.9
Preferencia	Barreiras (BA)	Sep-08/ Under analysis(2)		16,830	Beef cattle/crops	R$	0.6

			Total	165,373

	Total owned by Brasil Agro (1)(3)			158,327

(1)	The Jatobá farm is owned by Jaborandi S.A., in which company Brasil Agro has a 90% ownership interest.
(2)	Subject to the sellers’ agreement with respect to certain preceding conditions.
(3)	They correspond to the whole surface area of the Araucária farm, which was bought by BrasilAgro and Brenco. All the rights acquired and duties assumed as from the acquisition of the farm are divided between BrasilAgro and Brenco at 75% and 25% respectively.

In the third quarter of fiscal year 2009, BrasilAgro finished with the planting of the winter crops over 4,607 hectares that comprise 2,879 hectares of corn and 1,728 hectares of sorghum in the Alto Taquarí, Araucária, Cremaq and San Pedro farms. As of March 31, 2009, 61% of the soybean crops were harvested over 19,632 hectares and preparations have started for the sowing of 1,873 hectares of corn (summer crop) and 1,000 hectares of rice in the farms Alto Taquarí, Araucária, Chaparral, Cremaq, Jatobá and San Pedro. In turn, in the quarter preparations have started for planting sugar cane over new surface areas in the farms Alto Taquarí and Araucária to increase the surface areas planted with such crops.

In the nine-month period ended on March 31, 2009, BrasilAgro revenues from sales of crops amounted to R$ 10.8 million, 153.1% higher than those posted in the same period of the previous fiscal year. The net result has been a gain of R$ 4.5 million compared to the R$ 1.8 million net income posted in the same period of the previous fiscal year. This result reflects, mainly, higher income from sales of crops and a 49% increase in financial results compared to the same period in the previous fiscal year.

For the third quarter of fiscal year 2009, BrasilAgro presented consolidated assets for R$ 698,0 million, of which R$ 254.6 million are included in the Cash and Banks and Short-term Investments accounts.

Paraguay

Cresud has executed a preliminary purchase agreement for a 50% interest in 41,931 hectares in Mariscal José Felix Estigarribia, District of Boquerón, Chaco Paraguayo, Republic of Paraguay, owned by Carlos Casado S.A. for US$ 5.2 million, in order to contribute them to the new company recently organized (Cresca S.A.). The contribution was made on January 23, 2009, and the title deed to the property was executed on February 3, 2009. Therefore, jointly with the contribution made by Carlos Casado S.A., the total value of the contributions made in Cresca S.A. is US$ 10.5 million. It is to be noted that Cresca is the holder of an option conferred by Carlos Casado S.A. for the acquisition of 100,000 additional hectares located in Paraguay.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Business Highlight (continued)

Subsequent to the end of the quarter, we started with the development of our farms in Paraguay, thus adding more land allocated to agricultural production.

Bolivia

On January 22, 2009, the deed was notarized for the purchase of 4,566 hectares in the “Las Londras” farm in the Province of Guarayos, Bolivia. Also on that date US$ 3.8 million were paid, that is, 42.9% of the total amount of the transaction.

Subsequent to the close of the third quarter of fiscal year 2009, corn and soybean have started to be harvested in 10,448 hectares of the lands located in Bolivia. As of today, 80% of corn has been harvested, as well 95% of soybean. Besides, these lands allow for double crops of soybean, which entails an improvement in the results obtained per hectare in the same season.

Investments in other companies

FyO

In the period ended March 31, 2009 Futuros y Opciones.com S.A. earned income for Ps. 16.7 million, a 55.4% higher than the income posted in the same period of the previous fiscal year. The net result for the period was a Ps. 0.3 million loss.

Cactus Argentina S.A.

During the nine-month period ended March 31, 2009, Cactus Argentina S.A.’s consolidated operating income was Ps. 13.9 million, compared to the Ps. 14.9 million operating income obtained in the same period of the previous fiscal year. However, its net result for the period was a Ps. 8.2 million loss, mainly due to the drop in production caused by the scarcity of rainfall in some areas, to the markdowns resulting from the fall in the international prices of products marketed by the packing plant and the volatility in deliveries caused by the local conditions.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Business Highlight (continued)

Main indicators for the nine-month period ended March 31, 2009 and 2008

Description		9 months ended March 31, 2009	9 months ended March 31, 2008%
Sales
Wheat		23,693	12,920	83.4%
Corn		49,761	43,806	13.6%
Sunflower		4,424	5,871	(24.7)%
Soybean		45,979	28,957	58.8%
Other		8,972	4,647	93.0%

Total Crop sales (tons)		132,828	96,201	38,1%

Beef sales (tons)		3,950	7,384	(46,5)%

Milk sales (thousands of liters)		15,552	15,783	(1,5)%

Production
Wheat		21,839	21,583	1.2%
Corn		36,722	22,008	66.9%
Sunflower		13,074	8,830	48.1%
Soybean		4,603	4,852	(5.1)%
Other		5,299	3,287	61.2%

Total Crops production (tons)		81,537	60,560	34,6%

Beef production (tons)		5,513	7,053	(21,8)%

Milk production (thousands of liters)		15,731	15,880	(0,9)%

Operated surface area (in hectares)[1]
Crops	Own lands[2]	43,754	26,837	63.0%
	Leased lands	59,501	28,747	107.0%
	Farms under concession[3]	8,067	3,963	103.6%
Beef cattle	Own lands	96,081	97,901	(1.9)%
	Leased lands	32,795	32,494	0.9%
Milk	Own lands	4,106	3,723	10.3%
Sheep	Own lands	100,911	90,000	12.1%
Land reserves (in hectares)
	Own lands	218,174	224,682	(2.9)%
	Farms under concession[3]	148,785	152,889	(2.7)%
Surface area under irrigation (in hectares)
	Own lands	3,762	3,748	0.4%
	Leased lands	933	862	8.2%
Storage capacity (tons)
	Own plants	10,000	10,000	0.0%
	Leased plants	—	8,000	—
Beef cattle stock
Breeding		20,179	16,127	25.1%
Fattening		71,713	74,348	(3.5)%
Milking cows		8,351	8,514	(1.9)%

Total Beef Cattle Stock (head)		100,243	98,989	1.3%

Daily average milking cows (head)		3,273	3,100	5.6%

Stock of Sheep (head)		16,691	13,854	20.5%

Note:	1) It does not include Agro-Uranga S.A. (35.72% of 8,299 hectares).
2) It includes 883, 2,969, 3,748 and 4,566 hectares of the “San Cayetano”, “San Rafael”, “La Fon Fon” and “Las Londras” farms, respectively, located in Santa Cruz, Bolivia.
3) Lands under concession refer to the proportional area corresponding to our 99.99% interest in Agropecuaria Anta S.A.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Business Highlight (continued)

Other Relevant Highlights

Outstanding Stock Capital

As of March 31, 2009, the amount of outstanding warrants pending cancellation and resulting from the capital increase for 180 million shares of Ps.1.0 par value, in which 100% of the shares offered were subscribed locally and internationally at a subscription price of US$ 1.68 or Ps.5.0528 per share in March 2008, was 177.7 million. The stock capital was represented by 501,538,610 common shares. During the third quarter of fiscal 2009, 2,329 shares were issued as a consequence of the exercise of the conversion rights inherent in 6,987 warrants, with income for the Company amounting in this respect to US$ 0.01 million.

Consolidated Financial Debt

•	Cresud

As of March 31, 2009 our total loan indebtedness amounted to US$ 69.33 million. The analysis of the composition of such indebtedness reveals a US$ 20.67 million loan to be applied to financing our crop production, US$ 18.16 million in sellers’ notes for financing the acquisition of farms and US$ 30.50 million concentrated in the short-term.

CRESUD’s debt	Currency of issuance	Outstanding principal amount in US $ MM equivalent		Rate	Maturity date
Short term	AR$	US$	30.50	Variable	Up to 30 days
Crop production financing	US$	US$	20.67	Variable	Up to 120 days
Bolivia farms(1)	US$	US$	16.49	—	Nov-10
San Pedro farms (2)	US$	US$	1.67	7%	Sep-09
Total debt		US$	69.33

Note: The exchange rate considered for the loans was US$ 1= Ps. 3.725, corresponding to the seller’s exchange rate quoted by Banco de la Nación Argentina as of March 31, 2009.

(1)      Shown in the caption Other indebtedness in the Consolidated Balance sheet.

(2)      Shown in the caption Trade accounts payable in the Consolidated Balance sheet.

As a consequence of the purchase of farms in the Republic of Bolivia, mortgages have been raised over them. As of March 31, 2009, the mortgage on the “Las Londras” farm amounts to US$ 6.5 million, with its maturity date having been set for January 22, 2011; the mortgage over the farms “San Cayetano” and “San Rafael” amounts to US$ 5.1 million and it is set to expire in November 2010 and the mortgage over the “La Fon Fon” farm amounts to US$ 4.9 million and it is set to expire in November 2010.

On December 2, 2008, a new extension was signed concerning the term for paying the US$ 1.7 million on the purchase of the “San Pedro” farm, over which a mortgage had been raised in connection with a fraction of the farm in order to ensure payment of the purchase price agreed on the farm. By virtue of the extension, the term for payment now expires on September 30, 2009, plus interest calculated at an annual 7% interest rate to be accrued in the period beginning December 2, 2008 and ended September 30, 2009.

•	IRSA and APSA

As of March 31, 2009, IRSA’s total financial debt amounted to USD 204.98 million and to USD 412.95 million if we add APSA’s financial debt. The following is a breakdown of IRSA and APSA’s indebtedness as shown on Cresud’s consolidated balance sheet.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Business Highlight (continued)

IRSA’s debt (excluding APSA)	Currency of issuance	Outstanding principal amount in US $ MM equivalent			Rate	Maturity
Short term debt	AR$	US$	12.10		Float	May-09
Purchase of shares in Palermo Invest S.A.	US$	US$	3.00		9.00%	Oct-09
Mortgage payable over Llao Llao	US$	US$	0.76		7.00%	Dec-09
Guaranteed loans for Argentine Hotels	US$	US$	5.56		libo + 700 bps	Mar-10
Acquisition of the República building	US$	US$	33.56		12.00%	Apr-13
IRSA’s Notes (Negotiable obligations)	US$	US$	150.00	(1)	8.50%	Feb-17

Total debt		US$	204.98

APSA’s debt(1)	Currency of issuance	Outstanding principal amount in US $ MM equivalent			Rate	Maturity
Short term debt	AR$	US$	27.70		Float	Less than 180 days
Tarshop Bank Loans	AR$	US$	14.41		Float	Until May 2010
Purchase of Beruti Plot	US$	US$	4.45		0.00%	Feb-10
Series I Notes	US$	US$	120.00	(2)	7.88%	May-17
Series II Notes	AR$	US$	41.41	(3)	11.00%	Jun-12

Total Debt		US$	207.97

APSA’s Convertible Notes (4)	US$	US$	15.49		10.00%	Jul-14

(1)	It includes US$ 33,152,000 in principal amount held by Cresud, which has been eliminated from the accounting as a result of consolidation into Cresud.
(2)	It includes US$ 5,000,000 in principal amount held by Cresud, US$ 27,888,000 in principal amount held by IRSA and US$ 5,000,000 in principal amount held by APSA, which have been eliminated from the accounting as a result of their consolidation into Cresud.
(3)	As of March 31, 2009 IRSA has repurchased 4,818,000 in principal amount of its Series II Notes.
(4)	It does not include 31,738,262 of APSA’s Convertible Notes, which are held by IRSA.
(5)	The exchange rate used has been USD 1 = ARS 3.719

After the close of the nine-month period corresponding to fiscal 2009, IRSA acquired a principal amount of US$ 11.8 million of APSA’s Series I Negotiable Obligations and a principal amount of US$ 15.1 million of APSA’s Series II Negotiable Obligations.

Repurchase of shares

According to the Company’s Repurchase Plan, during the third quarter of fiscal year 2009, purchases of own shares amounted to 4,785,013 common shares, for which the Company paid US$ 3.6 million and Ps. 0.3 million. After the closing of the quarter, until May 7, 2009, Cresud had additionally acquired 96,944 ADRs and 49,869 common shares for US$ 0.8 million and Ps. 0.2 million, respectively. Therefore, the Company’s investment in own shares accounts for 5.5% of its total equity.

Prospects for the coming quarter

We believe that, given the new world scenario, companies such as Cresud, with a long track record and in-depth knowledge of the business, will have with good possibilities of tapping into the opportunities arising in the market.

For the coming quarter, our strategy is to continue with the development of our production activities. As concerns crops, the last quarter of the year has the biggest impact on the agricultural business as that is when a major part of the soybean and corn volumes are harvested. In spite of the distortion in the prices of commodities due to the current financial situation, the decrease in South America’s output caused by the drought had an impact on the level of prices, which allowed prices to recover. Besides, the demand for crops continues to be firm and global stocks remain at low levels.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Business Highlight (continued)

Looking forward, we will continue to be on the watch-out for tapping into the best opportunities emerging in the business of purchasing and selling land. As regards the development of marginal areas, we will continue to add more land assigned to agricultural and cattle-raising production through the development of our Los Pozos farm and our concession over the Agropecuaria Anta S.A. farm.

Continuing with our regional expansion strategy, the start of the corn and soybean harvest deserves special mention as it spans 10,448 hectares of the farms located in Bolivia. Also noteworthy in this respect is the development of land in our farms located in the Republic of Paraguay in order to add more land assigned to agriculture. In much the same way as we have launched our business in Brazil, we are presently studying possibilities in other countries in Latin America, where we see high potential for land appreciation and conditions fit for agricultural development.

Faced with the change in the economic scenario, Cresud is now assessing different alternatives for maintaining the Company’s strength and value on the basis of the quality of its assets, which includes farms with high productive value and appreciation potential and the productive businesses carried out in various areas in Latin America. One of these alternatives, which we are already implementing is the plan for repurchasing own shares to contribute to the strengthening of our shares in the market.

As concerns our investment in IRSA, as from the second quarter of the current fiscal year, Cresud has presented its financial statements in consolidated form with IRSA’s.

The deceleration of the economy has started to take its toll on the level of income derived from business activities in general, and our business segments do not stand aloof from this reality.

However, as concerns our Shopping Center segment in particular, our various shopping centers are uniquely attractive to our tenants, as has been shown by their willingness to join the new project that we expect to launch in the coming days: More than 94% of the leasable area of Dot Baires (the shopping center at Av. Gral. Paz. and Panamericana) has already been taken. We believe that given its location and commercial proposal, Dot Baires will add substantial value to our portfolio.

Another important component of our commercial strategy for maintaining the attractiveness of our shopping centers consists in launching marketing campaigns to attract customers and nationally and internationally recognized tenants. Therefore, we will continue to promote tenant diversification and to promote the participation of top brands in our shopping centers so as to offer our consumers the best products in the market. In this way, brands such as Salvatore Ferragamo, North Face and Starbucks have recently joined our proposal.

As concerns our Consumer Finance business, we will continue to take actions on those areas that call for an improvement in this segment’s operating and financial performance, taking measures aimed at stabilizing the business in light of the present economic scenario.

As concerns our lease office segment in Buenos Aires, we have recently noted certain caution among potential lessees regarding decisions to lease larger areas. However, we have agreed on a lease for our most recent addition to our portfolio, the Dique IV office building.

Regarding the Sales and Development segment, we will continue to make progress in the execution of the first project launched through the IRSA-CYRELA vehicle, in which sales have been booked for almost 100% of the units and work progress may be already perceived. As concerns our other future ventures, we will continue evaluating the appropriate moment to launch these projects.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Business Highlight (continued)

Comparative Shareholders’ Equity Structure

	As of March 31, 2009	As of March 31, 2008	As of March 31, 2007	As of March 31, 2006	As of March 31, 2005
Current Assets	1,003,003	918,634	193,610	95,247	89,092
Non-current Assets	4,522,443	1,146,824	846,702	685,867	609,533

	5,525,446	2,065,458	1,040,312	781,114	698,625

Current Liabilities	1,078,212	272,020	161,926	66,129	66,431
Non-current Liabilities	1,488,160	45,536	68,831	161,297	152,099

	2,566,372	317,556	230,757	227,426	218,530

Minority Interest	1,290,582	1,238	495	320	5

Shareholders’ Equity	1,668,492	1,746,664	809,060	553,368	480,090

	5,525,446	2,065,458	1,040,312	781,114	698,625

Comparative Income Structure

	As of March 31, 2009	As of March 31, 2008	As of March 31, 2007	As of March 31, 2006	As of March 31, 2005
Operating income	108,917	33,777	12,728	18,674	7,058
Financial and holding result	(25,469)	(27,328)	(8,837)	15,220	(2,195)
Other income and expenses and income on equity	(71,805)	16,936	37,189	10,124	10,782
Management agreement fees	(493)	(2,976)	(4,080)	(2,601)	(1,059)

Operating net income	11,150	20,409	37,000	41,417	14,586
Income Tax (expense) benefit	(32,466)	7,561	(348)	(18,176)	(5,112)
Minority Interest	25,987	(344)	64	136	60

Net Income	4,671	27,626	36,716	23,377	9,534

(See note 18 – Additional Comparative Information )

Production volume

	Three-month period March 31, 2009	Accumulated July 1, 2008 to March 31, 2009	Three-month period March 31, 2008	Accumulated July 1, 2007 to March 31, 2008	Three-month period March 31, 2007	Accumulated July 1, 2006 to March 31, 2007	Three-month period March 31, 2006	Accumulated July 1, 2005 to March 31, 2006	Three-month period March 31, 2005	Accumulated July 1, 2004 to March 31, 2005
Beef Cattle (in Kgs.)	2,548,680	5,467,570	2,347,510	7,036,158	2,912,046	8,112,493	3,226,444	7,758,548	2,492,476	8,480,476

Butyraceous (in Kgs.)	154,936	578,272	175,087	564,708	137,260	455,048	110,820	397,149	49,490	175,086

Crops (in quintals) *	432,628	815,371	303,840	605,600	498,654	696,735	351,413	522,413	308,221	532,601

*	One quintals equals one hundred kilograms

Alejandro Elsztain
Vice-president II Acting as President

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Business Highlight (continued)

Sales volume

	Three-month period March 31, 2009	Accumulated July 1, 2008 to March 31, 2009	Three-month period March 31, 2008	Accumulated July 1, 2007 to March 31, 2008	Three-month period March 31, 2007	Accumulated July 1, 2006 to March 31, 2007	Three-month period March 31, 2006	Accumulated July 1, 2005 to March 31, 2006	Three-month period March 31, 2005	Accumulated July 1, 2004 to March 31, 2005
Beef Cattle (in Kgs.)	1,050,147	3,945,956	1,350,732	7,307,164	1,984,396	8,680,231	3,228,274	10,838,907	4,125,490	13,078,115

Butyraceous (in Kgs.)	154,936	578,272	175,087	564,708	137,260	455,048	110,820	397,149	49,490	175,086

Crops (in quintals) *	238,144	1,328,279	303,479	962,012	90,961	403,518	86,461	949,929	136,257	455,315

*	One quintals equals one hundred kilograms

Local Market

	Three-month period March 31, 2009	Accumulated July 1, 2008 to March 31, 2009	Three-month period March 31, 2008	Accumulated July 1, 2007 to March 31, 2008	Three-month period March 31, 2007	Accumulated July 1, 2006 to March 31, 2007	Three-month period March 31, 2006	Accumulated July 1, 2005 to March 31, 2006	Three-month period March 31, 2005	Accumulated July 1, 2004 to March 31, 2005
Beef Cattle (in Kgs.)	1,050,147	3,945,956	1,350,732	7,307,164	1,984,396	8,680,231	3,228,274	10,838,907	4,125,490	13,078,115

Butyraceous (in Kgs.)	154,936	578,272	175,087	564,708	137,260	455,048	110,820	397,149	49,490	175,086

Crops (in quintals) *	238,144	1,328,279	303,479	962,012	90,961	403,518	86,461	949,929	136,257	455,315

*	One quintals equals one hundred kilograms

Export	(not applicable)

Ratios

	As of March 31, 2009	As of March 31, 2008	As of March 31, 2007	As of March 31, 2006	As of March 31, 2005
Liquidity	0.93	3.377	1.196	1.440	1.341
Solvency	0.65	5.500	3.506	2.433	2.197
Non-current assets to assets	0.82	0.555	0.814	0.878	0.872
Return on Equity (1)	0.00	0.021	0.051	0.043	0.020

(1)	Result of the period divided average shareholder’s equity.

Alejandro Elsztain
Vice-president II Acting as President

Free translation from the original prepared in Spanish for publication in Argentina

Report of Independent Auditors

To the Shareholders, President and Board of Directors of

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

Legal address: Moreno 877 - floor 23

Autonomous City of Buenos Aires

CUIT 30-50930070-0

1.	We have reviewed the balance sheets of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria at March 31, 2009 and 2008, and the related statements of income, of changes in shareholders’ equity and of cash flows for the nine-month periods ended March 31, 2009 and 2008 and the complementary notes 1 to 21 and schedules A, B, C, E, F.1, F.2, G and H. Furthermore, we have reviewed the consolidated financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria, at March 31, 2009 and 2008, and the related consolidated statements of income and of cash flows for the nine-month periods ended March 31, 2009 and 2008 and notes 1 to 20, which are presented as complementary information. These financial statements are the responsibility of the Company’s management.

2.	We conducted our review in accordance with standards established by Technical Resolution No. 7 of the Argentine Federation of Professional Councils of Economic Sciences for limited reviews of financial statements. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3.	Based on our work and our examinations of the financial statements of this Company and the consolidated financial statements for the years ended June 30, 2008 and 2007, on which we issued our unqualified report dated September 8, 2008, we report that:

a) The financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria at March 31, 2009 and 2008 and its consolidated financial statements at those dates, set out in point 1, prepared in accordance with accounting standards prevailing in the Autonomous City of Buenos Aires, include all significant facts and circumstances of which we are aware, and we have no observations to make on them.

b) The comparative information included in the basic and consolidated balance sheets and the suplementary notes and schedules to the attached financial statements arise from Company financial statements at June 30, 2008.

4.	In accordance with current regulations, we report that:

a)	the financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria and its consolidated financial statements were transcribed to the “Inventory and Balance Sheet Book” and comply, within the field of our competence, with the Corporations Law and pertinent resolutions of the National Securities Commission;

b)	the financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria arise from official accounting records carried in all formal respects in accordance with legal requirements, that maintain the security and integrity conditions based on which they were authorized by the National Securities Commission;

c)	we have read the business highlights and the additional information to the notes to the financial statements required by section 68 of the Buenos Aires Stock Exchange Regulations, on which, as regards those matters that are within our competence, we have no observations to make;

d)	At March 31, 2009, the debt of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria accrued in favor of the Argentine Integrated Social Security System according to the accounting records amounted to $ 424,824 none of which was claimable at that date.

Autonomous City of Buenos Aires, May 12, 2009.

PRICE WATERHOUSE & CO. S.R.L.

(Partner)
Dr. Andrés Suarez

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: May 19, 2009